Exhibit 2.1

EXECUTION COPY

SHARE PURCHASE AGREEMENT

BY AND AMONG

MITEK SYSTEMS, INC.,

ID CHECKER NL B.V.,

ID CHECKER HOLDING B.V.,

STICHTING ADMINISTRATIEKANTOOR OPID,

PIERRE L.M. DE BOER,

AND

MICHAEL HAGEN

Dated as of May 26, 2015

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(continued)

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(continued)

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(continued)

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SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of May 26, 2015 (the “Agreement”), is entered into by and among Mitek Systems, Inc., a Delaware corporation (“Purchaser”), ID Checker NL B.V., a company incorporated under the laws of The Netherlands (the “Company”), ID Checker Holding B.V. a company incorporated under the laws of The Netherlands (“Parent”), Stichting Administratiekantoor OPID (“STAK” and together with Parent, “Sellers” and each, a “Seller”), Pierre L.M. de Boer, an individual entering into this Agreement solely with respect to the covenants and obligations set forth in Sections 6.3 through 6.6 (severally and only with respect to his own obligations under such Sections), and Michael Hagen, an individual serving as and entering into this Agreement solely with respect to the covenants and obligations set forth in Sections 6.3 through 6.6 (severally and only with respect to his own obligations under such Sections) and in the capacity of the Sellers’ Representative (the “Sellers’ Representative”, as replaced or substituted from time to time in accordance with Section 10.1). Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in Article XI.

RECITALS

WHEREAS, the Company is engaged in the business of reading, recognizing, categorizing and verifying identification and other similar documents both manually and through the use of computer technology (the “Business”);

WHEREAS, the Company owns 100% of the issued and outstanding capital stock of ID Checker, Inc., a California corporation (“US Company”), and Sellers collectively own 100% of the issued Company Shares;

WHEREAS, the Company desires to sell to Purchaser all of the issued and outstanding capital stock of the US Company (the “US Shares”) and Purchaser desires to purchase from the Company all of the US Shares at the Initial Closing on the terms and subject to the conditions of this Agreement; and

WHEREAS, Sellers desire to sell to Purchaser all of the issued and outstanding ordinary shares of €0.01 each in the capital of the Company (the “Company Shares” and together with the US Shares, the “Shares”) and Purchaser desires to purchase from Sellers all of the Company Shares at the Second Closing on the terms and subject to the conditions of this Agreement;

WHEREAS, to facilitate the purchases and transfers to be made pursuant to this Agreement, (a) prior to the date hereof, Parent has sold, assigned, transferred and conveyed to the Company the Facilitair Shares (the “Facilitair Transfer”), (b) prior to the Closing Date, (i) Parent will, or will cause its Subsidiaries and other Parent Affiliates to complete a restructuring in which (A) the Business Assets currently owned by Parent or any of its Subsidiaries or any other Parent Affiliates (other than the Company and its Subsidiaries), if any, will be sold, assigned, transferred and conveyed to the Company (the “Business Asset Transfer”), in accordance with the terms of this Agreement, and (B) the Intellectual Property and Intellectual Property Rights owned by Parent or any of its Subsidiaries or any of the other Parent Affiliates

(other than the Company and its Subsidiaries) (the “Transferred IP”) will be sold, assigned, transferred and conveyed to the Company in a transaction structured as a purchase of such assets for the consideration set forth therein, pursuant to the BV IP Transfer Agreement (the “BV IP Transfer” and together with the Facilitair Transfer and the Business Asset Transfer, the “Restructuring”), and (c) immediately following the BV IP Transfer and prior to the Closing Date, the Company will sell, assign, transfer and convey the Transferred IP to the US Company, in a transaction structured as a purchase of such assets for the consideration set forth therein, pursuant to the US IP Transfer Agreement (the “US IP Transfer”); and

WHEREAS, upon consummation of the transactions contemplated herein and subject to the conditions set forth in this Agreement, Purchaser will own 100% of the total issued and outstanding share capital of each of the Company and the US Company, in each case on a fully-diluted basis.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and subject to the terms and conditions hereof, the parties hereto, intending legally to be bound, agree as follows:

ARTICLE I

PURCHASE AND SALE OF CAPITAL STOCK

1.1         Purchase and Sale of the Shares.  On the terms and subject to the conditions set forth in this Agreement, (a) at the Initial Closing, the Company shall sell, assign, transfer, convey and deliver to Purchaser (or to Purchaser’s designee), free and clear of all Liens, and Purchaser (or Purchaser’s designee, if applicable) shall purchase from the Company, all the US Shares owned by the Company and (b) Sellers hereby sell to Purchaser (or to Purchaser’s designee), free and clear of all Liens, and Purchaser (or Purchaser’s designee, if applicable) hereby purchases from Sellers, all the Company Shares, which Company Shares shall be transferred, free and clear of all Liens, and at the Second Closing, Sellers, the Company and Purchaser shall execute the notarial deed of transfer pursuant to which the Company Shares shall be transferred to Purchaser in front of a Dutch civil-law notary associated with Van Doorne N.V. The aggregate purchase price for the Shares shall be an amount equal to $10,600,000 comprised of: (i) US$5,600,000 in cash (the “Cash Purchase Price”), subject to adjustment as set forth in this Article I, plus (ii) the Closing Shares, plus (iii) subject to the satisfaction of the conditions set forth in Section 1.8(b) and 1.8(d), the Revenue Shares, if any, plus (iv) subject to the satisfaction of the conditions set forth in Section 1.8(c) and 1.8(e), the Net Income Shares, if any, plus (v) the amounts cancelled pursuant to Section 1.5(c) (the “Purchase Price”).

1.2         Closings.

(a)        Initial Closing.  Subject to the terms and conditions of this Agreement, the purchase and sale of the US Shares shall commence at 10:00 a.m., Pacific Time, at the offices of Paul Hastings LLP, 4747 Executive Dr., Twelfth Floor, San Diego, CA 92121, on a date to be designated by Purchaser, which shall be no later than the second (2nd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VII, or at such other hour or on such other date as shall be mutually agreed upon between Sellers and Purchaser (the “Initial Closing”).

(b)        Second Closing.  Subject to the terms and conditions of this Agreement and only after the completion of the Initial Closing, the transfer of the Company Shares and the consummation of the other transactions contemplated by this Agreement (the “Second Closing” and together with the Initial Closing, the “Closings”) shall take place immediately following the Initial Closing, at the offices of Paul Hastings LLP, or at such other place as shall be mutually agreed upon between Sellers and Purchaser (the date on which the Closings occur being referred to herein as the “Closing Date”).

1.3         Pre-Closing Closing Cash and Working Capital Adjustment.

(a)        Estimated Closing Cash Payment.  No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser a certificate (the “Closing Certificate”) setting forth, in each case as of the Closing Date, (i) an estimated consolidated balance sheet of the Company and its Subsidiaries as of 11:59 p.m. Amsterdam Time on the date immediately preceding the Closing Date (the “Estimated Closing Balance Sheet”), (ii) an itemized schedule of the amount of Indebtedness (the “Schedule of Indebtedness”), separately listing each item of Indebtedness and the related creditor, (iii) an itemized schedule of the amount of unpaid Transaction Costs, separately listing each Transaction Cost and the related creditor, and (iv) an itemized calculation, based on the Estimated Closing Balance Sheet, of the amount of Closing Cash as of 11:59 p.m. Amsterdam Time on the date immediately preceding the Closing Date (“Estimated Closing Cash Amount”) and the Working Capital Amount as of 11:59 p.m. Amsterdam Time on the date immediately preceding the Closing Date (“Estimated Working Capital Amount”). The Estimated Closing Balance Sheet, Schedule of Indebtedness, Estimated Closing Cash Amount and Estimated Working Capital Amount shall be prepared by the Company in good faith in a manner that is consistent with the Company’s past practices as employed in the Financial Statements and in accordance with this Agreement; provided that any accounting item that has not historically been included in the Company’s financial statements and thus not the subject of the Company’s past practices shall be treated in accordance with US GAAP (and in the case of the Estimated Working Capital Amount and Schedule of Indebtedness, in accordance with the examples set forth on Appendix 1.3(a) and Appendix 1.3(b), respectively). The Company shall thereafter provide Purchaser with access to the working papers of the Company relating to the Estimated Closing Balance Sheet and the resulting calculation of the Estimated Closing Cash Amount and the Estimated Working Capital Amount, as well as any other information used in preparing the Estimated Closing Balance Sheet as is reasonably requested by Purchaser.

(b)        No later than one (1) Business Day prior to the Closing Date, Purchaser shall have the right to object to the Estimated Closing Balance Sheet, the Estimated Closing Cash Amount or the Estimated Working Capital Amount by delivering written notice of such objection to the Company. If Purchaser does not provide such written notice of objection to the Company, then the Estimated Closing Balance Sheet, Estimated Closing Cash Amount and the Estimated Working Capital Amount shall, subject to Section 1.7, be deemed accepted by Purchaser, and the Estimated Closing Cash Shortfall and/or Estimated Working Capital Shortfall, if any, shall be calculated in accordance with Section 1.3(c) based thereon. If, on the other hand, Purchaser provides such written notice of objection to the Company, then Representatives of Purchaser and the Company shall meet as promptly as practicable to discuss in good faith the proper Estimated Closing Balance Sheet, the proper Estimated Closing Cash Amount and the proper Estimated Working Capital Amount and the resulting calculation of the proper Estimated Closing Cash Shortfall and Estimated Working Capital Shortfall, if any, in accordance with Section 1.3(c); provided, however, that if such Representatives of Purchaser and the Company are unable to agree in good faith prior to the Closing Date on the proper Estimated Closing Balance Sheet, the proper Estimated Closing Cash Amount and the proper Estimated Working Capital Amount and the resulting calculation of the proper Estimated Closing Cash Shortfall and Estimated Working Capital Shortfall, if any, in accordance with Section 1.3(c), then for purposes of calculating the Estimated Closing Cash Shortfall and Estimated Working Capital Shortfall, if any, in accordance with Section 1.3(c), (i) the Estimated Closing Cash Amount shall be deemed to be equal to the lesser of (A) the Estimated Closing Cash Amount as presented by the Company and (B) the Closing Cash Target, and (ii) the Estimated Working Capital Amount shall be deemed to be equal to the lesser of (A) the Estimated Working Capital Amount as presented by the Company and (B) the Working Capital Target.

(c)        If the Closing Cash Target is greater than (i.e., more positive or less negative) the Estimated Closing Cash Amount, then the absolute value of the difference between the Closing Cash Target minus the Estimated Closing Cash Amount shall be referred to as the “Estimated Closing Cash Shortfall”. Otherwise, the Estimated Closing Cash Shortfall shall be zero. If the Working Capital Target is greater than (i.e., more positive or less negative) the sum of the Estimated Working Capital Amount and the Estimated Closing Cash Shortfall, then the absolute value of the difference between the Working Capital Target minus the sum of the Estimated Working Capital Amount and the Estimated Closing Cash Shortfall shall be referred to as the “Estimated Working Capital Shortfall”. Otherwise, the Estimated Working Capital Shortfall shall be zero.

1.4         Payoff Letters.  Schedule 1.4 sets forth a complete list of all estimated Transaction Costs (separately listing each fee and payment and the Company Representative to whom such fees and payments are outstanding) and all of the Indebtedness of the Company (separately listing each item of Indebtedness, the related creditor and all relevant contact information), in each case as of the date hereof. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser:

(a)        executed payoff letters, dated as of the Closing Date, from each of the lenders identified on the Schedule of Indebtedness to be provided to Purchaser pursuant to Section 1.3(a) (the “Lender Payoff Letters”) setting forth all relevant wire transfer information and providing for the complete repayment as of the Initial Closing of all of the Company’s outstanding Indebtedness as of immediately prior to the Initial Closing to such lender and the complete release of any encumbrance such lender may have against the Company or any of its Subsidiaries or any of their respective assets, along with appropriate supporting documentation, all conditioned upon receipt of the funds specified as owed or due to such lender in such Lender Payoff Letter, and each in a form reasonably satisfactory to Purchaser; and

(b)        executed fee statement letters, dated as of the Closing Date, from each of the Company’s Representatives to which Transaction Costs will be owed and outstanding as of the Initial Closing (the “Fee Statement Letters”), along with all relevant wire transfer information and all appropriate supporting documentation, and each in a form reasonably satisfactory to Purchaser. The Fee Statement Letters shall: (i) collectively provide for the payment in full of all of the Transaction Costs that will be owing by the Company to its Representatives at the Initial Closing; and (ii) each state that the Representative of the Company providing the Fee Statement Letter acknowledges that such Representative is not owed any further amounts from the Company.

1.5         Closing Payments; Issuance of Closing Shares; Settlement of the Promissory Note.

(a)        At the Second Closing, against delivery of the certificates representing the US Shares duly executed by Sellers and duly endorsed for transfer to Purchaser and upon execution by Sellers, the Company and Purchaser of the notarial deed of transfer pursuant to which the Company Shares have been transferred to Purchaser in front of a Dutch civil-law notary associated with Van Doorne N.V, Purchaser shall: (i) pay to Sellers, the Closing Cash Payment; (ii) issue to Sellers, the sum of (A) the Closing Shares minus (B) the Escrow Closing Shares; and (iii) deliver to the Escrow Agent the Primary Escrow Fund, the Escrow Closing Shares, and the Secondary Escrow Fund, in each case, to be held by Escrow Agent pursuant to the terms of the Escrow Agreement.

(b)        In addition, at the Second Closing, Purchaser shall cause to be paid and discharged out of the Closing Cash Payment, on behalf of the Company and Sellers, as applicable, and in accordance with the Lender Payoff Letters and the Fee Statement Letters, all Indebtedness and Transaction Costs owed by the Company and Sellers, as applicable, in each case as evidenced on the Closing Certificate or the Fee Statement Letters by wire transfer of immediately available funds.

(c)        As of the Second Closing and upon issuance of the Closing Shares, the Promissory Note shall be deemed paid in full and shall be cancelled.

(d)        For purposes of calculating any cash payments to be made out of the Closing Cash Payment pursuant to this Article I (including any post-Closing adjustments to the Closing Cash Payment as a result of the adjustments contemplated by Section 1.7), any such amounts payable or, if applicable, used as a basis for calculation of amounts payable hereunder (e.g., amount of Closing Cash or Working Capital Amount) that are expressed in Euros (EUR) at any date shall be converted from EUR into U.S. Dollars (USD) pursuant to the Conversion Principle as of the Business Day immediately preceding the date on which the Closing Certificate is delivered to the Purchaser, in accordance with this Article I.

1.6         Method of Payments to Sellers.  No later than the close of business on the fifth (5th) Business Day prior to the Closing Date, the Sellers’ Representative shall have delivered to Purchaser for review a detailed funds flow memorandum (the “Funds Flow Memorandum”), expressed in USD in accordance with Section 1.5 (d), in such form as may be reasonably requested by Purchaser, which shall be certified as true and correct by the Chief Executive Officer of the Company.

1.7         Post-Closing Closing Cash and Working Capital Adjustment.

(a)        Within 30 days following the Closing Date, the Company shall prepare and deliver to the Sellers’ Representative setting forth, in each case as of the Closing Date, (i) a consolidated balance sheet of the Company and its Subsidiaries as of 11:59 p.m. Amsterdam Time on the date immediately preceding the Closing Date (the “Closing Date Balance Sheet”), and (ii) an itemized calculation, based on the Closing Date Balance Sheet, of the amount of Closing Cash as of 11:59 p.m. Amsterdam Time on the date immediately preceding the Closing Date (the “Closing Date Closing Cash Amount”) and the Working Capital Amount as of 11:59 p.m. Amsterdam Time on the date immediately preceding the Closing Date (the “Closing Date Working Capital Amount”). The Closing Date Balance Sheet, the Closing Date Closing Cash Amount and Closing Date Working Capital Amount shall be prepared by the Company in good faith in a manner that is consistent with the Company’s past practices as employed in the Financial Statements and in accordance with this Agreement; provided that any accounting item that has not historically been included in the Company’s financial statements and thus not the subject of the Company’s past practices shall be treated in accordance with US GAAP, except for the Closing Date Working Capital Amount, which shall be determined in accordance with the definition of Working Capital set forth herein and Appendix 1.3(a).

(b)        If, within 30 days following delivery of the Closing Date Balance Sheet, the Closing Date Closing Cash Amount and Closing Date Working Capital Amount to the Sellers’ Representative, the Sellers’ Representative has not delivered to Purchaser written notice (the “Objection Notice”) of its objections to the Closing Date Balance Sheet or Purchaser’s calculation of the Closing Date Closing Cash Amount or the Closing Date Working Capital Amount (which Objection Notice must contain a statement describing in reasonable detail the basis of such objections), then the Closing Date Balance Sheet and Purchaser’s calculation of the Closing Date Closing Cash Amount and the Closing Date Working Capital Amount, shall be deemed final, conclusive and binding and shall be the “Final Closing Cash Amount” and the “Final Working Capital Amount”, respectively. If the Sellers’ Representative delivers the Objection Notice within such 30 day period, then Purchaser and the Sellers’ Representative shall endeavor in good faith to resolve the objections, for a period not to exceed 30 days from the date of delivery of the Objection Notice. Purchaser and the Company shall thereafter afford the Sellers’ Representative and his Representatives with access to the working papers of the Company relating to the Closing Date Balance Sheet and the resulting calculation of the Closing Date Closing Cash Amount and the Closing Date Working Capital Amount, as well as any other information used in preparing the Closing Date Balance Sheet as is reasonably requested by the Sellers’ Representative. If at the end of the 30 day resolution period there are any objections that remain in dispute, the Sellers’ Representative and Purchaser will appoint a mutually agreed-upon accounting firm (the “Referee”) within five (5) days following the expiration of such 30 day period and if the Sellers’ Representative and Purchaser are unable to agree upon such accounting firm within such five (5) day period, then the accounting firm shall be selected within five (5) days thereafter by mutual agreement of the independent accounting firms of the Sellers’ Representative and Purchaser. The Sellers’ Representative and Purchaser shall use commercially reasonable efforts to cause the Referee to determine the Final Closing Cash Amount and the Final Working Capital Amount within 30 days after the objections that remain in dispute are submitted to such Referee. If any remaining objections are submitted to the Referee for resolution, (i) each party shall furnish to the Referee such work papers and other documents and information relating to such objections as the Referee may request and are available to that party or its Subsidiaries (or its independent public accountants) and will be afforded the opportunity to present to the Referee any material relating to the determination of the matters in dispute and to discuss such determination with the Referee, (ii) to the extent that a value has been assigned to any objection that remains in dispute, the Referee shall not assign a value to such objection that is greater than the greatest value for such objection claimed by either party or less than the smallest value for such objection claimed by either party, (iii) the written determination of the Referee with respect to the Final Closing Cash Amount and the Final Working Capital Amount, shall be made in accordance with this Agreement and shall be binding and conclusive on the parties and shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereof, and (iv) the Sellers’ Representative and Purchaser shall each bear one-half of the fees and expenses of the Referee.

(c)        If the Closing Cash Target is greater than (i.e., more positive or less negative) the Final Closing Cash Amount, then the absolute value of the difference between the Closing Cash Target minus the Final Closing Cash Amount shall be referred to as the “Final Closing Cash Shortfall”. Otherwise, the Final Closing Cash Shortfall shall be zero. If the Working Capital Target is greater than (i.e., more positive or less negative) the sum of the Final Working Capital Amount and the Final Closing Cash Shortfall, then the absolute value of the difference between the Working Capital Target minus the sum of the Final Working Capital Amount and the Final Closing Cash Shortfall shall be referred to as the “Final Working Capital Shortfall”. Otherwise, the Final Working Capital Shortfall shall be zero.

(d)        If the Aggregate Estimated Shortfall is greater than the Aggregate Final Shortfall, then the difference between the Aggregate Estimated Shortfall minus the Aggregate Final Shortfall shall be referred to as a “Final Adjustment Overage”. If the Aggregate Final Shortfall is greater than (i.e., more positive or less negative) the Aggregate Estimated Shortfall, then the difference between the Aggregate Final Shortfall minus the Aggregate Estimated Shortfall shall be referred to as a “Final Adjustment Shortfall”.

(e)        In the event of a Final Adjustment Overage, the Closing Cash Payment shall be increased by such overage and Purchaser shall cause such amount to be delivered to Sellers in accordance with their respective Pro Rata Percentages.

(f)        In the event of a Final Adjustment Shortfall, the Closing Cash Payment shall be decreased by such shortfall and Purchaser and the Sellers’ Representative shall, within three (3) Business Days, deliver joint written instructions to the Escrow Agent directing the Escrow Agent to release such amount to Purchaser from the Primary Escrow Fund; provided that if the Final Adjustment Shortfall exceeds the Primary Escrow Fund, each Seller shall pay such Seller’s Pro Rata Percentage of the amount of such deficiency (the “Adjustments Deficiency”) to Purchaser by wire transfer of immediately available funds.

(g)        Subject to Section 1.7(i), any payment to be made pursuant to Sections 1.7(e), 1.7(f) and 1.7(i) shall be made by Purchaser or Sellers, as the case may be, within five (5) Business Days following the final determination of the Final Closing Cash Amount and the Final Working Capital Amount, by wire transfer of immediately available funds, as directed by Purchaser or Sellers, as the case may be.

(h)        The Purchase Price, as adjusted pursuant to Section 1.3 and as further adjusted pursuant to this Section 1.7, in each case if applicable, shall be the “Final Purchase Price”.

(i)        Notwithstanding anything herein to the contrary, if at any time the Closing Cash Payment shall be greater than US$2,700,000, Purchaser shall cause twenty percent (20%) of the amount in excess of US$2,700,000 (such amount, the “Excess Amount”) to be delivered to the Escrow Agent and paid into the Primary Escrow Fund and the remainder of such excess amount shall be delivered to Sellers in accordance with their respective Pro Rata Percentages.

1.8         Earnout Consideration. As additional consideration for the Shares (and subject to satisfaction of the conditions set forth below in this Section 1.8), Purchaser shall issue and deliver (or cause its transfer agent to issue and deliver) to Sellers, in accordance with their respective Pro Rata Percentages, the aggregate number of Earnout Shares, if any, determined as set forth in this Section 1.8. All matters relating to Earnout Shares shall be determined in accordance with US GAAP, and to the extent consistent with US GAAP, the Company’s past practices as employed in the Financial Statements, in each case as consistently applied by the Company prior to the Closing Date. The parties agree that any changes in US GAAP or Dutch GAAP from and after the date hereof shall not affect the calculation of Revenue or Net Income for any Earnout Period.

(a)        As used in this Agreement, the following capitalized terms shall have the meanings set forth below:

“2015 Earnout Shares” shall mean the 2015 Revenue Shares together with the 2015 Net Income Shares.

“2015 Net Income Shares” shall mean any shares of Purchaser Common Stock issued pursuant to Section 1.8(c).

“2015 Revenue Shares” shall mean any shares of Purchaser Common Stock issued pursuant to Section 1.8(b).

“2016 Earnout Shares” shall mean the 2016 Revenue Shares together with the 2016 Net Income Shares.

“2016 Net Income Shares” shall mean any shares of Purchaser Common Stock issued pursuant to Section 1.8(e).

“2016 Revenue Shares” shall mean any shares of Purchaser Common Stock issued pursuant to Section 1.8(d).

“Company Products” shall mean the following products or services: Easy Onboard, Strong ID and Facelink.

“Earnout Period” shall mean the 2015 Earnout Period and/or the 2016 Earnout Period, as the case may be.

“Earnout Period Net Income” shall mean the 2015 Earnout Period Net Income and/or the 2016 Earnout Period Net Income, as the case may be.

“Earnout Period Revenue” shall mean the 2015 Earnout Period Revenue and/or the 2016 Earnout Period Revenue, as the case may be.

“Earnout Shares” shall mean the 2015 Earnout Shares, if any, and/or the 2016 Earnout Shares, if any.

“Net Income Shares” shall mean the 2015 Net Income Shares, if any, and/or the 2016 Net Income Shares, if any.

“Revenue” means, without duplication, for any period, the amount of revenue reported in Purchaser’s consolidated financial statements related to all Company Products sold or licensed, calculated in accordance with US GAAP, consistently applied throughout the specified period, pursuant to the accounting policies of Purchaser and as audited by Purchaser’s independent registered public accounting firm.

“Revenue Shares” shall mean the 2015 Revenue Shares, if any, and/or the 2016 Revenue Shares, if any.

“Net Income” means, without duplication, for any period, the amount of net income reported in Purchaser’s consolidated financial statements related to business activities of each of the Company and the US Company, calculated in accordance with US GAAP, consistently applied throughout the specified period, pursuant to the accounting policies of Purchaser and as audited by Purchaser’s independent registered public accounting firm.

(b)        2015 Revenue Earnout.  If the Revenue for the period beginning on January 1, 2015 and ending on and including September 30, 2015 (such nine-month period, the “2015 Earnout Period” and the Revenue for such period, the “2015 Earnout Period Revenue”) is:

(i)        equal to or greater than US$2,250,000 (“2015 Revenue Target”), then Purchaser shall, subject to Section 1.9, issue to Sellers, in accordance with their respective Pro Rata Percentages, an aggregate number of shares of Purchaser Common Stock that is equal to (A) US$500,000 divided by (B) the greater of (1) $3.00 per share or (2) the volume weighted average closing price of Purchaser Common Stock over the 10 trading-day period ending on and including September 30, 2015, as reported on the NASDAQ Capital Market (such greater price, the “2015 Earnout Date Price”); or

(ii)        less than the 2015 Revenue Target but equal to or greater than US$1,800,000, then Purchaser shall, subject to Section 1.9, issue to Sellers, in accordance with their respective Pro Rata Percentages, an aggregate number of shares of Purchaser Common Stock that is equal to the product of (A) (1) US$500,000 divided by (2) the 2015 Earnout Date Price, multiplied by (B) a fraction, (1) the numerator of which shall be the 2015 Earnout Period Revenue, and (2) the denominator of which shall be the 2015 Revenue Target, rounded down to the nearest percentage.

(c)        2015 Net Income Earnout.  If the Net Income for the 2015 Earnout Period (the “2015 Earnout Period Net Income”) is:

(i)        equal to or greater than US$225,000 (“2015 Net Income Target”), then Purchaser shall, subject to Section 1.9, issue to Sellers, in accordance with their respective Pro Rata Percentages, an aggregate number of shares of Purchaser Common Stock that is equal to (A) US$500,000 divided by (B) the 2015 Earnout Date Price; or

(ii)       less than the 2015 Net Income Target but equal to or greater than US$180,000, then Purchaser shall, subject to Section 1.9, issue to Sellers, in accordance with their respective Pro Rata Percentages, an aggregate number of shares of Purchaser Common Stock that is equal to the product of (A) (1) US$500,000 divided by (2) the 2015 Earnout Date Price, multiplied by (B) a fraction, (1) the numerator of which shall be the 2015 Earnout Period Net Income, and (2) the denominator of which shall be the 2015 Net Income Target, rounded down to the nearest percentage.

(d)        2016 Revenue Earnout.  If the Revenue for the period beginning on October 1, 2015 and ending on and including September 30, 2016 (such 12 month period, the “2016 Earnout Period” and the Revenue for such period, the “2016 Earnout Period Revenue”) is:

(i)        equal to or greater than US$5,300,000 (“2016 Revenue Target”), then Purchaser shall, subject to Section 1.9, issue to Sellers, in accordance with their respective Pro Rata Percentages, an aggregate number of shares of Purchaser Common Stock that is equal to (A) US$500,000 divided by (B) the greater of (1) $3.00 per share or (2) the volume weighted average closing price of Purchaser Common Stock over the 10 trading-day period ending on and including September 30, 2016, as reported on the NASDAQ Capital Market (such greater price, the “2016 Earnout Date Price”); or

(ii)       less than the 2016 Revenue Target but equal to or greater than US$4,240,000, then Purchaser shall, subject to Section 1.9, issue to Sellers, in accordance with their respective Pro Rata Percentages, an aggregate number of shares of Purchaser Common Stock that is equal to the product of (A) (1) US$500,000 divided by (2) the 2016 Earnout Date Price multiplied by (B) a fraction, (1) the numerator of which shall be the 2016 Earnout Period Revenue, and (2) the denominator of which shall be the 2016 Revenue Target, rounded down to the nearest percentage.

(e)        2016 Net Income Earnout.  If the Net Income for the 2016 Earnout Period (the “2016 Earnout Period Net Income”) is:

(i)        equal to or greater than US$1,060,000 (“2016 Net Income Target”), then Purchaser shall, subject to Section 1.9, issue to Sellers, in accordance with their respective Pro Rata Percentages, an aggregate number of shares of Purchaser Common Stock that is equal to (A) US$500,000 divided by (B) the 2016 Earnout Date Price; or

(ii)       less than the 2016 Net Income Target but equal to or greater than US$848,000, then Purchaser shall, subject to Section 1.9, issue to Sellers, in accordance with their respective Pro Rata Percentages, an aggregate number of shares of Purchaser Common Stock that is equal to the product of (A) (1) US$500,000 divided by (2) the 2016 Earnout Date Price, multiplied by (B) a fraction, (1) the numerator of which shall be 2016 Earnout Period Net

Income, and (2) the denominator of which shall be the 2016 Net Income Target, rounded down to the nearest percentage.

(f)        Determination of Earnout Payment.  Within 75 days after the last day of the applicable Earnout Period, Purchaser shall deliver to the Sellers’ Representative a written statement (the “Earnout Statement” and the date of such statement, the “Earnout Determination Date”) setting forth its calculation of Revenue and Net Income for the applicable Earnout Period and its calculation of the applicable Earnout Shares, if any, to be issued and delivered to Sellers under this Section 1.8. Subject to Section 1.9(d), the Earnout Shares shall be issued to Sellers, in accordance with their respective Pro Rata Percentages, no later than 10 days after the applicable Earnout Determination Date.

(g)        Post-Closing Operation of the Business.  Sellers acknowledge and agree that (i) upon the Initial Closing, Purchaser has the right to operate the Company, its Subsidiaries and the Business (and all other components of Purchaser’s business) in Purchaser’s reasonable discretion, (ii) the potential payment of any Revenue Shares or Net Income Shares described in this Section 1.8 is speculative and subject to numerous factors outside the control of Purchaser, and (iii) the parties solely intend the express provisions of this Agreement to govern their contractual relationship. Notwithstanding the foregoing provisions of this Section 1.8(g), Purchaser shall use commercially reasonable efforts to not, and shall cause its Subsidiaries (including the Company and its Subsidiaries) to use commercially reasonable efforts not to, take any action or series of actions that would reasonably be expected to reduce the Earnout Period Revenue or the Earnout Period Net Income and the number of Revenue Shares or Net Income Shares that will become payable hereunder.

(h)        No Security.  The parties hereto understand and agree that (i) Sellers’ contingent rights to receive any Earnout Shares shall not be represented by any form of certificate or other instrument, are not transferable and are unsecured and (ii) no Seller shall have any rights as a securityholder of Purchaser or the Company solely as a result of such Seller’s contingent right to receive any Earnout Shares hereunder. Neither Purchaser nor its Affiliates is making, and Sellers are not relying upon, any representations or warranties with respect to the financial performance or results of operations of the Company following the Closings.

(i)         Acceleration of Earn-Out Upon Termination of Founder.  Notwithstanding anything to the contrary set forth herein, in the event that one of the Founders’ relationship with the Company (or any parent or subsidiary thereof) as an employee or director of, or consultant to, the Company (or any parent or subsidiary thereof) is terminated by the Company (or any parent or subsidiary thereof) without Cause or by such Founder for Good Reason, then 50% of any Earnout Shares that may become issuable for any Earnout Period that has not completed as of the date of such termination shall be deemed to be earned and Purchaser shall, subject to Section 1.9(d), issue such Earnout Shares as set forth herein, and the Earnout Shares that may otherwise become issuable at the end of such Earnout Period shall be reduced by 50%. In the event that the other Founder’s relationship with the Company (or any parent or subsidiary thereof) as an employee or director of, or consultant to, the Company (or any parent or subsidiary thereof) is terminated by the Company (or any parent or subsidiary thereof) without Cause or by such Founder for Good Reason, then the remaining Earnout Shares that may become issuable for any Earnout Period that has not completed as of the date of such termination shall be deemed to be earned and Purchaser shall, subject to Section 1.9(d), issue such remaining Earnout Shares as set forth herein, and no further Earnout Shares shall be issuable at the end of such Earnout Period. Notwithstanding anything in this Agreement to the contrary, any Earnout Shares issued pursuant to this Section 1.8(i) shall not be subject to the vesting and forfeiture provisions of Sections 6.1(b) and (c).

(j)        Acceleration of Earn-Out Upon Abandonment of Company Products.  Notwithstanding anything to the contrary set forth herein, in the event that Purchaser and its Subsidiaries (including the Company and its Subsidiaries) elect to discontinue sales and/or support of Company Products or fail to sell, develop and market the Company Products in a manner at least substantially similar to the Company’s past practices, and Purchaser shall not have remedied such failure within 30 days of receipt of notice from the Company of such failure, then all Earnout Shares then issuable for any Earnout Period that has not completed as of the date of such discontinuance or failure to fund shall be deemed to be earned and Purchaser shall, subject to Section 1.9(d), issue such Earnout Shares as set forth herein, and no further Earnout Shares shall be issuable at the end of such Earnout Period. Notwithstanding anything in this Agreement to the contrary, any Earnout Shares issued pursuant to this Section 1.8(j) shall not be subject to the vesting and forfeiture provisions of Sections 6.1(b) and (c).

(k)        Securities Law Compliance.  Notwithstanding anything to the contrary herein, Purchaser shall not be required to issue any Earnout Shares to any Seller under this Section 1.8, unless, prior to receiving such Earnout Shares, such Seller executes and delivers to Purchaser one or more documents, in forms reasonably acceptable to Purchaser, representing as to certain matters in support of the exemption under Regulation S under the Securities Act (“Regulation S”), acknowledging the restricted nature of the Earnout Shares and representing that Seller is not a “U.S. Person” (as such term is defined in Regulation S).

(l)          Recapitalization.  In the event that, subsequent to the date of this Agreement but prior to the applicable date of issuance of any Earnout Shares, if any, the outstanding shares of Purchaser Common Stock, including all shares of Purchaser Common Stock held as treasury stock, shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, share dividend (including any dividend or distribution of securities convertible into shares of Purchaser Common Stock), share split, reverse share split, or other like changes in Purchaser’s capitalization, the number and type of Earnout Shares issuable and the stock prices relating to Purchaser Common Stock in this Agreement, as and if applicable, shall be appropriately adjusted. Notwithstanding the foregoing, Sellers acknowledge that Purchaser may from time to time purchases shares of Purchaser Common Stock as part of a share repurchase program and such share repurchases shall not be deemed to be a recapitalization for purposes of this Section 1.8(l) or in any way trigger any adjustment to the number of Earnout Shares.

1.9         Escrow Funds and Escrow Shares.

(a)        Upon the Second Closing, an escrow (the “Primary Escrow Fund”) in the aggregate amount of US$820,000 (as such amount may be increased pursuant to Section 1.7(i) the “Primary Escrow Amount”) will be established to serve as collateral and partial security for adjustments to the amount of Closing Cash and the Working Capital Amount pursuant to this

Article I and certain rights of the Purchaser Indemnitees hereunder. Upon the Initial Closing, Purchaser, the Sellers’ Representative and the Escrow Agent shall enter into an escrow agreement, in substantially the form of Exhibit A (the “Escrow Agreement”), which provides, among other things, for payments, as necessary, to secure the rights of the Purchaser Indemnitees as set forth in Article VIII. At the Second Closing, Purchaser shall deposit the Primary Escrow Amount with the Escrow Agent. The Primary Escrow Fund shall be held, administered and released by the Escrow Agent in accordance with the terms of the Escrow Agreement.

(b)        In addition to the deposit of the Primary Escrow Amount in the Primary Escrow Fund, at the Second Closing, Purchaser shall deposit the sum of $1,000,000 (the “Secondary Escrow Fund”) with the Escrow Agent, to be held in a separate escrow account pursuant to the Escrow Agreement. The Secondary Escrow Fund shall be held, administered and released in accordance with the terms of the Escrow Agreement. Purchaser shall use the Secondary Escrow Fund solely as collateral to secure the rights of the Purchaser Indemnitees with respect to indemnification obligations related to the matters set forth on Appendix 8.2(h).

(c)        The parties acknowledge and agree that, at the Second Closing, the aggregate number of Closing Shares shall be reduced by the Escrow Closing Shares, which shall be delivered by Purchaser to the Escrow Agent to be held pursuant to the terms of the Escrow Agreement for the benefit of the Sellers and shall serve as partial security for adjustments to the amount of Closing Cash and the Working Capital Amount pursuant to this Article I and certain rights of the Purchaser Indemnitees hereunder.

(d)        The parties agree and acknowledge that upon issuance (i) the aggregate number of applicable Revenue Shares, if any, shall be reduced by a number that is equal to (A) 20% multiplied by (B) the aggregate number of such Revenue Shares (rounded to the nearest whole share) and (ii) the aggregate number of applicable Net Income Shares, if any, shall be reduced by a number that is equal to (A) 20% multiplied by (B) the aggregate number of such Net Income Shares (rounded to the nearest whole share) (collectively, the “Escrow Earnout Shares” and together with the Escrow Closing Shares, the “Escrow Shares”). Within three (3) Business Days after the issuance of any Revenue Shares or Net Income Shares, the associated Escrow Earnout Shares shall be delivered by Purchaser to the Escrow Agent to be held for the benefit of the Sellers pursuant to the terms of the Escrow Agreement to serve as partial security for adjustments to the amount of Closing Cash and the Working Capital Amount pursuant to this Article I and certain rights of the Purchaser Indemnitees hereunder.

(e)        Purchaser shall pay all fees and expenses of the Escrow Agent; provided, however, that Sellers shall be responsible for any negative interest charged against the cash portion of the Primary Escrow Fund and the Secondary Escrow Fund as a result of the cash portion of such funds being held in EUR, which amounts shall be deducted directly from the cash portion of such funds without an obligation for Sellers to reimburse Purchaser for any such deductions resulting from negative interest.

1.10        No Fractional Closing Shares or Earnout Shares.  No fractional Closing Shares or Earnout Shares will be issued to any Seller. In the event a Seller would otherwise receive a fractional Closing Share, Purchaser shall deliver to such Seller in lieu of any such fractional Closing Share an amount in cash equal to the product of (a) such fractional Closing Share and (b)

the Closing Date Price. In the event a Seller would otherwise receive a fractional Earnout Share, Purchaser shall deliver to Seller in lieu of any such fractional Earnout Share an amount in cash equal to the product of (i) such fractional Earnout Share and (ii) the applicable Earnout Date Price.

1.11      Withholding.  Purchaser shall be entitled to deduct and withhold from any payment otherwise payable pursuant to this Agreement to Sellers or any other Person such amounts as Purchaser determines it is required to deduct and withhold under the Code, or any Tax Regulation, with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

1.12      Allocation.  The Purchase Price (after any adjustments thereto) shall be allocated among the US Shares and the Company Shares, as agreed between Purchaser and Parent prior to the Closing Date, in each case as adjusted to reflect the Final Purchase Price.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

OF SELLERS

Each Seller represents and warrants on its own behalf only, as of the date of this Agreement and as of the Closing Date, to Purchaser, as follows:

2.1        Organization.  Seller is duly organized (or incorporated as the case may be), validly existing and in good standing under the laws of its jurisdiction of organization with all necessary power and authority to enter into and perform its obligations under this Agreement. Seller is not organized or incorporated in or a resident or citizen of the United States.

2.2        Authorization.  Seller has full corporate power and authority to enter into this Agreement and the Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby and to take all other actions required to be taken by it pursuant to the provisions hereof and thereof. The execution, delivery and performance of this Agreement and the Related Agreements to which Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Seller, and no other actions on Seller’s part are necessary to authorize the execution, delivery and performance by Seller of this Agreement or any Related Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Seller. This Agreement constitutes and, upon execution and delivery thereof by Seller, each Related Agreement to which Seller is a party will constitute (assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, if any) the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as such enforcement may be limited by any bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity.

2.3         Ownership and Transfer of the Shares.  Seller is (a) the legal and beneficial owner of the Shares with full authority to transfer the legal and beneficial interest in the Shares or (b) the beneficial owner of those Shares and has the power to procure the transfer of those Shares by the legal owner, in each case, free and clear of any and all Liens. Seller has the power, authority and capacity to sell, transfer, assign and deliver (or to procure such sale, transfer, assignment and delivery of) such Shares as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to such Shares, free and clear of any and all Liens.

2.4         No Violation.  The execution, delivery and performance by Seller of this Agreement and any Related Agreement to which it is a party, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and compliance with the terms hereof and thereof by Seller do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default or event of default under (with due notice, lapse of time or both), (c) result in the creation of any Lien upon any of the properties or assets of Seller or any of the Shares held by Seller pursuant to, (d) give any third party the right to terminate, modify, accelerate or otherwise change any right or obligation, or take any action whatsoever, under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action by, notice to, or filing with any Governmental Authority or any other Person pursuant to: (i) the organizational documents of Seller, (ii) any applicable Regulation, or (iii) any Order to which Seller is subject. Seller has complied with all applicable Regulations and Orders in connection with the execution, delivery and performance of this Agreement and the Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby.

2.5         Litigation; Proceedings.  There is no Proceeding pending or, to Seller’s Knowledge, threatened against or affecting Seller or the Shares held by Seller, in each case before any court or Governmental Authority, that would reasonably be expected to affect the ability of Seller to sell and transfer the Shares or otherwise to consummate the transactions contemplated by this Agreement at the Closings.

2.6         Investment Representations.

(a)        Seller is not a “U.S. Person” (as defined in Regulation S) and is acquiring the shares of Purchaser Common Stock to be issued to Seller pursuant to the terms of this Agreement in an “offshore transaction” (as defined in Regulation S). Neither Seller nor any of its affiliates (as defined in Regulation 501 under the Securities Act), nor any persons acting on its or their behalf has engaged or will engage in any “directed selling efforts” (as defined in Regulation S) with respect to any shares of Purchaser Common Stock issued to Seller pursuant to this Agreement, and Seller and its affiliates (as defined in Regulation 501 under the Securities Act) and any persons acting on its or their behalf has complied and will comply with the offering restrictions requirement of Regulation S.

(b)        Seller understands that the Closing Shares have not been and the Earnout Shares, if any, will not be, registered under the Securities Act, and may not be offered or sold within the U.S. or to, or for the account or benefit of, any “U.S. Person” (as defined in Regulation S) except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the Securities Act. Seller also understands that such Closing Shares and Earnout Shares, if any, are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Seller’s representations contained in this Agreement, the accuracy and truthfulness thereof and Purchaser’s reliance thereon and Seller hereby acknowledges and consents to such reliance. Seller is acquiring such shares of Purchaser Common Stock for Seller’s own account for investment only, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof and shall not offer to sell or otherwise dispose of any such shares so acquired by Seller in violation of the registration requirements of the Securities Act or the securities laws of any other jurisdiction applicable to the transactions contemplated hereby. Seller was not offered or sold such shares of Purchaser Common Stock, directly or indirectly, by means of any form of “directed selling efforts” (as defined in Regulation S), general solicitation or general advertisement.

2.7         Investment Experience.  Seller has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in Purchaser and has the capacity to protect its own interests. Seller is able to bear the economic risk of its investment in Purchaser Common Stock for an indefinite period of time and can afford a complete loss of its investment in Purchaser Common Stock. Seller (or Seller’s financial advisor or other representative) has had access to Purchaser’s senior management and has had the opportunity to conduct such due diligence review as it has deemed appropriate, including a review of Purchaser’s annual and quarterly reports and other filings with the SEC. Neither this Section 2.7 nor Section 2.8 shall, however, limit or modify the representations and warranties of Purchaser in Article IV of this Agreement or the right of Sellers to rely thereon.

2.8         Disclosure of Information.  Seller has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Purchaser. Seller acknowledges that, except as set forth in this Agreement, none of Purchaser, its Subsidiaries nor any of their respective Affiliates, employees, agents, advisors or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Seller or any of its Affiliates, employees, agents or representatives.

2.9         Brokers and Finders.  Except as set forth in the Fee Statement Letters, neither Seller nor any Person acting on behalf of Seller has incurred any liability for any brokerage fees, agents’ commissions or finders’ fees in connection with the transactions contemplated herein.

2.10       No Misrepresentations.  The representations and warranties made by Seller in this Agreement are to the Knowledge of Seller true, complete and correct in all material respects and do not, to the Knowledge of Seller, contain any untrue statement of a material fact or omit to state any material fact necessary to make any such representation or warranty, under the circumstances in which it is made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Company Disclosure Schedule (which shall qualify the representations and warranties of the Company set forth in this Article III and which shall be organized in Schedules corresponding to the numbered and lettered paragraphs in this Article III, with the disclosure in any such numbered and lettered section of the Company Disclosure Schedule relating to and qualifying only the particular representation or warranty set forth in the corresponding section of this Agreement (except to the extent the relevance of that disclosure as an exception to (or a disclosure for purposes of) any other representation or warranty is reasonably apparent on the face of such disclosure, in which case such disclosure shall be deemed to qualify such other representation or warranty, or the disclosure is specifically cross-referenced in another section of the Company Disclosure Schedule)), the Company represents and warrants to Purchaser, as of the date of the Agreement and as of the Closing Date, as follows:

3.1         Organization.

(a)        The Company and each of its Subsidiaries is duly organized (or incorporated as the case may be), validly existing and in good standing under the laws of its jurisdiction of organization with all necessary power and authority (i) to carry on its business in the manner in which its business is currently being conducted, and to own, operate and lease its properties and assets in the manner in which its properties and assets are currently owned, operated and leased, (ii) to carry out the transactions contemplated by this Agreement and (iii) to perform its obligations under all Contracts to which it is a party or by which it is bound. The Company and each of its Subsidiaries is duly qualified, authorized, registered or licensed to do business and is in corporate and Tax good standing in every jurisdiction in which the conduct of its business or the ownership or lease of its properties requires it to be so qualified, authorized, registered or licensed, and all such jurisdictions, descriptions of registrations and relevant license numbers are set forth on Schedule 3.1(a).

(b)        Schedule 3.1(b) accurately sets forth (i) the names of the members of the boards of directors of the Company and each of its Subsidiaries, (ii) the names of the members of each committee of the boards of directors of the Company and each of its Subsidiaries (if any), and (iii) the names and titles of the officers of the Company and each of its Subsidiaries.

3.2         Subsidiaries.  Schedule 3.2 sets forth the name of each Subsidiary of the Company, the jurisdiction of its incorporation or formation, the number of authorized and outstanding equity securities of each such Subsidiary by class and the Persons owning (beneficially and of record) the outstanding equity securities of such Subsidiary. All the outstanding equity securities of each of the Company’s Subsidiaries have been duly authorized, validly issued and recorded and are fully paid and nonassessable, all taxes and permits for such issuances and transfers have been obtained, and all such equity securities are owned by the Company or another Subsidiary thereof free and clear of any Liens and not subject to any option or right to purchase any such equity security. All the outstanding equity securities of each of the Company’s Subsidiaries were issued, granted and transferred in compliance with (a) all applicable securities laws and other applicable Regulations, (b) all requirements set forth in applicable Contracts and (c) the applicable Company Constituent Documents. Neither the Company nor any Subsidiary owns or holds the right to acquire any equity security of any other Person. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make any future investment in or capital contribution to any Person. Neither the Company nor any of its Subsidiaries has guaranteed or is responsible or liable for any liability of any of the Persons in which it owns or has owned any equity or other financial interest. Neither the Company nor any of its Subsidiaries nor any of their respective shareholders or members has ever approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of the Company or any of its Subsidiaries or the winding up or cessation of the business or affairs of the Company or any of its Subsidiaries.

3.3         Certificate of Incorporation and Bylaws; Records.  The Company and each of its Subsidiaries have delivered to Purchaser accurate and complete copies of (a) its certificate of incorporation and bylaws, including all amendments thereto (or other constitutional documents) and/or any private shareholder agreements executed with respect thereto, including all amendments thereto, (b) its stock and member records and (c) the minutes and other records, if any, of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of its shareholders and members, its board of directors (or similar governing body), and all committees of its board of directors (or similar governing body) (the items described in (a), (b) and (c) above, collectively, the “Company Constituent Documents”). There have been no formal meetings or other proceedings of the shareholders or members of the Company or any of its Subsidiaries, the board of directors (or similar governing body) of the Company or any of its Subsidiaries, or any committee of the board of directors (or similar governing body) of the Company or any of its Subsidiaries that are not fully reflected in the Company Constituent Documents. There has not been any violation of the Company Constituent Documents, and neither the Company nor any of its Subsidiaries has taken any action that is inconsistent in any material respect with the Company Constituent Documents. All the records of the Company and each of its Subsidiaries are in the actual possession and direct control of the Company.

3.4         Capitalization.

(a)        The authorized share capital of the Company consists of EUR90,000 Company Shares, of which EUR18,700 shares have been issued as of the date of this Agreement. None of the issued share capital of the Company is held by the Company in treasury. All the issued Company Shares have been duly authorized and validly issued, are fully paid and non-assessable and were not issued in violation of any preemptive or other similar rights. All issued Company Shares have been issued in compliance with (i) all applicable securities laws and other applicable Regulations and (ii) all requirements set forth in the Company Constituent Documents and applicable Contracts. The Company is the legal and beneficial owner of the US Shares with full authority to transfer the legal and beneficial interest in the US Shares. The Company has the power, authority and capacity to sell, transfer, assign and deliver such US Shares as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to such US Shares, free and clear of any and all Liens.

(b)        As of the date of this Agreement, there are no issued stock options to purchase Company Shares, US Shares or Facilitair Shares. As of the Closings, there are no issued warrants, options or other rights to purchase Company Shares, US Shares or Facilitair Shares.

(c)        Except as set forth above in this Section 3.4, as of the date of this Agreement, there is no (i) issued share capital or other voting securities of the Company or any of its Subsidiaries (other than as set forth in Schedule 3.2), (ii) outstanding securities, instruments or obligations that are or may become convertible into or exchangeable or exercisable for any share capital or other securities of the Company or any of its Subsidiaries, (iii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any share capital or other securities of the Company or any of its Subsidiaries, or (iv) commitments or agreements to which the Company or any of its Subsidiaries is a party or by which it is bound, in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, any share capital or other securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to enter into any such commitment or agreement or grant or extend any subscription, option, warrant, call or right to acquire any share capital of, or any securities that are convertible into or exchangeable or exercisable for any share capital of, or other securities of the Company or any of its Subsidiaries (clauses (i) through (iv) of this Section 3.4(c) above, collectively “Company Rights”). Neither the Company nor any of its Subsidiaries has issued any debt securities which grant the holder thereof any right to vote on, or veto (except in the context of negative covenants over the ability of the Company or any of its Subsidiaries to incur indebtedness and grant security interests in the assets or property of the Company or any of its Subsidiaries), any actions by the Company or any of its Subsidiaries (or which are convertible into, or exercisable or exchangeable for, securities having the right to vote on, or veto, any actions by the Company or any of its Subsidiaries).

(d)        Neither the Company nor or any of its Subsidiaries has ever repurchased, redeemed or otherwise reacquired any shares of its capital stock or other securities other than pursuant to share purchase agreements or option agreements providing for the repurchase of such securities at the original issuance price of such securities. All securities so reacquired by the Company or any of its Subsidiaries were reacquired in compliance with (i) all applicable Regulations and (ii) all requirements set forth in applicable subscription and shareholders’ agreements and other applicable Contracts.

3.5         Authorization.  The Company has full corporate power and authority to enter into this Agreement and the Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby and to take all other actions required to be taken by it pursuant to the provisions hereof and thereof. The execution, delivery and performance of this Agreement and the Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and its Subsidiaries, as applicable, and no other actions on the part of the Company or any of its Subsidiaries are necessary to authorize the execution, delivery and performance by the Company of this Agreement or any Related Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Company. This Agreement constitutes and, upon execution and delivery thereof by the Company, each Related Agreement to which it is a party will constitute (assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, if any) the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforcement may be limited by any bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity.

3.6         No Violation.  The execution, delivery and performance by the Company of this Agreement and any Related Agreement to which it is a party, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and compliance with the terms hereof and thereof by the Company do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default or event of default under (with due notice, lapse of time or both), (c) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries pursuant to, (d) give any third party the right to terminate, modify, accelerate or otherwise change any right or obligation, or take any action whatsoever, under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action by, notice to, or filing with any Governmental Authority or any other Person pursuant to: (i) the Company Constituent Documents, (ii) any Regulation applicable to the Company or any of its Subsidiaries, (iii) any Order to which the Company or any of its Subsidiaries is subject, or (iv) any Company Contract. The Company and each of its Subsidiaries have complied with all applicable Regulations and Orders in connection with the execution, delivery and performance of this Agreement and the Related Agreements to which it is a party and the transactions contemplated hereby and thereby.

3.7         Financial Statements.

(a)        Copies of the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2014 (December 31, 2014 being hereafter referred to as the “Balance Sheet Date”) and the corresponding unaudited consolidated statement of income and cash flows of the Company and its Subsidiaries for the year then ended, in each case together with the notes thereto (collectively, the “2014 Financial Statements”), have been delivered to Purchaser. A copy of the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2015 (March 31, 2015 being hereafter referred to as the “Interim Balance Sheet Date”) and the corresponding unaudited consolidated statement of income and cash flows of the Company and its Subsidiaries for the three-month period then ended (collectively, the “Interim Financial Statements” and, together with the 2014 Financial Statements, the “Financial Statements”) have been delivered to Purchaser, together with the consolidating schedules supporting each of such Financial Statements and a summary of all accounting principles and policies applied thereto. A copy of the Financial Statements is attached hereto as Schedule 3.7(a).

(b)        The Financial Statements are complete and correct in all material respects, have been prepared in accordance with Dutch GAAP (subject, in the case of the Interim Financial Statements, to normal year-end audit adjustments), consistently applied and maintained throughout the periods indicated, fairly present the financial condition of the Company and its Subsidiaries as of such dates, the results of operations and the changes in financial position for the periods covered thereby, and reflect all material claims against, and all debts and liabilities of, the Company and its Subsidiaries, fixed or contingent (in each case, to the extent required by Dutch GAAP), as of the date thereof. The Financial Statements were prepared from the books and records of the Company and its Subsidiaries, which books and records have been maintained in accordance with reasonable business practices and all applicable Regulations and reflect all financial transactions of the Company and its Subsidiaries that are required to be reflected in accordance with Dutch GAAP.

(c)        The Company and each of its Subsidiaries maintain materially accurate books and records reflecting their respective assets and liabilities and maintain internal accounting controls that are commercially reasonable in comparison to similarly situated companies operating in substantially the same industry in which the Company and its Subsidiaries operate and that provide assurance that (i) transactions are executed with management’s authorization (or with the appropriate body’s authorizations, pursuant to the Company Constituent Documents), (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and each of its Subsidiaries in accordance with Dutch GAAP and to maintain accountability for the assets of the Company and each of its Subsidiaries, (iii) access to the assets of the Company and each of its Subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of the assets of the Company and each of its Subsidiaries is reconciled with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented, to effect the collection thereof on a current and timely basis. Neither the Company nor any of its Subsidiaries has any Knowledge of any significant deficiencies or material weaknesses in the design or operation of the internal control structure and procedures of the Company or any of its Subsidiaries over financial reporting.

(d)        The Company has heretofore made available to Purchaser a true, complete and correct copy of any disclosure (or, if unwritten, a summary thereof) by any Representative of the Company or any of its Subsidiaries to the Company’s independent auditors relating to (i) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of the Company or any of its Subsidiaries to record, process, summarize and report financial data and any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees of the Company or any of its Subsidiaries who have a significant role in the internal control over financial reporting of the Company or any of its Subsidiaries.

(e)        The Company and its Subsidiaries have established and maintain disclosure controls and procedures that are commercially reasonable in comparison to similarly situated companies operating in substantially the same industry in which the Company and its Subsidiaries operate and, to the Knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer or its principal financial officer to material information that such principal officers and independent auditors deem necessary to be provided to them with respect to the Company and its Subsidiaries.

(f)        The Company and each of its Subsidiaries possess books and records which contain all financial and other information with respect to (i) the longest of the five most recently completed fiscal years, the period required by applicable Regulations, or the period since inception and (ii) the current fiscal year through the date hereof, in each case necessary (A) for the preparation of financial statements in accordance with Dutch GAAP, as well as any financial or other information required by Dutch GAAP and (B) to support any tax declarations made by the Company or any of its Subsidiaries.

3.8         Absence of Undisclosed Liabilities.  Except as and to the extent reflected or reserved against on the Financial Statements (including the notes thereto), as set forth on Schedule 3.8 or as incurred in the Ordinary Course since the Interim Balance Sheet Date, neither the Company nor any of its Subsidiaries has any material direct or indirect debts, liabilities, claims, losses, damages, deficiencies, costs, expenses, wage increases or obligations (whether absolute, accrued, known or unknown, contingent or otherwise) of the type that would be required to be disclosed in the “Liabilities” column of a balance sheet prepared under Dutch GAAP. Neither the Company nor any of its Subsidiaries has any off-balance sheet arrangements (as defined in paragraph (a)(4) of Item 303 of Regulation S-K promulgated by the SEC).

3.9         Absence of Certain Changes.  Since the Balance Sheet Date: (a) there has not been any Material Adverse Effect; and (b) no event has occurred that will, or could reasonably be expected to have a Material Adverse Effect. Since the Interim Balance Sheet Date, there has not been any action or omission by the Company or any of its Subsidiaries that, if taken during the Pre-Closing Period without Purchaser’s consent, would constitute a breach of Section 5.2, and any such action taken during the Pre-Closing Period with Purchaser’s consent shall not constitute a breach of this sentence.

3.10        Contracts.

(a)        Except as set forth on Schedule 3.10(a), as of the date hereof, neither the Company nor any Subsidiary is a party to or bound by any oral or written (each, a “Material Contract”):

(i)        Contract with (A) any current shareholder, partner, member or other equity holder, director, officer, Employee or consultant for the performance of services by or payment of commissions to such Person or (B) any former shareholder, partner, member or other equity holder, director, officer, Employee or consultant to the extent the Company or any of its Subsidiaries have any material unsatisfied obligations under such Contracts either individually or in the aggregate;

(ii)       Contract with any labor union or other similar Representative of Employees;

(iii)      Contract relating to the acquisition, issuance or transfer of any securities of the Company or any of its Subsidiaries;

(iv)      Contract for the future purchase of, or payment for, supplies or products, or for the performance of services (A) from a Related Party or (B) involving US$25,000 or more in any calendar year;

(v)       Contract to sell or supply products or to perform services (A) from a Related Party or (B) involving US$25,000 or more in any calendar year;

(vi)      Contract not otherwise listed on Schedule 3.10(a) that (A) continues over a period of more than 12 months from the date hereof, (B) exceeds US$25,000 per calendar year in value and (C) may not be terminated by the Company or its Subsidiaries without penalty within 30 days after the delivery of a termination notice by the Company;

(vii)    Contract creating or involving any agency relationship, dealer or distribution arrangement or franchise relationship;

(viii)   Contract relating to the lease of or license to enter any real property;

(ix)     Contract relating to the lease of any equipment used by the Company or any of its Subsidiaries;

(x)      note, debenture, bond, conditional sale agreement, equipment trust agreement, loan agreement or other Contract or commitment for the borrowing or lending of money (including, without limitation, loans to or from current or former officers, managers, directors, employees, consultants or any member of the immediate family of any of the foregoing), agreement or arrangement for a line of credit or guarantee, pledge or undertaking of the indebtedness of any other Person;

(xi)    Contract for any charitable or political contribution;

(xii)   Contract for any individual capital expenditure involving US10,000 or more during any 12 month period, or US$50,000 or more, in the aggregate, over the life of the Contract;

(xiii)  Contract imposing any restriction on the right or ability of the Company or any of its Subsidiaries (A) to compete with any other Person, (B) to acquire any product or other assets or any services from any other Person, (C) to sell any amount of product or other assets to, or perform any services for any other Person, or (D) to develop or distribute any technology, nor, to the Knowledge of the Company, is any officer or employee of the Company or any of its Subsidiaries subject to any such Contract, other than with the Company or any of its Subsidiaries;

(xiv)  license or other Contract disclosed or required to be disclosed on Schedule 3.20(c);

(xv)   license or other Contract disclosed or required to be disclosed on Schedule 3.20(d);

(xvi)  Contract relating to the acquisition, transfer, or development of any Intellectual Property or Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries;

(xvii) Contract relating to the creation of an Encumbrance with respect to any asset of the Company or of any of its Subsidiaries or involving or incorporating any indemnity or surety arrangement, guaranty, security agreement, pledge, performance or completion bond or pursuant to which the Company or any of its Subsidiaries otherwise undertakes the indebtedness of any other Person;

(xviii) Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(xix)  Contract involving Tax sharing;

(xx)   trust agreement; or

(xxi)  Contract not made in the Ordinary Course.

(b)        Correct and complete copies of all Contracts listed on Schedule 3.10(a) have been made available to Purchaser; provided that, in the case of any oral or unwritten Contract, a complete description of the terms of such Contract is set forth in the applicable section of Schedule 3.10(a).

(c)        Each of the Company and its Subsidiaries has performed all material obligations required to be performed by it under, and is not in default under, in breach of or in receipt of any claim of default or breach under, any Contract to which the Company or any of its Subsidiaries is a party or by which it is otherwise bound. No event has occurred which, with the passage of time or the giving of notice or both, would reasonably be expected to result in a default, breach, waiver or event of non-compliance by the Company or any of its Subsidiaries under any Contract to which the Company or any of its Subsidiaries is a party or by which it is otherwise bound. Neither the Company nor any of its Subsidiaries has any present expectation or intention of not fully performing all such obligations, and, to the Company’s Knowledge, there has been no breach or anticipated breach by any other party to any Contract listed or required to be listed on Schedule 3.10(a). Each Contract listed or required to be listed on Schedule 3.10(a) is valid and in full force and effect and, to the Company’s Knowledge, is enforceable in accordance with its terms.

3.11         Title; Sufficiency of Assets and Related Matters.  The Company, one of its Subsidiaries or one of the Parent Affiliates has good, valid and marketable title to all real property (in fee simple), personal property and movable property and other tangible assets that are used in or necessary for the conduct of the Business, including, without limitation, those assets set forth on Schedule 3.11 and those assets reflected as owned in the Financial Statements or acquired after the Balance Sheet Date, in each case free and clear of all Liens other than Permitted Liens (the “Business Assets”), except with respect to those assets in which the Company or one of its Subsidiaries has a valid and insurable leasehold interest as set forth on Schedule 3.11. The Business Assets currently owned, leased or otherwise used by the Company and its Subsidiaries or any of the Parent Affiliates, are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted as of the Closing Date and constitute all of the tangible rights, property and assets used in or necessary to conduct the Business as such business was conducted during the 12 months immediately preceding the Closing Date. Except as stated in the Financial Statements, all properties used in the Business are reflected in the Financial Statements in accordance with and to the extent required by Dutch GAAP. All of the Company’s and its Subsidiaries’ leases are in full force and effect and are valid and enforceable in accordance with their respective terms, and there is not under any of such leases on the part of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party thereto, any existing default or any event which, with notice or lapse of time or both, would constitute a default. None of the tangible assets owned by the Company or any of its Subsidiaries or any of the Parent Affiliates used in the Business is subject to any (a) Contracts of sale or lease or (b) Liens, except for Permitted Liens.

3.12        Legal Proceedings; Orders.

(a)        Except as set forth on Schedule 3.12(a), there is (i) no pending Proceeding, and to the Knowledge of the Company, no Person has threatened to commence any Proceeding (A) against, affecting or which involves the Company or any of the assets owned by the Company or any of its Subsidiaries, any Person whose liability the Company or any of its Subsidiaries has or may have retained or assumed, either contractually or by operation of law, or any of the directors, officers or equity holders of record of the Company or, to the Knowledge of the Company, employees of the Company with respect to their activities as such, any Company Representative Plan or the assets of any Company Representative Plan; or (B) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by this Agreement or (ii) to the Knowledge of the Company, no pending or threatened Proceeding against, affecting or which involves any assets used or controlled by the Company or any of its Subsidiaries.

(b)        Except as set forth on Schedule 3.12(b), no Proceeding has ever been commenced by or has ever been pending against the Company or any of its Subsidiaries that has not been fully adjudicated or settled prior to the date of this Agreement without liability to the Company or any of its Subsidiaries that is likely to be incurred after the date of this Agreement. The Company has delivered to Purchaser accurate and complete copies of all pleadings, correspondence and other written materials to which the Company or any of its Subsidiaries has access and that relate to any Proceeding identified in the Company Disclosure Schedule.

(c)        There is no Order to which the Company or any of its Subsidiaries or any of the assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other employee of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Business. To the Knowledge of the Company, there is no pending Order that, if issued or otherwise put into effect, (i) could have a Material Adverse Effect or an adverse effect on the ability of the Company or any of its Subsidiaries or any of their respective Representatives or shareholders to comply with or perform any covenant or obligation under any of the Related Agreements, or (ii) could have the effect of preventing, delaying, making illegal or otherwise interfering with the transactions contemplated by this Agreement.

3.13        Tax Matters.

(a)        Each of the Company and its Subsidiaries has been duly and timely registered for Tax purposes in its jurisdiction of formation and has continuously maintained such registration as of the date hereof.

(b)        The Company and each of its Subsidiaries has (i) timely and properly filed, as of the Closing Date, all federal, state, local, foreign and other Tax Returns that are required to be filed by it for any period ending on or before the Closing Date, (ii) paid all Taxes which are due and payable with respect to all taxable periods which end (or are deemed to end under Section 5.8(e)) on or before the Closing Date, whether or not shown on such Tax Returns, and (iii) with respect to Taxes that are not yet due and payable, or Taxes being contested in good faith, has made adequate provision for the payment of all such Taxes in the most recent Financial Statements, including any such Taxes that may become due and payable as a result of the transactions contemplated by this Agreement. All such Tax Returns as so filed were prepared in accordance with applicable Regulations and are, as of the Closing Date, complete and accurate and disclose all Tax liabilities for the periods covered thereby.

(c)        The Company and each of its Subsidiaries has deducted, withheld, and timely paid to the appropriate Governmental Authority all sales, value-added, use and similar Taxes required to be collected by applicable Regulation (or have furnished and maintained properly completed exemption certificates) and have complied with all reporting and recordkeeping requirements relating thereto.

(d)        The Company and each of its Subsidiaries has deducted, withheld, and timely paid to the appropriate Governmental Authority all amounts required to be deducted, withheld, or paid in connection with amounts paid or owing to any employee, independent contractor, officer, director, shareholder, nonresident, creditor or other third party (including amounts paid or owing by, to or among the Company and any of its Subsidiaries) and have complied with all information reporting and record keeping requirements related thereto. The Company and its Subsidiaries have paid all employer contributions and premiums or similar amounts, and filed all Tax Returns with respect to any employee income Tax withholding, and social security, unemployment Taxes, premiums, and similar amounts, all in compliance with applicable Regulations.

(e)        There are no Tax Liens encumbering (and no Governmental Authority has threatened to encumber) any property or assets of the Company or of any of its Subsidiaries, or the Shares, except for Liens for current Taxes not yet due and payable.

(f)        Except as set forth on Schedule 3.13(f), the Tax Returns of the Company and each of its Subsidiaries for all taxable years are closed because of the statute of limitations and no amended Tax Return has been filed for any taxable year. Except as provided on Schedule 3.13(f), there is no audit, examination, inquiry, or Tax Proceeding now pending or threatened regarding any Taxes of the Company or any of its Subsidiaries, and all Tax deficiencies which have been asserted against the Company or any of its Subsidiaries, if any, have been fully paid, fully settled or adequately provided for in the Financial Statements and disclosed on Schedule 3.13(f).

(g)        Except as set forth on Schedule 3.13(g), neither the Company nor any of its Subsidiaries has (i) waived, or been requested by any taxing Governmental Authority to waive, any statute of limitations in respect of any Taxes, (ii) agreed to any extension of time with respect to any Tax assessment or deficiency, or (iii) executed, or entered into, any closing or similar agreement with any taxing Governmental Authority.

(h)        Neither the Company nor any of its Subsidiaries has (i) been a member of any consolidated, affiliated, unitary, combined, or comparable group for Tax purposes, or (ii) ever been a party to any “reportable” or “listed” transaction within the meaning of U.S. Treasury Regulations or IRS releases.

(i)         No power of attorney that is currently in force has been granted to any Person with respect to any matter relating to Taxes that could affect the Company or any of its Subsidiaries.

(j)         No rulings or written advice have been requested, entered into or issued by any taxing Governmental Authority with respect to the Taxes or Tax Returns of the Company or any of its Subsidiaries.

(k)        Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) any agreement with any Governmental Authority with respect to any Tax liability executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount or advanced payment received on or prior to the Closing Date, or (v) any change in any Regulation, or any certification standard, accreditation standard, approval, license, order, or permit of any Governmental Authority (including national, federal, state, or local Taxes of such Governmental Authority).

(l)         Neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation or indemnity agreement, arrangement or understanding, or has any liability for the Taxes of any other Person as transferee or successor, or as a result of being in any consolidated, affiliated, unitary, combined, or comparable group for Tax purposes.

(m)       Neither the Company nor any of its Subsidiaries has been required or is currently required to include in income any adjustment by reason of a change in accounting method initiated by the Company or any of its Subsidiaries or imposed by any Governmental Authority.

(n)        All transactions entered into by the Company or any of its Subsidiaries with any Related Party have been carried out at arm’s length terms for Tax purposes and the Company and its Subsidiaries have complied with all transfer pricing disclosure, reporting and other similar requirements under applicable Regulations.

(o)        The US Company is not, and has not been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, and Purchaser will not be required to withhold any Tax on the transactions contemplated by this Agreement by reason of Section 1445 of the Code.

(p)        All records required by applicable Regulations to be kept by the Company and its Subsidiaries for Tax purposes are duly kept, and are available for inspection, at the offices of such entity.

(q)        In the preparation of its Tax Returns, neither the Company nor any of its Subsidiaries is computing any amounts with respect to Taxes in a currency other than the lawful currency of its country of formation.

(r)        Schedule 3.13(r) lists the country of organization or incorporation, the Tax residency, and Tax treatment under applicable Regulations of each Company Subsidiary.

(s)        Schedule 3.13(s) lists all countries where the Company or any of its Subsidiaries has a taxable presence, including a “permanent establishment,” within the meaning of any applicable Regulation, including any Tax Regulation. No Claim has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(t)        Neither the Company nor any of its Subsidiaries has depreciated any receivables of any affiliates (verbonden lichamen) within the meaning of Article 10a, paragraph 4 of the Dutch Corporate Income Tax Act 1969 against taxable income.

(u)        During the current financial year and for the five previous financial years preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has acted as a contractor or subcontractor as defined in article 35 (chain liability) of the Dutch Collection Act 1990 (Invorderingswet 1990) (or other comparable provisions of any Regulation). Neither the Company nor any of its Subsidiaries is or will become liable for any Taxes chargeable primarily to any other Person, including social security payments for contractors or subcontractors.

(v)        During the current fiscal year and for the five previous fiscal years preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has used hired-in personnel, as defined in article 34 (recipients’ liability) of the Dutch Collection Act 1990 (Invorderingswet 1990), and the relevant associated order and directives, and each has taken all measures to avoid, to the greatest extent possible, a potential claim under article 34.

(w)        Neither the Company nor any of its Subsidiaries has ever contracted employees without a work permit based on the Foreign Nationals (Employment) Act (Wet arbeid vreemdelingen).

(x)        No cancellation or elimination of intercompany debt will result in any income, gain, deduction, or loss to the Company or any of its Subsidiaries.

(y)        Except as set forth on Schedule 3.13(y), neither the Company nor any of its Subsidiaries has acquired any asset from another corporation or any other Person in a transaction in which the tax basis of such asset carried over (in whole or in part) from such other corporation or other Person, and neither the Company nor any of its Subsidiaries owns any asset the tax basis of which is determined in whole or in part by reference to the tax basis of such asset in the hands of any other corporation.

(z)        As used in this Agreement, (i) “Tax” or “Taxes” shall mean all taxes of any kind, including federal, state, local or foreign taxes, levies, fines, duties, imposts or other like assessments or charges, including, without limitation, income, gross receipts, capital stock, franchise, profits, withholding, social security, employment, unemployment, required deposits, disability, real property, personal property, ad valorem, stamp, excise, occupation, sales, use, transfer, bulk sales, value added, add on, alternative minimum, escheat, estimated or other taxes of any sort, including any interest, penalty or addition thereto, and any such liability as a transferee, successor or by indemnity or contract or pursuant to U.S. Treasury Regulations §1.1502-6, or comparable provision of applicable Regulations, whether disputed or not, and (ii) “Tax Return” or “Tax Returns” shall mean any tax return (including any estimated tax return), report, election, information return, declaration, statement or other filing (including any amendments thereto) filed or required to be filed with any taxing Governmental Authority.

3.14        Compliance with Applicable Regulations.  The Company and each of its Subsidiaries are, and have at all times been, in compliance in all material respects with all applicable Regulations. Neither the Company nor any of its Subsidiaries has received any written notice or other written communication from any Governmental Authority or any other Person regarding any actual or alleged violation of, or failure to comply with, any Regulation. To the Knowledge of the Company, there is no pending Regulation before any Governmental Authority that, if adopted or otherwise put into effect, would reasonably be expected to have a Material Adverse Effect.

3.15        Employee and Benefit Plan Matters.

(a)        The employment of each of the Company’s and each of its Subsidiaries’ current Employees is subject to a written Company Representative Agreement setting forth the rules and regulations each party must follow (an “Employment Contract”). Schedule 3.15(a) lists each Employment Contract as of the date hereof, sets forth the date on which it was first effective, states whether it is for a definite period of time or an indefinite period of time, and whether the employee subject to such Employment Contract is in a trial period and, if so, the expiration of such trial period and whether the Company or its Subsidiary intends to continue employment beyond the expiration of such trial period. The Company has provided to Purchaser a copy of each Employment Contract. Each Employee’s employment is terminable at will without liability at any time and without notice, except as required pursuant to applicable Regulations. The Company has delivered to Purchaser accurate and complete copies of all employee manuals and handbooks, disclosure materials, agreements, policy statements and other materials relating to the employment, compensation and benefits of the current Employees.

(b)        Except as set forth on Schedule 3.15(b), neither the Company nor any of its Subsidiaries is or has ever been a party to or bound by any union Contract, collective bargaining agreement or similar Contract, nor has the Company or any of its Subsidiaries entered into any union Contract or collective bargaining agreement recognizing any union, work council or other labor organizations as the bargaining agent thereof. There are no unions, work councils or other labor organizations representing any of the current Employees. Neither the Company nor any of its Subsidiaries has ever been the subject of any collective bargaining or union organizing activity, nor, to the Knowledge of the Company, is any organizational effort currently being made or threatened by or on behalf of any labor union or similar organization with respect to current or former Employees. Neither the Company nor any of its Subsidiaries has experienced any strike, slowdown, picketing, lockout, grievance, claim of unfair labor practice or other collective bargaining dispute with the past 10 years. Neither the Company nor any of its Subsidiaries (i) has sought a permit from the Work Placement Branch of the Employee Insurance Agency (UWV WERKbedrijf) to terminate any current or former Employee, (ii) has or is considering summarily terminating any Employee, or (iii) has given notice of any redundancies or started consultations under TUPE or otherwise. TUPE will not be applicable to the transactions contemplated by this Agreement. No Employee is the subject of any material disciplinary action or grievance procedure. The Company has provided Purchaser with a copy of each release agreement entered into with any current or former Employee.

(c)        All contributions, payments and withholdings required under applicable employment Regulations have been made or withheld and remitted to the applicable Governmental Authority. Neither the Company nor any of its Subsidiaries has ever engaged in any unfair labor practice of any material nature. The Company and its Subsidiaries are not party to, or otherwise bound by, any order relating to Employees or employment practices.

(d)        None of the current or former consultants to or independent contractors of the Company or of any of its Subsidiaries could be reclassified as an Employee, nor has the Company or any of its Subsidiaries been a party to any labor-only contracting arrangement. No consultant to or independent contractor of the Company or of any of its Subsidiaries is, or while classified as an independent contractor has been, eligible to participate in any Company Representative Plan. None of the current or former Employees of the Company or any of its Subsidiaries who are or were classified as exempt from overtime Regulations was improperly classified as exempt from such Regulations.

(e)        Every current and former Employee, consultant and independent contractor has been paid all wages, at the appropriate rate of pay, owed to him or her. Every current and former Employee, consultant and independent contractor has been paid all compensation due (i) under any oral, written, or implied contract and (ii) under federal, state, or local law. Every current and former Employee, consultant and independent contractor has been paid for all hours he or she has been suffered, permitted, directed or encouraged to work.

(f)        The Company and its Subsidiaries are and have at all times since inception been in compliance in all material respects with all Company Representative Plans and Company Representative Agreements, and all applicable Regulations, including, but not limited to those relating to employment practices and the employment of labor, including, without limitation, all such Regulations relating to the terms and conditions of employment, discrimination, disability rights or benefits, equal opportunity, affirmative action, leaves of absence, immigration, plant closures or layoffs, accrual and payment of vacation pay and paid time off, exempt/non-exempt classification, labor relations, unemployment insurance, civil rights, safety and health, workers’ compensation, wages and hours of work, overtime classification, child labor, immigration, employment standards, social security contributions, pension obligations, and payment of withholding and/or social security taxes and any similar Tax, including, but not limited to, the Working Conditions Act (Arbeidsomstandighedenwet), the Dutch Civil Code, the Act on Minimum Wages and Minimum Holiday Allowances (Wet minimumloon en minimumvakantiebijslag), the Working Hours Act (Arbeidstijdenwet), and the Dutch Works Council Act (Wet op de ondernemingsraden), the Dutch Equal Treatment Act, and all Regulations relating to social insurance benefits (sociale verzerzekeningen).

(g)        Except as set forth on Schedule 3.15(g), there are no actions, suits, Claims, administrative charges, labor disputes or grievances, court complaints or arbitrations pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before any federal, foreign, state or local court or agency, or arbitrator or Governmental

Authority relating to any labor or employment matters, including, without limitation, slowdowns, work stoppages charges of unfair labor practices, wage and hour issues, discrimination complaints, retaliation, whistle-blowing issues, employee safety, or any other employment Regulation concerning any current or former Employee. To the Knowledge of the Company, no such action, suit, Claim, charge, dispute, or grievance is reasonably anticipated.

(h)        Schedule 3.15(h)  contains an accurate and complete list of the name, job title, job site, date of termination, and, if applicable, type of employment loss (e.g., termination with or without cause, layoff or reduction in work hours) of each Employee who left the employment of the Company or any of its Subsidiaries within the one-year period preceding the date of this Agreement. The Company and the Company Affiliates have never engaged in any activity subject to the Dutch Collective Redundancy (Notification) Act.

(i)        The Company has made available to Purchaser a complete and accurate list, as of the date hereof, with respect to each current Employee, of such Employee’s (i) name (except as prohibited by applicable law, in which case such schedule shall be updated with such information as soon as permitted by applicable law), (ii) address and telephone number, (iii) date of hire and date of recognized service (if different), (iv) title, (v) annual salary or hourly rate (as applicable) and an indication of whether such individual is exempt from overtime requirements, (vi) annual and long-term bonus and incentive compensation opportunities (other than incentive compensation opportunities related to the transactions contemplated by this Agreement) and other compensation, (vii) employee and retiree benefits, (viii) other material terms and conditions of employment, (ix) principal place of employment, (x) whether such Employee is on a leave of absence and, with respect to non-disability leaves of absence, the expiration of such leave and, with respect to disability-related leaves of absence, the anticipated date the Employee is to return to work, (xi) any severance arrangement with such Employee, other than as required pursuant to applicable Regulations, (xii) the amount of unused vacation to which such Employee is entitled (whether or not accrued), (xiii) work location and employing entity, (xiv) status as full-time, part-time or temporary, as applicable, and (xv) the total equity compensation opportunity for such individual as of the date hereof. The Company has made available to Purchaser a list of all independent contractors who are natural persons and who work for or in connection with the Business, as well as each such independent contractor’s (A) fee, (B) description of services or deliverables, and (C) date and term of any independent contractor agreement entered into in connection with such contractor’s services for or in connection with the Business. All current and former Employees are and have always worked only in the Netherlands.

(j)        Schedule 3.15(j)  contains a complete and accurate list as of the date hereof of each Company Representative Plan and each Company Representative Agreement (including, without limitation, each bonus qualification or entitlement commission or other compensation agreement or arrangement) and a complete description of any unwritten Company Representative Plan or Company Representative Agreement). The Company does not intend nor has it committed to establish or enter into any new plan, program, policy or arrangement that would be a Company Representative Plan or Company Representative Agreement other than as required by applicable Regulations. No Company Representative Plan is subject to the laws of any jurisdiction other than the Netherlands. Neither the Company nor any of its Subsidiaries will have any Company or Company Subsidiary equity-related obligations to the Employees after the Closings.

(k)        The Company has delivered to Purchaser (i) correct and complete copies of all current and historical documents setting forth the terms of each Company Representative Plan and correct and complete copies of all current Company Representative Agreements, including all amendments thereto and all related trust documents, (ii) the three most recent required annual reports and all schedules and financial statements attached thereto, if any, required under Regulations in connection with each Company Representative Plan, (iii) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each Company Representative Plan, (iv) all material written Contracts (and amendments thereto) relating to each Company Representative Plan, including trust agreements, administrative service agreements, investment management or advisor agreements, annuity Contracts, insurance Contracts, bonds, indemnification agreements, and service provider agreements, (v) all written materials provided to any Company Representative relating to any Company Representative Plan and any proposed Company Representative Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to the Company or any Company Affiliate, (vi) all correspondence to or from any Governmental Authority relating to any Company Representative Plan, (vii) the most recent determination or opinion letter issued with respect to each Company Representative Plan intended to be qualified under any Regulation, and (viii) all coverage, nondiscrimination, top heavy and other tests performed for the three most recently completed plan years, if any. Any previously terminated Company Representative Plan satisfied all applicable qualification requirements at the time of termination, all Regulations were satisfied with respect to such termination, all participants in such plans were provided with adequate advance notice of such termination and, in the case of any terminated plan intended to be qualified under Regulations, the Company or a Subsidiary filed a request for a determination letter that such terminated plan satisfied all qualification requirements, if available, and received a favorable determination with respect to the qualification of such plan at termination, and a copy of each such determination has been provided to Purchaser.

(l)        Each Company Representative Plan has been established and maintained in accordance with its terms and in compliance with all applicable Regulations. The Company, its Subsidiaries, and each other Person (including, without limitation, all fiduciaries) have, at all times and in all material respects, properly performed all of their duties and obligations under or with respect to such Company Representative Plans. All returns, reports, notices, statements and other disclosures relating to such Company Representative Plans required to be filed with any Governmental Authority or distributed to any participant therein have been properly prepared and duly filed or distributed in a timely manner. The Company and its Subsidiaries have not incurred, and there exists no condition or set of circumstances in connection with which the Company, its Subsidiaries, or Purchaser could incur, directly or indirectly, any material liability or expense (except for routine contributions and benefit payments) under applicable Regulations or pursuant to any indemnification or similar agreement, with respect to such Company Representative Plan. Neither the Company nor any Company Affiliate has engaged in any transaction or acted or failed to act in a manner that violates any fiduciary requirement. There are no claims, Liens or Proceedings pending, or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits), against or with respect to any Company Representative Plan or against the assets or fiduciaries of any Company Representative Plan. Each Company Representative Plan and each related Contract (e.g., third party administration and investment advisor agreement) can be amended, terminated or otherwise discontinued after the Closings in accordance with its terms, without liability to Purchaser, the Company or any Company Affiliate (other than ordinary administration expenses). There are no audits, inquiries or Proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Authority with respect to any Company Representative Plan. Neither the Company nor any Company Affiliate has ever incurred any penalty or Tax with respect to any Company Representative Plan. Each of the Company and the Company Affiliates has timely made all contributions and other payments required by and due under the terms of each Company Representative Plan.

(m)        Neither the Company nor any current or former Company Affiliate has ever maintained, established, sponsored, participated in, contributed to, or otherwise had any actual or contingent liability to or on account of any plan subject to ERISA or the Code. Neither the Company nor any current or former Company Affiliate has incurred any liability under ERISA or the Code, and there are no circumstances that could result in such liability. Neither the Company nor any Company Affiliate has ever maintained, established, sponsored, participated in or contributed to, any Company Pension Plan in which stock of the Company or any Company Affiliate is or was held as a plan asset. Any obligation of the Company and the Company Affiliates to contribute to any pension scheme or any benefit program not sponsored by the Company or the Company Affiliates is listed on Schedule 3.15(m), along with the name of such pension scheme or benefit program, the contribution obligations, and the Employees with respect to whom such a contribution obligation exists.

(n)        All contributions to, and any payments from, each Company Representative Plan that may have been required to be made in accordance with the terms of such plan, and, where applicable, the Regulations of the jurisdiction that govern such plan, through the date hereof have been made in full in a timely manner. There are no unfunded benefit obligations under any Company Representative Plan or Company Representative Agreement that have not been accounted for by reserves, or otherwise fully accrued on the Company’s most recent Financial Statements. With respect to each Company Representative Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA even though not subject to ERISA) (each, a “Company Welfare Plan”), all claims incurred by the Company or any of its Subsidiaries are (i) insured pursuant to a Contract of insurance whereby the insurance company bears any risk of loss with respect to such claims or (ii) reflected as a liability or accrued for on the Financial Statements. For this purpose, a claim is considered “incurred” at the time the services giving rise to the claim are performed. No Company Welfare Plan is self-insured in whole or in part. As of the Closing Date, none of the Company or any of its Subsidiaries will have any actual or contingent liability to any participant, Governmental Authority or any other Person under or with respect to any Company Welfare Plan (except to the extent reserved in the Financial Statements).

(o)        No Company Representative Plan provides (except at no cost to the Company or any Company Affiliate), or reflects or represents any liability of the Company or any Company Affiliate to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by applicable Regulations. Each Company Representative Plan and Company Representative Agreement is in full compliance with all Regulations, has been maintained in material compliance with its terms and with the requirements prescribed by any and all applicable Regulations (including any special provisions relating to qualification where such plan was intended to so qualify), and has been maintained in good standing with applicable regulatory authorities. No such Company Representative Plan is either a defined benefit plan (within the meaning of Section 3(35) of ERISA, whether or not subject to ERISA, even though not subject to ERISA) or has unfunded liabilities that have not been fully accrued on the Company’s most recent Financial Statements.

(p)        Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Representative Plan, Company Representative Agreement, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Representative.

(q)        To the Company’s Knowledge, (i) no officer, director, or Key Employee of the Company or any of its Subsidiaries intends to terminate his or her employment with such entity, (ii) no officer or director of the Company or any of its Subsidiaries has received an offer to join a business that may be competitive with the business of the Company or any of its Subsidiaries or Purchaser, and (iii) no current Employee is a party to or is bound by any confidentiality agreement, noncompetition agreement or other arrangement that could reasonably be expected to have an adverse effect on (A) the performance by such Employee of any of his or her duties or responsibilities as an Employee or (B) the Business or operations of the Company or any of its Subsidiaries.

(r)        The Company and its Subsidiaries have fulfilled all consultation or notification requirements to any union, work council or other similar labor organization as may be required as a result of the consummation of the transactions contemplated by this Agreement and has obtained all approvals from such unions, work councils or other labor organizations as may be required for the consummation of the transactions contemplated by this Agreement. Prior to the Closings, the Company and its Subsidiaries shall have complied with all of their obligations with respect to Employees including, but not limited to, all obligations under the Dutch Civil Code.

(s)        Neither the Company nor any of its Subsidiaries has made any material payments, or is obligated to make any payments, or is a party to any agreement or other arrangement or understanding that could obligate it to make any payments (individually or in the aggregate) that are not or would not be fully deductible under applicable Regulations.

(t)        No Company Representative Plan or Company Representative Agreement provides or has ever provided for “non-qualified deferred compensation” within the meaning of Section 409A of the Code, even though not subject to Section 409A.

(u)        Since January 1, 2001, there have been no Company Affiliates other than the Subsidiaries or as set forth on Schedule 3.15(u).

(v)        Except as set forth on Schedule 3.15(v), no Employee is entitled to any commission or other type of incentive compensation of any kind.

3.16	Environmental Matters.

(a)        Except for the use in compliance with all applicable Regulations of ordinary amounts of cleaning and office equipment supplies, no Hazardous Materials are present, as a result of the actions of the Company or any of its Subsidiaries or, to the Knowledge of the Company, as a result of any actions of any other Person, in the premises occupied or leased by the Company or any of its Subsidiaries, in each case as would result in a material violation of any Environmental Law.

(b)        To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed any Person to Hazardous Materials in material violation of any Environmental Laws, nor has the Company or any of its Subsidiaries disposed of, transported, sold, used, released, exposed any Person to or manufactured any product containing a Hazardous Material (collectively, “Hazardous Materials Activities”) in material violation of any Environmental Laws.

(c)        No material Proceeding is pending or, to the Knowledge of the Company, threatened, concerning any Hazardous Material or Hazardous Materials Activity of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice that it is responsible, or potentially responsible, for the investigation, remediation, cleanup or similar action at any property presently or formerly used by the Company or any of its Subsidiaries, or for the recycling, disposal or handling of Hazardous Materials.

3.17	Insurance.

(a)        Schedule 3.17(a)  identifies all insurance contracts or policies maintained by, at the expense of or for the benefit of the Company and its Subsidiaries, including the name of the insurer and the types and amounts of coverage (collectively, the “Policies”), and the Company has delivered to Purchaser accurate and complete copies of the Policies identified or required to be identified on Schedule 3.17(a). All the Policies are in full force and effect, and all premiums with respect thereto covering all periods up to the Closing Date have been paid or accrued. Neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible (i) cancellation, invalidation or termination of any Policy or (ii) material adjustment in the amount of premiums payable with respect to any Policy. The coverage provided by the Policies complies with (A) Regulations and (B) the requirements that the Company maintain insurance under all Material Contracts. Neither the Company nor any of its Subsidiaries has breached or otherwise failed to perform in any material respect its obligations under any of the Policies, nor has the Company or any of its Subsidiaries received any adverse notice from any of the insurers party to the Policies with respect to any such alleged breach or failure in connection with any of the Policies which remains outstanding as of the Closing Date. Since their respective dates of incorporation or formation, neither the

Company nor any of its Subsidiaries has ever been refused any insurance with respect to its assets or operations, nor has coverage ever been limited by any insurance carrier to which the Company or any of its Subsidiaries has applied for any Policy or with which it has carried a Policy. The Company and its Subsidiaries are, and at all times have been, in compliance with all surety bond requirements of Authorizations held by the Company or any of its Subsidiaries or otherwise set forth in applicable Regulations or Contracts.

(b)       Set forth on Schedule 3.17(b) is a list of all claims which have been made by the Company or any of its Subsidiaries since January 1, 2010 under any worker’s compensation, general liability, property or other Policy applicable to the Company, any of its Subsidiaries or any of its properties. Such claim information includes the following information with respect to each accident, loss or other event: (i) the identity of the claimant; (ii) the date of the occurrence; (iii) the status as of the date hereof; and (iv) the amounts paid or recovered to date. Except as set forth on Schedule 3.17(b), there are no pending or, to the Knowledge of the Company, threatened claims under any Policy, and neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible rejection of any pending claim under any Policy.

3.18       Accounts Receivable; Accounts Payable; Inventory.

(a)       Schedule 3.18(a) provides an accurate and complete breakdown and aging of all accounts receivable and other receivables of the Company and its Subsidiaries (including between the Company and its Subsidiaries or among its Subsidiaries) as of the Balance Sheet Date. All existing accounts receivable of the Company and its Subsidiaries (i) have arisen from bona fide transactions entered into by the Company and its Subsidiaries involving the sale of goods or the rendering of services in the Ordinary Course, and (ii) to the Knowledge of the Company, constitute only valid, undisputed claims of the Company and its Subsidiaries, and (iii) to the Knowledge of the Company, are not subject to defenses, set-offs or counterclaims.

(b)       Schedule 3.18(b) provides (i) an accurate and complete breakdown and aging of the Company’s accounts payable as of the Balance Sheet Date and (ii) an accurate and complete breakdown of the amounts paid to each Person (other than Employees) that received more than US$25,000 from the Company or any of its Subsidiaries during the fiscal years ended December 31, 2012, 2013 and 2014.

(c)       Neither the Company nor any of its Subsidiaries has any inventory.

3.19       Equipment.  Schedule 3.19 sets forth as of the date hereof a true, correct and complete list of all equipment (a) having an original cost in excess of US$1,000 and regularly or customarily used by the Company or its Subsidiaries in the operation of the Business and (b) purchased by the Company or any of its Subsidiaries since the Balance Sheet Date. All equipment and other tangible assets which are owned, leased or used by the Company or any of its Subsidiaries (i) are free of material defects and deficiencies and in good operating condition and repair, subject to normal wear and tear, and (ii) comply in all material respects with, and are being operated and otherwise used in compliance with, all applicable Regulations.

3.20       Intellectual Property.

(a)       Schedule 3.20(a) sets forth an accurate and complete list of all Registered IP owned or purported to be owned by or filed in the name of the Company or any of its Subsidiaries or any of the Parent Affiliates as of the date hereof, which list identifies, as applicable: (i) the jurisdiction in which each item of Registered IP has been registered or filed (ii) the owner of such Registered IP, including any item of Registered IP that is jointly owned with any other Person, (iii) the application number and patent, publication and/or registration number, and (iv) the filing and publication, issue or registration dates thereof.

(b)       Schedule 3.20(b)(i) sets forth an accurate and complete list as of the date hereof of all Intellectual Property (including software programs) and Intellectual Property Rights (other than Registered IP and the products and services listed on Schedule 3.20(b)(ii)) that the Company or any of its Subsidiaries or any of the Parent Affiliates owns and are material to the conduct of the Business as currently being conducted. Schedule 3.20(b)(ii) sets forth an accurate and complete list and brief description of all material proprietary products or services developed, manufactured, marketed or sold by the Company or any of its Subsidiaries.

(c)       Schedule 3.20(c) sets forth an accurate and complete list as of the date hereof of all (i) Intellectual Property and Intellectual Property Rights licensed to the Company or any of its Subsidiaries or any of the Parent Affiliates in connection with the Business (other than any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive license, (B) is not incorporated into the Company’s products or services, and (C) is generally available on standard terms for less than $25,000); (ii) the corresponding written agreements pursuant to which such Intellectual Property or Intellectual Property Rights are licensed to the Company or any of its Subsidiaries or any of the Parent Affiliates; and (iii) whether such license or licenses granted to the Company or any of its Subsidiaries or any of the Parent Affiliates are exclusive, sole or non-exclusive.

(d)       Schedule 3.20(d) sets forth an accurate and complete list as of the date hereof of all Intellectual Property and Intellectual Property Rights licensed or transferred by the Company or any of its Subsidiaries to a third party, other than non-exclusive software licenses granted to end user customers in the Ordinary Course without material deviation from the Company’s or its Subsidiaries standard end user license agreement. Other than as listed on Schedule 3.20(d), the Company and its Subsidiaries are not bound by, and no Company IP owned or purported to be owned by the Company or any of its Subsidiaries is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce such Company IP anywhere in the world.

(e)       The Company and its Subsidiaries exclusively own all right, title, and interest in and to the Intellectual Property and Intellectual Property Rights listed on Schedule 3.20(a) and Schedules 3.20(b)(i) and (ii), free and clear of any Encumbrances, other than Permitted Liens and nonexclusive licenses granted to end user customers in the Ordinary Course without material deviation from the Company’s or its Subsidiaries standard end user license agreement. To the Knowledge of the Company, the goodwill associated with or inherent in the Company’s and its Subsidiaries’ trademarks (both registered or unregistered) has not been impaired.

(f)       The Company, along and with its Subsidiaries, owns or otherwise has, and after the Closing Purchaser will have, sufficient rights to all Intellectual Property and Intellectual Property Rights needed to conduct the Business as currently conducted and, to the Knowledge of the Company, the Company, along and with its Subsidiaries, owns or otherwise has or can acquire on commercially reasonable terms, and after the Closing Purchaser will have or can acquire on commercially reasonable terms, sufficient rights to all Intellectual Property and Intellectual Property Rights needed to conduct the Business as currently proposed to be conducted as established by the written records of the Company or its Subsidiaries.

(g)      All Registered IP owned by or exclusively licensed to the Company or any of its Subsidiaries is valid and subsisting, including the Registered IP set forth on Schedule 3.20(a), and neither the Company, its Subsidiaries, nor any person acting on behalf of the Company or its Subsidiaries before any Governmental Authority, has committed misconduct or otherwise failed to comply with its ethical duties with respect to such Governmental Authority as relates to such Registered IP. All necessary registration, maintenance and renewal fees currently due in connection with such Registered IP have been made and all necessary documents, recordations and certifications in connection with such Registered IP have been filed with the relevant Governmental Authorities for the purpose of maintaining such Registered IP in full force and effect. No proceeding is pending or has been threatened in which the scope, validity, or enforceability of any such Registered IP is being, has been, or could reasonably be expected to be contested or challenged.

(h)      Neither the Company nor any of its Subsidiaries has, at any time, in the past six years, infringed, misappropriated, or otherwise violated the Intellectual Property Rights of any third party. There are no pending or threatened infringement, misappropriation, or similar claims or proceedings against the Company or any of its Subsidiaries or, to the Knowledge of the Company, against any third party who would be entitled to indemnification by the Company or any of its Subsidiaries for such claim or proceeding. Neither the Company nor any of its Subsidiaries have ever received any notice or other communication of any alleged infringement or misappropriation of any third party’s Intellectual Property Rights by the Company or any of its Subsidiaries.

(i)       To the Company’s Knowledge, no Person has since January 1, 2009 or is currently infringing, misappropriating, diluting, tarnishing, or otherwise violating, any Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries. There are no pending or threatened claims or proceedings involving Intellectual Property or Intellectual Property Rights licensed to the Company or any of its Subsidiaries that could reasonably be expected to adversely affect the use or exploitation thereof by the Company or any of its Subsidiaries or the manufacturing, distribution, or sale of any products or services currently being developed, offered, manufactured, distributed, or sold by the Company or any of its Subsidiaries.

(j)       The Company has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in the Company Confidential Information, including without limitation trade secrets and know-how owned or practiced by the Company or any of its Subsidiaries, and any trade secret or confidential information of third parties used by the Company or any of its Subsidiaries, and, except under confidentiality obligations, there has not been any disclosure by the Company or any of its Subsidiaries of any Company Confidential Information or any such trade secret or confidential information of third parties in any material respect.

(k)       To the Knowledge of the Company, none of the Software developed (or currently being developed), distributed, licensed, sold, or used by the Company or any of its Subsidiaries (other than third-party Software licensed to the Company or any of its Subsidiaries for internal use) (“Company Software”) (i) contains any bugs, defects or errors that have a material adverse effect on the use, functionality or performance of such software or any product or system containing or used in conjunction with such software or (ii) fails to comply in any material respect with any applicable warranty or other contractual commitment by the Company or any of its Subsidiaries relating to the use, functionality, or performance of such Software.

(l)        No portion of any Company Software in source code form has been disclosed, delivered, made available, or licensed to any third party, nor is the Company or any of its Subsidiaries obligated to disclose, deliver, make available, or license such software in source code form to any third party under any circumstance. Without limiting the generality of the foregoing, except as set forth on Schedule 3.20(l), no portion of the source code for any Company Software has been delivered, disclosed, licensed or made available to any escrow agent or other Person and there are no Contracts in existence that would permit, facilitate or provide any such disclosure or license. Except as set forth on Schedule 3.20(l), (i) neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Company Software to any escrow agent or other Person who is not, as of the date of this Agreement, an Employee, and (ii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code for any Company Software to any other Person who is not, as of the date of this Agreement, an Employee. Except as set forth on Schedule 3.20(l), source code in respect of any of the Company Software has never been removed from the Company’s or its Subsidiaries’ premises, and has never been disclosed, licensed, transferred or released to any Person other than disclosures to those of its employees and contractors having “a need to know” in connection with the development, modification or support of the products and services of the Company or its Subsidiaries. The change in control of the Company occurring as a consequence of this Agreement will not entitle any Person to obtain a copy of the source code in respect of any of the Company IP owned or purported to be owned by the Company or any of its Subsidiaries, including any of the Company’s or its Subsidiaries’ products. Except for licensed customers of the Company or any of its Subsidiaries, no Person has been provided a copy of the object code of any of the Company Software by the Company or any of its Subsidiaries.

(m)      No Company Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed to (i) disrupt, disable, harm, or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) damage or destroy any data or files without the user’s consent.

(n)       No Company Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) would require, or condition the use or distribution of such Company Software on, the disclosure, licensing, or distribution of any source code for the Company Software or any portion thereof, or (ii) would otherwise impose any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute any Company Software.

(o)       All current and former Employees and consultants of the Company or any of its Subsidiaries have signed written agreements that are valid and enforceable containing a confidentiality provision protecting the Company’s or such Subsidiary’s confidential information and assigning his or her Intellectual Property Rights in such Intellectual Property to the Company or such Subsidiary. No current or former shareholder, officer, director, or Employee of the Company or any of its Subsidiaries has any claim, right or interest to or in any of the Company IP owned or purported to be owned by the Company or any of its Subsidiaries, and all Intellectual Property developed by any current or former Employee or consultant of the Company or any of its Subsidiaries is owned by the Company or such Subsidiary. No current Employee is (i) subject to any Contract restricting him or her from performing his or her duties for the Company or any of its Subsidiaries or (ii) in breach of any Contract with any former employer concerning Intellectual Property Rights or confidentiality.

(p)       Neither the Company nor any of its Subsidiaries is bound by any Contract or any commitment or promise to indemnify any other Person for intellectual property infringement, misappropriation, or similar claims.

(q)       Neither the execution, delivery, or performance of this Agreement (or any of the Related Agreements) nor the consummation by the Company of any of the transactions contemplated by this Agreement (or any of the Related Agreements) will, with or without notice or lapse of time or both, directly or indirectly result in, or give any other Person the right or option to cause or declare, (i) a loss of, or encumbrance or restriction on any Intellectual Property or Intellectual Property Rights owned or purported to be owned by or used by the Company or any of its Subsidiaries that are material to the conduct of the Business as currently being conducted and as proposed to be conducted as established by the written records of the Company or its Subsidiaries, (ii) a breach of any license agreement listed on Schedule 3.20(c), (iii) the release or delivery of any Intellectual Property of the Company or any of its Subsidiaries to any third party, or (iv) the grant, assignment, or transfer to any third party of any license or other right or interest under, to, or in any of the Intellectual Property or Intellectual Property Rights of the Company or any of its Subsidiaries.

(r)       The Company has provided to Purchaser complete and accurate copies of all standard form agreements used by the Company or any of its Subsidiaries that contain assignments or licenses of Intellectual Property Rights or that otherwise relate to the Company’s or any of its Subsidiaries’ Intellectual Property Rights or Intellectual Property, including all end user license agreements, development agreements, distributor or reseller agreements, employee agreements containing intellectual property assignments or licenses or confidentiality provisions, consulting or independent contractor agreements containing intellectual property assignments or licenses or confidentiality provisions, and confidentiality or nondisclosure agreements.

(s)        The operation of the Company’s and its Subsidiaries’ respective businesses, as currently conducted, and their collection, processing, storage and use of any data, including any personal data in connection therewith, do not violate in any material respect (i) any Regulations relating to privacy, data protection, and/or security, (ii) any Person’s right of privacy or publicity, (iii) the Company’s policies on privacy, data protection and/or security or (iv) any Contracts with customers for the provision of services. The Company and its Subsidiaries have obtained all material approvals and licenses necessary to use such data and are using such data in accordance with the scope of such approvals and licenses. The Company and its Subsidiaries have taken reasonable steps to secure such data from unauthorized access or use thereof by any Person. To the Knowledge of the Company, no security measures implemented by the Company or any of its Subsidiaries have been penetrated by any Person and no unauthorized access to such data by any Person has taken place.

(t)        The Company and its Subsidiaries have taken reasonable steps in accordance with any Contracts with customers for the provision of services and ISO 27001:2013, to secure the Company’s and its Subsidiaries’ information technology systems from unauthorized access or use by any Person, and to reasonably ensure the continued, uninterrupted, and error-free operation of such information technology systems, including employing adequate security, maintenance, disaster recovery, redundancy, backup, archiving, and virus or malicious device scanning and protection measures. Each of the Company’s and its Subsidiaries’ computer systems, hardware and software and all programs available on and run by the computer systems, perform to their optimal capacity and no errors or defects, which have not been fully remedied, have been discovered therein. To the Company’s Knowledge, such computer systems contain no virus or potentially harmful program codes.

(u)        Product Development.

(i)        Schedule 3.20(u) sets forth, for each product or service being developed by or on behalf of the Company or any of its Subsidiaries, a brief summary of the development status. Neither the Company nor any of its Subsidiaries has entered into any agreement which restricts its right to make, have made, use or sell to an unlimited number of third parties any products currently contemplated by, designed by or designed on behalf of the Company or any of its Subsidiaries.

(ii)       To the Company’s Knowledge, each product or service that has been sold by the Company or any of its Subsidiaries to any Person: (A) conformed and complied in all material respects with the terms and requirements of any applicable warranty or other Contract and with all applicable Regulations; (B) was fully interoperable with the operating platforms and hardware, if any, specified in any accompanying User Documentation; provided that it was used in accordance with the applicable User Documentation; and (C) was free of any timer, virus, copy protection device, disabling code, clock, counter or other limiting design or routing which is designed to cause such product (or any portion thereof) to become erased, inoperable, impaired, or otherwise incapable of being used in the full manner for which it was designed. All repair, installation, programming, integration, maintenance, support, consulting, reengineering, training, upgrade and other services that have been performed by the Company or any of its Subsidiaries were performed in material conformity with the terms and requirements of all applicable warranties and other Contracts and with all applicable Regulations. No product manufactured or sold by the Company or any of its Subsidiaries has been the subject of any recall or other similar action. There are no unresolved claims or, to the Knowledge of the Company, threatened claims by any customer or other Person against the Company or any of its Subsidiaries (1) under or based upon any warranty provided by or on behalf of the Company or any of its Subsidiaries; or (2) under or based upon any other warranty relating to any product sold by the Company or any of its Subsidiaries or any services performed by the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has in place a reasonably adequate and appropriate quality control system.

3.21       Bonus and Severance Arrangements.  Schedule 3.21 sets forth all agreements (including Company Representative Agreements) or other arrangements, other than obligations arising pursuant to Regulations, under which any current or former Employee, officer, director, member, independent contractor, shareholder or equity owner of the Company or any of its Subsidiaries has a right to any Change of Control Payment or other payment or consideration (including accelerated vesting or payment) from the Company, any of its Subsidiaries or Sellers or any Company Representative Plan as a result of or in connection with, either alone, or in conjunction with any other event, (a) the consummation of the transactions contemplated by this Agreement or (b) the termination of such Person’s employment with the Company or any of its Subsidiaries, including, without limitation, in the case of clauses (a) and (b) of this Section 3.21, the amount of any such payment or other consideration and the event(s) upon which such right arises.

3.22       Real Property.  The Company and the Subsidiaries have good, valid and marketable title to all of their respective real property reflected in the Financial Statements as being owned by the Company or its Subsidiaries, and have valid leasehold interests in all of their respective material leased properties and assets, in each case, free and clear of all mortgages, liens, pledges, charges or similar encumbrances of any kind or character other than Permitted Liens (except that no representation is made with respect to liens imposed against the owner of any leased properties or assets). Schedule 3.22 identifies each parcel of real property owned or leased by the Company or any of the Subsidiaries.

3.23       Brokers and Finders.  Neither the Company nor any of its Subsidiaries or any Person acting on behalf of any of them has employed any broker, agent or finder or incurred any liability for any brokerage fees, agents’ commissions or finders’ fees in connection with the transactions contemplated herein.

3.24       Transactions with Affiliates.  Except as set forth on Schedule 3.24, no current or former director, officer or equity owner of record of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any Employee, independent contractor or consultant of the Company or any of its Subsidiaries, owns, or during the past three years has owned, directly or indirectly, or has, or within the past three years has had, an interest, either of record, beneficially or equitably, in any business, corporate or otherwise, which (a) has or had, or which is or was a party to, or in any asset or property which is or was the subject of, any Contract, business arrangement, relationship or course of dealing with the Company or any of its Subsidiaries or (b) conducts the same business as, or a similar business to, the Business of the Company or of any of its Subsidiaries. Each related party transaction between the Company and/or any of its Subsidiaries, on the one hand, and any Affiliate of the Company on the other hand (including, without limitation, loans, purchases and licenses) during the past three years is described on Schedule 3.24.

3.25      Disclosure.  The representations and warranties made by the Company in this Agreement are to the Knowledge of the Company true, complete and correct in all material respects and do not, to the Knowledge of the Company, contain any untrue statement of a material fact or omit to state any material fact necessary to make any such representation or warranty, under the circumstances in which it is made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Company and Sellers, as of the date of this Agreement and as of the Closing Date, as follows:

4.1      Organization.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has all necessary power and authority to carry on its business in the manner in which its business is currently being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a material adverse effect on Purchaser’s ability to complete the transactions contemplated by this Agreement and the Related Agreements.

4.2      Authorization.  Purchaser has full corporate power and authority to enter into this Agreement and the Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby and to take all other actions required to be taken by it pursuant to the provisions hereof and thereof. The execution, delivery and performance of this Agreement and the Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Purchaser, and no other actions on its part are necessary to authorize the execution, delivery and performance by Purchaser of this Agreement or any Related Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Purchaser. This Agreement constitutes and, upon execution and delivery thereof by Purchaser, each Related Agreement to which it is a party will constitute (assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, if any) the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as such enforcement may be limited by any bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity.

4.3      No Violation.  The execution, delivery and performance by Purchaser of this Agreement and any Related Agreement to which it is a party, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and compliance with the terms hereof and thereof by Purchaser do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default or event of default under (with due notice, lapse of time or both), (c) result in a violation of, or (d) require any authorization, consent, approval, exemption or other action by, notice to, or filing with any Governmental Authority or any other Person pursuant to (i) the organizational documents of Purchaser, (ii) any Regulation applicable to Purchaser, or (iii) any Order to which Purchaser is subject. Purchaser has materially complied with all applicable Regulations and Orders in connection with the execution, delivery and performance of this Agreement and the Related Agreements to which it is a party and the consummation of transactions contemplated hereby and thereby.

4.4      Brokers and Finders.  Neither Purchaser nor any Person acting on behalf of Purchaser has incurred any liability for any brokerage fees, agents’ commissions or finders’ fees in connection with the transactions contemplated herein.

4.5      Purchaser SEC Reports; Financial Statements.

(a)        Purchaser has filed or furnished, as applicable, on a timely basis all reports and documents required to be filed by Purchaser with the SEC since December 31, 2012 (the “Purchaser SEC Reports”). Each of the Purchaser SEC Reports, at the time of its filing or being furnished complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the Securities Act. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Purchaser SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)        Each of the balance sheets and consolidated statements of income, changes in stockholders’ equity and cash flows of Purchaser included in or incorporated by reference into the Purchaser SEC Reports (including any related notes and schedules) are complete and correct in all material respects, have been prepared in accordance with US GAAP (subject, in the case of the unaudited financial statements, to normal year-end audit adjustments), consistently applied and maintained throughout the periods indicated, fairly present the financial condition of Purchaser as of such dates, the results of operations and the changes in financial position for the periods covered thereby, and reflect all material claims against, and all debts and liabilities of, Purchaser, fixed or contingent (in each case, to the extent required by US GAAP), as of the date thereof. Such financial statements were prepared from the books and records of Purchaser, which books and records have been maintained in accordance with reasonable business practices and all applicable Regulations and reflect all financial transactions of Purchaser that are required to be reflected in accordance with US GAAP.

4.6      Purchaser Material Adverse Effect.  Since January 1, 2015 and through the date hereof, there has been no Purchaser Material Adverse Effect.

4.7      Purchaser Shares.

(a)        Upon issuance, the Closing Shares and the Earnout Shares will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any option, call, preemptive, subscription or similar rights.

(b)        At the Closings, Purchaser will have sufficient authorized but unissued shares or treasury shares of Purchaser Common Stock for Purchaser to meet its obligation to deliver the Closing Shares and the Earnout Shares, if any, under this Agreement. Following the Closings, Sellers shall acquire good and valid title to the Closing Shares.

4.8        Financing.  Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds to enable Purchaser to fulfill its obligations hereunder, to pay the Closing Cash Payment at the Second Closing and to make payment of all other amounts to be paid by it hereunder.

4.9        Disclosure.  The representations and warranties made by Purchaser in this Agreement are to the Knowledge of Purchaser true, complete and correct in all material respects and do not, to the Knowledge of Purchaser, contain any untrue statement of a material fact or omit to state any material fact necessary to make any such representation or warranty, under the circumstances in which it is made, not misleading.

ARTICLE V

CERTAIN COVENANTS AND AGREEMENTS

5.1        Access and Investigation.  During the period from the date of this Agreement until the earlier to occur of the termination of this Agreement in accordance with Article IX or the Second Closing (the “Pre-Closing Period”), the Company shall, and shall cause its Representatives to, (a) provide Purchaser and its Representatives with reasonable access to the Company’s Representatives, personnel, properties and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company and its Subsidiaries; and (b) provide Purchaser and its Representatives with copies of such books, records, Tax Returns, work papers and other documents and information and with such additional financial, operating and other data and information regarding the Company and its Subsidiaries as Purchaser may reasonably request. The parties hereto acknowledge that Purchaser, the Company and Sellers have previously executed a mutual nondisclosure agreement, dated as of March 18, 2015 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms (as such terms may have been amended prior to the date of this Agreement), except as expressly modified in this Agreement.

5.2         Operation of the Business.

(a)        During the Pre-Closing Period, except as set forth on Schedule 5.2 or as required pursuant to this Agreement, the Company shall, and shall cause its Subsidiaries to (and Sellers shall cause the Company and its Subsidiaries to): (i) conduct its business and operations (A) in the Ordinary Course, and (B) in compliance with all applicable Regulations and the requirements of all Company Contracts and Authorizations held by the Company or its Subsidiaries; (ii) use commercially reasonable efforts to maintain and preserve intact its current business organization, keep available the services of its current officers and Employees and maintain its business relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, Employees and other Persons having business relationships with the Company or any of its Subsidiaries; (iii) provide all notices, assurances and support required by any Company Contract in order to ensure that no condition under such Contract occurs which could result in, or could increase the likelihood of, any transfer or disclosure by the Company or any of its Subsidiaries of any Company IP; (iv) keep in full force and effect (with the same scope and limits of coverage) all insurance policies in effect as of the date hereof covering material assets of the Company and its Subsidiaries; and (v) take no action that would adversely affect or materially delay the ability of the parties to obtain any necessary approvals of any Governmental Authority required for the consummation of the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement or to complete the transactions contemplated hereby.

(b)       During the Pre-Closing Period, except as set forth on Schedule 5.2 or as required pursuant to this Agreement, the Company shall not, and shall cause its Subsidiaries not to (and Sellers shall cause the Company and its Subsidiaries not to), without the prior written consent of Purchaser (which may include consent by electronic mail):

(i)      (A) declare, accrue, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity or voting interests, (B) authorize for issuance or issue and deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or grant any right, option or other commitment for the issuance of shares of its capital stock or of such securities, (C) split, combine or reclassify any shares of its capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other voting interests or (D) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of any Subsidiaries of the Company or any Company Rights;

(ii)      amend or permit the adoption of any amendment to the Company Constituent Documents, or effect, become a party to or authorize any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iii)     adopt a plan of complete or partial liquidation or dissolution or resolutions providing for or authorizing such a liquidation or a dissolution;

(iv)    form any Subsidiary or acquire any equity interest or other interest in any other Person;

(v)    make any capital expenditure(s) in excess of US$10,000 in the aggregate;

(vi)    enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Contract which, if entered into prior to the date of this Agreement, would have been a Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract;

(vii)  (A) acquire, lease or license any right or other asset from any other Person, (B) sell, assign, transfer or otherwise dispose of, or lease, license or encumber, any right or other asset to any other Person, or (C) waive or relinquish any claim or right, except, in each case, for (1) immaterial rights or other immaterial assets acquired, leased, licensed or disposed of, (2) non-exclusive licenses of Intellectual Property in connection with sales of the Company’s products and services to customers, and (3) sales of the Company’s products and services, in each case in the Ordinary Course;

(viii)  repurchase, prepay or incur any indebtedness or guarantee any indebtedness of another Person, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

(ix)    grant, create, incur or suffer to exist any Encumbrance on the assets of the Company or any of its Subsidiaries that did not exist on the date hereof or write down the value of any asset or investment on the books or records of the Company or its Subsidiaries, except for depreciation and amortization in the Ordinary Course;

(x)     make any loans, advances or capital contributions to, or investments in, any other Person;

(xi)    (A) pay, discharge, settle or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the Ordinary Course or as required by their terms as in effect on the date of this Agreement, of claims, liabilities or obligations (1) reflected or reserved against in the Interim Financial Statements (or the notes thereto), (2) incurred since the date of such financial statements in the Ordinary Course or (3) Transaction Costs or (B) commence any Proceeding;

(xii)   except as required by applicable Regulations, adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the Employees or enter into or amend any Employment Contract that would be required to be listed on Schedule 3.15(a) if it existed as of the date hereof;

(xiii)  increase in any manner the compensation or benefits of, or pay any bonus or commission to, any Employee, officer, director, consultant, or independent contractor of the Company or any of its Subsidiaries;

(xiv)  amend, terminate, adopt, or enter into any Company Representative Plan or Company Representative Agreement;

(xv)    except as set forth on Schedule 5.2(b)(xv) or as required to comply with applicable Regulations or any Contract or Company Representative Plan in effect on the date of this Agreement, (A) pay to any Employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries any benefit not provided for under any Company Representative Agreement or Company Representative Plan in effect on the date of this Agreement, (B) grant any awards under any Company Representative Agreement or Company Representative Plan, (C) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Representative Agreement or Company Representative Plan, (D) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Representative Agreement or Company Representative Plan, (E) adopt, enter into or amend any Company Representative Agreement or

Company Representative Plan other than Employment Contracts entered into with new Employees in the Ordinary Course that provide for, except as required by applicable Regulations, “at-will employment” that can be terminated without liability and without notice or for a trial period that extends at least 30 days after the Closing Date, or (F) make any material determination under any Company Representative Agreement or Company Representative Plan that is inconsistent with the Ordinary Course;

(xvi) hire any new Employee with an annual base salary in excess of US$75,000, dismiss any Employee, promote any Employee except in order to fill a position vacated after the date of this Agreement, or engage any independent contractor whose relationship may not be terminated by the Company or its Subsidiaries on 30 days’ notice or less without any further liability or obligation on the part of the Company;

(xvii) amend or vary the terms and conditions of employment or engagement or Employment Contract (including, for the avoidance of doubt, pay and job description) of any Employee, director, agent or consultant;

(xviii) terminate or give notice of termination of the employment or engagement of any Employees (other than in circumstances in which the termination is for reasons of misconduct or lack of capability or otherwise in the Ordinary Course);

(xix) modify or terminate any collective company agreement or works agreement, or, through negotiation or otherwise, any commitment or incur any additional liability to any labour organization or Employees;

(xx)  (A) make or change any Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of Taxes, (C) except as required by US GAAP, Dutch GAAP or applicable Regulations, change any Tax accounting period, revalue any of its assets or make any changes in financial or tax accounting methods, principles or practices, (D) file any amended Tax Return, (E) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, (F) surrender any right to claim a Tax refund or (G) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(xxi) (A) fail to accrue a reserve in its books and records and financial statements in accordance with past practices for Taxes payable by the Company or any of its Subsidiaries, (B) settle or compromise any Proceeding relating to any material Tax, or (C) revoke any material Tax election;

(xxii) settle or compromise any Proceedings related to or in connection with the Business;

(xxiii)  (A) dispose of or permit to lapse any ownership and/or right to the use of, or fail to protect, defend and maintain the ownership, validity and registration of, the Company IP owned or purported to be owned by the Company or its Subsidiaries or any of the Parent Affiliates, or (B) dispose of or disclose to any Person (other than under a non-disclosure agreement) any Company Confidential Information;

(xxiv)  enter into, or agree to enter into, any agreements granting any Person a license to any Company IP, other than non-exclusive licenses of Intellectual Property in connection with sales of the Company’s products and services to customers in the ordinary course of business and consistent with past practice;

(xxv) terminate or reduce any development activities;

(xxvi)  take or omit to take any action that could, or is reasonably likely to, (A) result in any of the conditions to the consummation of the transactions contemplated hereby not being satisfied, or (B) breach any provisions of this Agreement;

(xxvii) change any of its pricing policies, service policies, personnel policies or other business policies; or

(xxviii) authorize, agree, commit or enter into any Contract to take any of the actions described in clauses “(i)” through “(xxvii)” of this Section 5.2(b).

5.3	Notification.

(a)        During the Pre-Closing Period, the Company shall give prompt written notice to Purchaser of: (i) any fact, circumstance, event or action the existence, occurrence or taking of which has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.2 to be satisfied; (ii) the Company’s receipt of any notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the transactions contemplated by this Agreement; and (iii) any Proceeding or material claim threatened, commenced or asserted against or with respect to the Company or any of its Subsidiaries or the transactions contemplated by this Agreement.

(b)        The delivery of any notice pursuant to this Section 5.3 shall not limit or otherwise affect the remedies available hereunder to Purchaser nor be deemed to have amended any of the disclosures set forth in the Company Disclosure Schedule, to have qualified the representations, warranties, or covenants contained herein or to have cured any misrepresentation or breach of a representation, warranty or covenant that otherwise might have existed hereunder by reason of such material development. No disclosure after the date of this Agreement of the untruth of any representation and warranty made in this Agreement will operate as a cure of any breach of the failure to disclose the information, or of any untrue representation or warranty made herein.

5.4	No Solicitation.

(a)         During the Pre-Closing Period, neither the Company nor any Seller shall directly or indirectly: (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any proposal relating to an Acquisition Transaction (an “Acquisition Proposal”) or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal; (iii) engage or participate in discussions or negotiations with any Person with respect to a potential Acquisition

Transaction or an Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction. Without limiting the generality of the foregoing, each of the Company and Sellers acknowledge and agree that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries, whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries, shall be deemed to constitute a breach of this Section 5.4 by the Company. The Company and Sellers have terminated any pending discussions or negotiations relating to an Acquisition Proposal and each warrants that the Company and Sellers, as applicable, had the legal right to terminate such discussions without payment of any fee or other penalty.

(b)        The Company shall promptly (and in no event later than 24 hours after receipt by the Company, any of its Subsidiaries or Sellers of any Acquisition Proposal and any inquiry or indication of interest that could lead to an Acquisition Proposal) advise Purchaser orally and in writing of such Acquisition Proposal or inquiry or indication of interest that could lead to an Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company and Sellers shall keep Purchaser fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

5.5	Employee Matters.

(a)        Prior to the Closing Date, the Company shall timely make, or cause to be timely made, all contributions and shall pay all premiums under each Company Representative Plan with respect to periods ending on or prior to the Closing Date. Immediately prior to the Closing Date, the Company shall, if and as reasonably requested by Purchaser, terminate or cause to be terminated certain or all of the Company Representative Plans and the Company shall bear all the expenses of terminating any and all such plans.

(b)        Neither Sellers nor the Company nor any Representative of the Company or any of its Subsidiaries or Company Affiliates shall make any communication to Employees regarding this Agreement, the transactions contemplated hereby, any pension or retirement, group health, life insurance, disability or accidental death and dismemberment insurance, or other plan or scheme maintained, to be maintained, or that might be maintained by Purchaser or any of its Affiliates or any compensation or benefits to be provided or that might be provided after the Closing Date without the prior written approval of Purchaser.

(c)        The Company shall notify Purchaser of any change to the Employee information included as part of the Company Disclosure Schedules as soon as is reasonably practicable.

(d)        The Company shall enable and assist Purchaser and its representatives to communicate with and meet the Employees and any works council, trade union or other employee representatives; provided, however, that prior to the Closing Date Purchaser shall not have any communications with any Employees (other than Key Employees) without the consent of the Company.

5.6        Public Announcements.  Unless otherwise permitted by this Agreement, the Company and Sellers, on one hand, and Purchaser, on the other hand, shall consult with the other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither party shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by Regulation or Governmental Authority to which a party is subject.

5.7	Reasonable Efforts; Further Assurances; Cooperation.

(a)       Subject to the other provisions hereof, each Seller, the Company and Purchaser shall use its commercially reasonable, good faith efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Regulations to cause the transactions contemplated hereby, including, without limitation, the delivery of the Parent Financial Statements (including by providing Purchaser with access, in accordance with Section 5.1, to the Company’s Representatives, personnel and to the work papers and other documents and information of the Company and the other Parent Affiliates, as may be reasonably requested by Purchaser and its Representatives in connection with the preparation and review of the Parent Financial Statements), completion of the Restructuring and the US IP Transfer, to be effected as soon as practicable, but in any event on or prior to the Closing Date, in accordance with the terms hereof and shall cooperate fully with each other party and its Representatives in connection with any step required to be taken as a part of its obligations hereunder.

(b)       The Company shall use commercially reasonable efforts to obtain the consents required to be obtained in connection with the transactions contemplated by this Agreement from any third parties pursuant to Contracts listed on Schedule 5.7(b).

(c)       The Company shall use commercially reasonable efforts to deliver all notices required to be delivered under any Company Contracts in connection with the transactions contemplated by this Agreement to any third parties pursuant to Contracts listed on Schedule 5.7(c).

(d)       From and after the Closings, each Seller, the Company and Purchaser agrees to take such further actions and do such things or cause to be performed such further acts and things, execute and deliver, or cause to be executed and delivered, such agreements and other documents (in form and substance reasonably satisfactory to each party thereto), as any other party hereto shall reasonably require to effectuate the purposes and intent of this Agreement or any other document, agreement or instrument required to be delivered under this Agreement or contemplated by this Agreement, in each case, at the expense of the requesting party (except with respect to such further acts, things, agreements and documents as are expressly required pursuant to the terms hereof or of any Related Agreement).

5.8	Tax Matters.

(a)       Prior to the Closing Date, the Company shall notify Purchaser in writing of the filing of any Tax Return (other than Tax Returns regarding Ordinary Course payroll and withholding matters) at least 30 days prior to the filing thereof, and Purchaser shall have the right, directly or through its designated Representatives, to review any Tax Returns to be filed by the Company or by any of its Subsidiaries at least 20 days prior to the filing thereof. Sellers and the Company agree to cooperate fully with Purchaser in connection with the review of any such Tax Return. In the event Purchaser reasonably objects in writing to the filing of any Tax Return as proposed by Sellers, the Company or any of its Subsidiaries, as applicable, shall not file such Tax Return without the written consent of Purchaser, which shall not be unreasonably withheld or delayed.

(b)       Sellers shall prepare and file, or cause to be prepared and filed, on a timely basis and at Sellers’ expense, all Tax Returns of the Company and of its Subsidiaries for any period that ends on or before the Closing Date for which a Tax Return (i) has not been filed as of the Closing Date or (ii) is due after the Closing Date and, subject to Section 5.8(i), Sellers shall remit to the appropriate taxing Governmental Authority all Taxes due in connection with such Tax Returns; provided that prior to filing any such Tax Return Sellers shall deliver each such Tax Return to Purchaser for its review and consent a reasonable period of time in advance of the applicable filing date. Each of the Sellers’ Representative, the Company and Purchaser shall cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of the Company and of its Subsidiaries for a period ending prior to, on or including the Closing Date and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable Regulation with respect to Taxes. Subject to Section 5.8(i), Sellers shall be responsible for and pay all Pre-Closing Taxes owed for any taxable periods ending on or prior to the Closing Date.

(c)       The Company and Sellers shall immediately notify Purchaser in writing upon receipt by the Company or by any of its Subsidiaries of notice of any pending or proposed federal, state, local, foreign or other Tax audit, examination, assessment, deficiency, adjustment or proceeding (a “Tax Proceeding”). Each of Sellers and the Company and its Subsidiaries shall consult regularly and in good faith and shall fully cooperate with Purchaser regarding the status and defense of any such Tax Proceeding and the Company shall not settle any such Tax Proceeding without the written consent of Purchaser. Purchaser shall have the right, directly and through its own designated Representatives, to review in advance, comment on and approve all submissions made in the course of such Tax Proceedings and to attend all conferences, hearings and other proceedings (whether in person or by telephone).

(d)       Any stock transfer, real property transfer, sales, use, value-added, stamp duties or other like transfer Taxes or recording fees payable as a result of the transactions contemplated hereby, if any, shall be paid by Sellers.

(e)       For purposes of this Agreement, Taxes for any taxable period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) shall be apportioned as described in this Section 5.8(e) and Section 5.8(i). In the case of all Taxes other than those based on or measured by property or capital or otherwise described in this Section 5.8(e), the amount of Taxes attributable to the pre-Closing portion of a Straddle Period shall be based upon, where relevant, the actual operations of the Company and of its Subsidiaries through and including the Closing Date as shown on its books and records, including work papers or other relevant documentation. Only for purposes of computing taxable income and the related Tax attributable to such period, accruals of operating income and expenses otherwise properly accruable under relevant Tax Authorities if such Closing Date were actually the end of the taxable period, shall be considered properly accruable as of the Closing Date. In the case of Taxes based on, or measured by, property or capital (including, but not limited to, any ad valorem and real and personal property Taxes) the amount of Taxes attributable to the period ending on the Closing Date shall be equal to the total amount of such Taxes for the taxable period in question multiplied by a fraction, the numerator of which is the number of days in such period through and including the Closing Date and the denominator of which is the total number of days in such period. An allocation of Tax under this Section 5.8 to the pre-Closing period shall be made and Sellers shall be liable for and shall timely remit payment to the appropriate taxing Governmental Authority for such Tax or reimburse Purchaser therefor within 10 days of its receipt of notice from Purchaser of the amount so owed, which notice shall be accompanied by adequate supporting or explanatory information.

(f)        Any and all existing Tax sharing, Tax indemnification, or Tax allocation agreements binding upon the Company or any of its Subsidiaries shall be terminated as of the Closing Date, and none of the Company, its Subsidiaries, or Purchaser shall have any further rights or liabilities thereunder.

(g)        Dutch Net Operating Losses.  Sellers shall file a timely election in its corporate income tax return 2015, under Article 15 of the Dutch Corporate Income Tax Act, for Parent to transfer the entire balance of net operating losses aggregated by and attributed to the Company in the entire period that it was part of the Dutch Fiscal Unity (which amount is estimated as of the date of this Agreement to be equal to one million Euros less any taxable income recognized as a result of the BV IP Transfer) to the Company.

(h)        At the Second Closing, Sellers shall pay to Purchaser US$56,000, which approximately represents the Dutch income Tax payable on the BV IP Transfer that will be offset by the net operating losses referred to in Section 5.8(g) and Sellers agree that such amount shall be deducted from each Sellers’ Pro Rata Percentage of the Closing Cash Payment. If Sellers or any of their subsidiaries are required to pay such Taxes directly to the appropriate Dutch Tax authority, then Purchaser will return such funds to the Sellers.

(i)        Notwithstanding anything to the contrary in this Agreement, Purchaser shall be liable for any Taxes incurred as a result of the US IP Transfer and shall reimburse Sellers for any Tax paid by Sellers as a result of the US IP Transfer.

5.9        Release.  In consideration for the Purchase Price, as of and following the Closing Date (in each case as adjusted pursuant to the terms of this Agreement), each Seller knowingly, voluntarily and unconditionally releases, forever discharges, and covenants not to sue the Company, any of its Subsidiaries or any of their respective Representatives from or for any and all Claims or Losses of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, that such Seller has or may have, now or in the future, arising out of, relating to, or resulting from any act or omission, error, negligence, breach of contract, tort, violation of law, matter or cause whatsoever from the beginning of time to the Closing Date; provided, that the foregoing release shall not apply to any Claims arising out of or related to the performance of this Agreement.

5.10       Parent Financial Statements.  Purchaser acknowledges and agrees that it shall be responsible for and pay all fees and expenses of the auditor(s) engaged to conduct the preparation and delivery of the Parent Financial Statements.

ARTICLE VI

POST-CLOSING COVENANTS

6.1         Restrictions on Closing Shares and Earnout Shares.  The Company, Sellers and the Sellers’ Representative hereby acknowledge and agree as follows:

(a)        The Closing Shares and Earnout Shares, if any, acquired by Sellers shall be subject to the restrictions of Purchaser’s Insider Trading Policy and all applicable United States securities laws and regulations, to the extent applicable to Sellers.

(b)        Without limiting any obligation of Sellers under any applicable Regulation, rule or regulation, Sellers hereby agree not to sell, offer for sale, contract or grant any option to sell (including without limitation any short-sale), pledge, or otherwise transfer, hypothecate or dispose of any of Purchaser Common Stock received as Closing Shares or Earnout Shares (other than Earnout Shares issued pursuant to Sections 1.8 (i) or 1.8(j)) until such time as such shares have vested in accordance with this Section 6.1. Subject to the continuation of each Founder’s relationship with the Company or Purchaser (or any parent or subsidiary thereof) as an employee or director of, or consultant to, the Company or Purchaser (or any parent or subsidiary thereof), (i) the Closing Shares held by Sellers shall vest and be eligible for resale such that (A) twelve and one-half percent (12.5%) of the Closing Shares shall vest and be released for resale on the six-month anniversary of the Closing Date, and (B) thereafter, the remaining eighty-seven and one-half percent (87.5%) of the Closing Shares shall vest and be released for resale in equal quarterly installments of twelve and one-half percent (12.5%) until all of the Closing Shares are vested, and (ii) the Earnout Shares, if any and as applicable, held by Sellers shall vest and be eligible for resale such that (A) twelve and one-half percent (12.5%) of the applicable Earnout Shares shall vest and be released for resale on the six-month anniversary of the Earnout Determination Date applicable to such Earnout Shares, and (B) thereafter, the remaining eighty-seven and one-half percent (87.5%) of the applicable Earnout Shares shall vest and be released for resale in equal quarterly installments of twelve and one-half percent (12.5%) until all of the applicable Earnout Shares are vested.

(c)        Accelerated Vesting and Forfeiture.  Notwithstanding anything to the contrary set forth herein, in the event that one of the Founders’ relationship with the Company (or any parent or subsidiary thereof) as an employee or director of, or consultant to, the Company (or any parent or subsidiary thereof) is terminated by the Company (or any parent or subsidiary thereof) without Cause or by such Founder for Good Reason, 50% of the then-unvested Closing Shares and Earnout Shares (other than Earnout Shares issued pursuant to Sections 1.8(i) or

1.8(j)), if any, of Sellers shall be deemed to have vested in full and released for resale. For the avoidance of doubt, if such Founder’s relationship with the Company (or any parent or subsidiary thereof) as an employee or director of, or consultant to, the Company (or any parent or subsidiary thereof) is terminated by the Company (or any parent or subsidiary thereof) with Cause or by such Founder without Good Reason, 50% of the then-unvested Closing Shares and Earnout Shares (other than Earnout Shares issued pursuant to Sections 1.8(i) or 1.8(j)), if any, of Sellers shall be forfeited back to Purchaser. In the event that the other Founder’s relationship with the Company (or any parent or subsidiary thereof) as an employee or director of, or consultant to, the Company (or any parent or subsidiary thereof) is terminated by the Company (or any parent or subsidiary thereof) without Cause or by such Founder for Good Reason, the remaining then-unvested Closing Shares and Earnout Shares (other than Earnout Shares issued pursuant to Sections 1.8(i) or 1.8(j)), if any, of Sellers shall be deemed to have vested in full and released for resale. For the avoidance of doubt, if such other Founder’s relationship with the Company (or any parent or subsidiary thereof) as an employee or director of, or consultant to, the Company (or any parent or subsidiary thereof) is terminated by the Company (or any parent or subsidiary thereof) with Cause or by such Founder without Good Reason, the remaining then-unvested Closing Shares and Earnout Shares (other than Earnout Shares issued pursuant to Sections 1.8(i) or 1.8(j)), if any, of Sellers shall be forfeited back to Purchaser.

(d)        Until the Closing Shares and Earnout Shares, if any, issued hereunder are eligible for resale under Rule 144 (“Rule 144”) promulgated under the Securities Act, all certificates representing Closing Shares or Earnout Shares, if any, or any book entry or Depository Trust Company entry, if permissible, representing any or all of such shares issued hereunder shall bear the following legends (or a substantially similar legend) and the transfer agent for the Closing Shares and Earnout Shares, if any, shall be instructed to so legend such Closing Shares and Earnout Shares, if any:

(i)        “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

(ii)        “THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD AND CERTAIN VESTING RESTRICTIONS AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER, OR SUCH HOLDER’S PREDECESSOR IN INTEREST, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. ANY TRANSFER OR ATTEMPTED TRANSFER OF ANY SHARES IN VIOLATION OF SUCH AGREEMENT IS VOID.”

(e)        Promptly following any shares of Purchaser Common Stock issued hereunder becoming eligible for resale under Rule 144, or any successor provision thereto, and after the vesting periods set forth in this Section 6.1 (if applicable), Purchaser, upon written request from Seller, shall remove, or shall cause the removal of, all restrictive legends on such shares of the Purchaser Common Stock (including the legends specified in Section 6.1(d)).

6.2        Regulation S Distribution Compliance Period.  Each Seller represents, warrants and undertakes that it has not offered or sold, and will not offer and sell any shares of Purchaser Common Stock issued hereunder (a) as part of their distribution at any time and (b) otherwise until six months after the Closing Date, except in accordance with Regulation S, and it has not and will not engage in any hedging transactions involving the shares of Purchaser Common Stock issued hereunder unless in compliance with the Securities Act. Each Seller agrees that, at or prior to confirmation of sale of any shares of Purchaser Common Stock issued hereunder, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases such shares from it during the distribution compliance period a confirmation or notice to substantially the following effect: “The securities covered hereby have not been registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account of benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until six months after the Closing Date, except in either case in accordance with Regulation S. No hedging transaction can be conducted with regard to the securities except as permitted by the Securities Act.”

6.3	Noncompetition and Nonsolicitation.

(a)        During the Restricted Period, Sellers and Founders shall not, and shall not permit any of their respective Affiliates to, directly or indirectly (i) (A) engage or participate in the ownership, management, operation or control of, (B) be connected as an officer, partner, stockholder, owner or co-owner (of record, beneficially or otherwise), manager, Affiliate, promoter, representative, employee, director, agent, consultant, licensor, sublicensor, licensee or sublicensee of, for or to, (C) otherwise assist, aid or advise anyone in the conduct of any business or enterprise that competes, directly or indirectly, with the Business or any Affiliate of the Company in the Territories, or (ii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company and customers or suppliers of the Company. Notwithstanding the foregoing, a Seller or Founder may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange such Seller or Founder is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own two percent (2%) or more of any class of securities of such Person. Sellers and Founders acknowledge that the Territories are reasonable as to its geographic scope. Sellers and Founders acknowledge and agree that Purchaser has a valid and legitimate business interest in protecting its business in the Territories from any activity prohibited by this Agreement.

(b)        During the Restricted Period, Sellers and Founders shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, hire or solicit, or attempt to hire or solicit, any employee of, a consultant to or an applicant for employment with the Company or any of the Company’s Affiliates, or encourage any such employee or consultant to leave such employment.

(c)        During the Restricted Period, Sellers and Founders shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, (i) attempt in any manner to persuade any client, customer, supplier, vendor or prospect of the Company or its Subsidiaries to cease to do business or to reduce the amount of business which any client, customer, supplier, vendor or prospect of the Company or its Subsidiaries has customarily done or contemplates doing with the Company or its Subsidiaries, (ii) solicit the business of any client, customer, supplier, vendor or prospect of the Company or its Subsidiaries, or (iii) request, advise or in any manner attempt to influence any client, customer, supplier or vendor of the Company or its Subsidiaries to alter, modify or in any way change in any respect such client’s customer’s, supplier’s or vendor’s relationship or course of dealing with the Company or its Subsidiaries.

(d)        Sellers and Founders acknowledge that a breach or threatened breach of this Section 6.3 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agree that in the event of a breach or a threatened breach by Sellers or Founders of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(e)        Sellers and Founders acknowledge that the restrictions contained in this Section 6.3 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.3 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Regulation in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed in such jurisdiction, to the maximum time, geographic, product or service, or other limitations permitted by applicable Regulation. The covenants contained in this Section 6.3 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

6.4        Nondisclosure.  Each Seller and each Founder agrees that it shall not, and shall cause its Affiliates not to, disclose or use in any way, at any time during the Restricted Period, any Company Confidential Information. If any Seller or Founder is required (by interrogatories, requests for information by a Governmental Authority or documents in a Proceeding) to disclose any Company Confidential Information, then, to the extent permitted by applicable Regulations, such Seller or Founder, as the case may be, shall provide Purchaser with prompt written notice of any such requirement and shall delay disclosure, if and to the extent permitted by applicable Regulations, until Purchaser has had an opportunity to seek a protective order or other appropriate remedy or to waive compliance with the provisions of this Section 6.4. If, in the absence of a protective order or other remedy or the receipt of a waiver by Purchaser, such Seller or Founder, as the case may be, is nonetheless, in the opinion of reputable outside legal counsel, legally compelled to disclose Company Confidential Information to any Governmental Authority, such Seller or Founder may, without liability hereunder, disclose to such Governmental Authority only that portion of the Company Confidential Information that such counsel advises it is legally required to disclose; provided that such Seller or Founder shall use its commercially reasonable efforts to preserve the confidentiality of the Company Confidential Information, including, without limitation, by cooperating with Purchaser to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Company Confidential Information by such Governmental Authority; and provided, further, that it shall promptly notify Purchaser, prior to making any such disclosure, of (a) its determination to make such disclosure, (b) the nature, scope and contents of such disclosure, and (c) the legal opinion of reputable outside legal counsel with respect thereto.

6.5	Severability; Independent Covenant; Injunctive Relief.

(a)        Each Seller and each Founder agrees that each of the restrictions in Sections 6.3 and 6.4 (together, the “Specified Covenants”) is reasonable and that any of Purchaser, the Company or their respective Affiliates may enforce any provision of the Specified Covenants by seeking, in addition to any monetary damages, injunctive relief to enjoin such Seller or Founder, as the case may be, from its violation. In the event a judicial determination is made that any provision of the Specified Covenants constitutes an unreasonable or otherwise unenforceable restriction against such Seller or Founder, as the case may be, the provisions of the Specified Covenants shall be rendered void only to the extent that such judicial determination finds such provisions to be unreasonable or otherwise unenforceable with respect to such Seller or Founder. If any court of competent jurisdiction applying Delaware law determines that the restrictions in any of the Specified Covenants is not fully enforceable as set forth herein, the court shall modify the restriction to the smallest extent necessary to render the restriction enforceable, and then such Seller or Founder, as the case may be, shall, and shall cause each of its Affiliates to, fully honor such restriction as a court of competent jurisdiction shall allow. Notwithstanding the fact that any provision of the Specified Covenants is determined not to be specifically enforceable, Purchaser shall nevertheless be entitled to seek recovery of monetary damages as a result of the breach of such provision by any Seller or Founder, as the case may be. The time period during which the restrictions set forth in the Specified Covenants shall apply shall be tolled and suspended for a period equal to the aggregate time during which such Seller or Founder, as the case may be, violates such prohibitions in any respect.

(b)        Each Seller and each Founder acknowledges and agrees that each of the Specified Covenants is an essential element of, and a material inducement to enter into, this Agreement and that, but for the agreement of Sellers and Founders to comply with these covenants, Purchaser would not have entered into this Agreement. Each Seller and each Founder acknowledges and agrees that each of the Specified Covenants constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement by Purchaser. Each Seller and each Founder has independently consulted with its counsel and, after such consultation, agrees that each of the Specified Covenants is reasonable and proper.

(c)        The parties hereto agree that any remedy at law for any breach of the provisions contained in the Specified Covenants shall be inadequate and Purchaser shall be entitled to seek injunctive relief in addition to any other remedy Purchaser might have hereunder.

6.6        Business Assets.  On or before the Closing Date, any Business Assets owned by Sellers, the Founders or any of their respective Subsidiaries or Affiliates shall be conveyed to the Company or a Subsidiary of the Company, except for any property set forth on Appendix 6.6. In furtherance of the conveyance of Business Assets, at the Closing Date and, upon request by Purchaser following the Closing Date, Sellers will execute and deliver, and will cause their Subsidiaries and Affiliates (including the Founders) to execute and deliver, such bills of sale, stock powers, certificates of title, deeds, assignments of Contracts and other instruments of conveyance, (in each case to the extent applicable and in a form that is consistent with the terms and conditions of this Agreement, and statutory or customary in the jurisdiction in which the relevant assets are located), as necessary and in a form reasonably acceptable to Purchaser, to evidence the conveyance of each Seller’s and each Founder’s and their respective Subsidiaries’ and Affiliates’ right, title and interest in and to the Business Assets to Purchaser.

ARTICLE VII

CLOSING CONDITIONS

7.1        Conditions to Obligation of Each Party.  The respective obligations of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date that, there is no Order, whether temporary, preliminary or permanent, issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby in effect, and no litigation by any Governmental Authority seeking any of the foregoing shall have been commenced and be pending. There shall not be any action taken, or any statute, rule, regulation, or order enacted, entered, enforced, or deemed applicable to the transactions contemplated hereby that makes the consummation thereof illegal.

7.2         Conditions to Obligation of Purchaser.  The obligation of Purchaser to effect the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Purchaser) at or prior to the Closings of the following additional conditions:

(a)        Accuracy of Representations of the Company; Performance of Obligations.

(i)      Each of the representations and warranties of the Company set forth herein shall be true, correct and complete in all material respects (except for any such representations and warranties which are qualified by their terms by a reference to materiality or Material Adverse Effect, which warranties as so qualified shall be true and correct in all respects) as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case, as of such date); provided, however, that the representations and warranties in Sections 3.1 (Organization), 3.4 (Capitalization), 3.5 (Authorization) and 3.23 (Brokers and Finders) shall be true, correct and complete in all respects as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such time;

(ii)     each of the terms, covenants, agreements and conditions set forth herein to be performed, complied with or satisfied by the Company on or prior to the Closing Date shall have been duly performed, complied with or satisfied in all material respects; and

(iii)      a certificate to the foregoing dated as of the Closing Date and signed by the Chief Executive Officer of the Company (the “CEO Certificate”) shall have been delivered to Purchaser.

(b)        Accuracy of Representations of Sellers; Performance of Obligations.

(i)        Each of the representations and warranties of Sellers set forth herein shall be true, correct and complete in all material respects (except for any such representations and warranties which are qualified by their terms by a reference to materiality or Material Adverse Effect, which warranties as so qualified shall be true and correct in all respects) as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case, as of such date); provided, however, that the representations and warranties in Sections 2.1 (Organization), 2.2 (Authorization), 2.3 (Ownership and Transfer of Shares), and 2.10 (Brokers and Finders) shall be true, correct and complete in all respects as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such time; and

(ii)       each of the terms, covenants, agreements and conditions set forth in this Agreement to be performed, complied with or satisfied by Sellers on or prior to the Closing Date shall have been duly performed, complied with or satisfied in all material respects.

(c)        Director’s Certificate.  The Company shall have furnished to Purchaser a certificate, dated as of the Closing Date, executed by one of the directors of the Company (i) attaching the certificate of incorporation and bylaws (or comparable organizational documents), including all amendments thereto of the Company and each of its Subsidiaries, (ii) certifying that attached thereto is a true and correct copy of an action by unanimous written consent or resolutions duly adopted by the board of directors (or other similar governing body) of the Company which authorize and approve the execution, delivery and performance of this Agreement and the Related Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, (iii) certifying that there are no proceedings for the dissolution or liquidation of the Company or any of its Subsidiaries, and (iv) certifying the incumbency, signature and authority of certain of the officers of the Company authorized to execute, deliver and perform this Agreement and the Related Agreements to which the Company is a party and all other documents, instruments or agreements related thereto executed or to be executed by the Company.

(d)        No Material Adverse Effect.  Since the date hereof, there shall not have occurred a Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have a Material Adverse Effect.

(e)        Consents Obtained.  All consents, waivers, approvals, assignments, authorizations, or orders required to be obtained, and all filings required to be made, by the Company as set forth on Appendix 7.2(e) for the authorization, execution, and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company or by Sellers and shall be in full force and effect.

(f)        Retention of Founders.  Each of the Founders shall have executed employment agreements, in a form acceptable to Purchaser.

(g)        Advances; Related Party Transactions.

(i)      All advances, loans, accounts receivable or accounts payable of any kind to the Company or any of its Subsidiaries from any direct or indirect shareholder, Subsidiary or Affiliate of the Company, and all advances, loans, accounts receivable or accounts payable of any kind from the Company or any of its Subsidiaries to any direct or indirect shareholder, Subsidiary or Affiliate of the Company, shall have been repaid, cancelled or terminated at or prior to the Closings, and no other such advances, loans, accounts receivable or accounts payable shall have been made, created or be outstanding.

(ii)     All agreements or arrangements between or among the Company or any of its Subsidiaries and any direct or indirect shareholder (including Sellers and the Founders), Subsidiary or Affiliate of the Company shall have been terminated with no further liability or obligation of the Company or any of its Subsidiaries in connection therewith from and after the Closings, other than the Haarlem Lease Agreement.

(h)       Director and Officer Resignations.  Purchaser shall have received a written resignation from each director and officer of the Company and its Subsidiaries, in a form reasonably acceptable to Purchaser, effective as of the Closing Date.

(i)        Termination of Company Rights.  All options, warrants and other rights to purchase share capital of the Company or any of its Subsidiaries shall have been cancelled and terminated without liability to Purchaser, the Company or any of their respective Subsidiaries or Affiliates following the Closings, and Purchaser shall have received a termination and release agreement reasonably satisfactory to Purchaser from (i) Sellers holding a Company Right as of immediately prior to the Closings and (ii) each holder of a Company Right as of immediately prior to the Closings that does not terminate automatically, in accordance with its terms, upon the Closings.

(j)        Share Certificates.  Purchaser shall have received certificates representing the US Shares, free and clear of any Liens, duly endorsed for transfer to Purchaser or its designee or accompanied by a stock power endorsed in blank, duly executed by the Company and Sellers, as applicable, and the Sellers and the Company shall have executed the notarial deed of transfer with respect to the Company Shares in front of a Dutch civil-law notary associated with Van Doorne N.V.

(k)       Absence of Intellectual Property Claims.  There shall not be pending or threatened any legal proceeding in which the scope, validity or enforceability of any material Company IP owned or purported to be owned by the Company or any of its Subsidiaries or the Company’s or its Subsidiaries right to use any other Intellectual Property Right material to the Business has been contested or challenged or alleging infringement or misappropriation of any third party’s Intellectual Property Rights by the Company (other than related to claims identified on Appendix 7.2(k) hereto).

(l)         Claims Regarding Share Ownership.  There must not have been made or threatened by any Person (other than Sellers) any claim (other than claims (i) that have been validly withdrawn or waived in writing with full and final release of the Company in respect of any liability associated with such claim or (ii) that are identified on Appendix 8.2(h) hereto) asserting that such Person (A) is the holder or the beneficial owner of, or has the right to acquire or obtain beneficial ownership of, any stock of, or any other voting equity, or ownership interest in, the Company or any of its Subsidiaries or (B) is entitled to all or any portion of the consideration payable for the Shares.

(m)       Closing Documentation.  Purchaser shall have received the Closing Certificate, the Lender Payoff Letters, the Fee Statement Letters, and the Funds Flow Memorandum.

(n)        Indebtedness; Transaction Costs.  After taking into effect any payments to be made by or on behalf of the Company or Sellers at the Closings, (i) the Company shall have no Indebtedness and (ii) no Transaction Costs shall be outstanding.

(o)        Escrow Agreement.  The Escrow Agreement shall have been duly executed by the Escrow Agent and the Sellers’ Representative.

(p)        Financial Statements.  The Company shall have delivered (i) the audited consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2014 (December 31, 2014 being hereafter referred to as the “Parent Balance Sheet Date”) and the corresponding audited consolidated statement of income and cash flows of Parent and its Subsidiaries for the year then ended, in each case together with (A) the notes thereto, (B) a reconciliation of the material differences between Dutch GAAP and U.S. GAAP with respect to such statements, and (C) a statement of material pro forma adjustments to such statements as would be necessary to remove the financial statement balances of Subsidiaries not acquired by Purchaser (collectively, the “Parent Audited Financial Statements”), together with the unqualified report and opinion of Parent’s independent public accountants relating thereto and (ii) the unaudited consolidated balance sheet of Parent and its Subsidiaries as of March 31, 2015 and the end of each full month thereafter (other than the immediately preceding full calendar month) and the corresponding unaudited consolidated statement of income and cash flows of Parent and its Subsidiaries in each case together with (A) a reconciliation of the material differences between Dutch GAAP and U.S. GAAP with respect to such statements, and (B) a statement of material pro forma adjustments to such statements as would be necessary to remove the financial statement balances of Subsidiaries not acquired by Purchaser for the three months ended March 31, 2015 and 2014 and also with respect to the unaudited consolidated statement of income for the six months ended March 31, 2015 and for each month then ended (collectively, the “Parent Interim Financial Statements” and, together with the Parent Audited Financial Statements, the “Parent Financial Statements”), together with (if required under applicable Regulation) the consolidating schedules supporting each of such Parent Financial Statements and a summary of all accounting principles and policies applied thereto.

(q)        FIRPTA Certificate.  Purchaser shall have received all necessary forms and certificates complying with applicable law, duly executed and acknowledged and satisfactory to Purchaser, certifying that purchase of the US Shares is exempt from withholding under Section 1445 of the Code.

(r)        IP Transfers.  Purchaser shall have received the BV IP Transfer Agreement and the US IP Transfer Agreement, in each case duly executed by the parties thereto.

(s)        Company Guarantee.  The Company Guarantee shall have been terminated in relation to the Company with no liability or obligation on the part of the Company or any of its Subsidiaries in connection therewith as of the Initial Closing, and Sellers shall have provided evidence of such termination in a form reasonably acceptable to Purchaser. Purchaser shall have received an unconditional irrevocable written release from ABN AMRO Bank N.V. of all obligations and liabilities of the Company under the Company Guarantee.

(t)        Lease Agreement.  The Company and ID Kwadraat B.V. shall have executed the Haarlem Lease Agreement.

(u)       Amendment to Pension Scheme.  Sellers shall have amended, to the reasonable satisfaction of Purchaser, the Company’s pension scheme in such a manner that it is line with the Dutch fiscal framework and has been consented to by the Employees of the Company.

(v)       Termination of Profit Sharing Plan.  The Company shall have terminated the employee profit sharing plan of the Company, named ‘Winstregeling IDchecker’ dated January 31, 2010 (the “Profit Sharing Plan”).

7.3         Conditions to Obligation of Sellers.  The obligation of Sellers to effect the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Sellers) at or prior to the Closings of the following additional conditions:

(a)       Accuracy of Representations; Performance of Obligations.

(i)       Each of the representations and warranties of Purchaser set forth herein shall be true, correct and complete in all material respects (except for any such representations and warranties which are qualified by their terms by a reference to materiality or Material Adverse Effect, which warranties as so qualified shall be true and correct in all respects) as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); provided, however, that the representations and warranties in Sections 4.1 (Organization), 4.2 (Authorization) and 4.4 (Brokers and Finders) shall be true, correct and complete in all respects as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such time;

(ii)      each of the terms, covenants, agreements and conditions of this Agreement to be performed, complied with or satisfied by Purchaser on or prior to the Closing Date shall have been duly performed, complied with or satisfied; and

(iii)     a certificate to the foregoing dated as of the Closing Date and signed by an officer of Purchaser shall have been delivered to the Company.

(b)        Performance of Covenants.  Each of the covenants and obligations set forth herein that Purchaser is required to comply with or perform at or prior to the Closings shall have been complied with or performed in all material respects.

(c)        No Purchaser Material Adverse Effect.  Since the date hereof, there shall not have occurred a Purchaser Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have a Purchaser Material Adverse Effect.

(d)        Notarial Deed.  Purchaser shall have executed the notarial deed of transfer with respect to the Company Shares in front of a Dutch civil-law notary associated with Van Doorne N.V.

(e)        Escrow Agreement.  The Escrow Agreement shall have been duly executed by the Escrow Agent, the Sellers’ Representative and Purchaser.

ARTICLE VIII

SURVIVAL OF TERMS; INDEMNIFICATION AND GUARANTEES

8.1        Survival.  All the terms and conditions of this Agreement, together with the representations, warranties and covenants contained herein or in any instrument or document delivered or to be delivered pursuant to this Agreement, and the agreement of Sellers, the Company and Purchaser to indemnify each other as set forth in this Article VIII, shall survive the execution of this Agreement and the Closing Date notwithstanding any investigation heretofore or hereafter made by or on behalf of any party hereto or any Knowledge of facts determined or determinable by any party hereto in accordance with this Section 8.1. Sellers shall have liability under Section 8.2 with respect to any inaccuracy in or breach of a representation and warranty until, and all Claims with respect thereto shall be made on or prior to, the second anniversary of the Closing Date, except for (a) the representations and warranties set forth in (i) Section 2.1 (Organization), Section 2.2 (Authorization), and Section 2.3 (Ownership and Transfer of the Shares) (each of the foregoing, a “Seller Fundamental Representation”), and (ii) Section 3.1 (Organization), Section 3.2 (Subsidiaries), Section 3.4 (Capitalization), Section 3.5 (Authorization) and Section 3.11 (Title; Sufficiency of Assets and Related Matters) (each of the foregoing, a “Company Fundamental Representation” and together with Seller Fundamental Representations, the “Fundamental Representations”), which shall survive indefinitely and as to which a Claim may be made at any time; (b) Section 3.13 (Tax Matters), as to which a Claim may be made until the latest of (A) the second anniversary of the Closing Date, (B) 90 days after the date as of which all applicable statutes of limitations (plus any period of tolling) bar any claims of any kind or nature regardless of the forum in which asserted, and (C) in the event of a Proceeding that has been commenced with respect to such matters, until the conclusion of such Proceeding; (c) Section 3.20 (Intellectual Property), as to which a Claim may be made until termination of the Primary Escrow Fund in accordance with the terms of the Escrow Agreement; (d) all of the post-Closing covenants and obligations to be performed after the Closings, which shall survive until performed in accordance with their respective terms; and (e) representations, warranties, covenants and indemnities for which notice of a Claim for indemnification has been given in accordance with this Agreement as of the end of the applicable period referred to above, in which event such representations, warranties, covenants and indemnities with respect to such

Claim shall survive until the final disposition thereof. Notwithstanding anything herein to the contrary, the representations and warranties of the Company and Sellers contained in this Agreement shall, for purposes of the indemnification obligations pursuant to this Article VIII, be deemed to be made as of the date of this Agreement and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of a specific date, in which case it shall be deemed made only as of such date).

8.2         Indemnification by Sellers.  Each Seller, severally and not jointly, shall indemnify and hold harmless Purchaser, its Affiliates and each of their respective officers, directors, shareholders, equity owners, members, managing directors, managers, Representatives and agents (the “Purchaser Indemnitees”) against, and shall pay to Purchaser Indemnitees the amount of, or reimburse Purchaser Indemnitees for, any and all liabilities or obligations (whether absolute or contingent, liquidated or unliquidated, due or to become due, accrued or not accrued or otherwise), damage, loss, Claim, cause of action, injury, deficiency, demand, assessment, judgment, obligation, commitment, settlement, award, fine, penalty, Tax, Environmental Liabilities and Costs, cost or expense of any nature, including, without limitation, amounts paid in settlement, interest, court costs, costs of investigation, and reasonable fees and expenses of counsel, accountants, financial advisors, consultants and other experts (collectively, “Losses”) and including, without limitation, Claims made by third parties (“Third Party Claims”) arising from, related to or otherwise in connection with:

(a)       any inaccuracy in or breach of any representation or warranty of Sellers or the Company set forth in Article II and Article III of this Agreement or the CEO Certificate without regard to any “Material Adverse Effect,” materiality or similar qualifications contained therein, in each case for purposes of calculating Losses only and not for purposes of determining whether an inaccuracy or breach has occurred;

(b)       any breach of any covenant or obligation of the Company or Sellers contained in this Agreement;

(c)       any Transaction Costs that remain unpaid after the Closings;

(d)       any Indebtedness that remains outstanding after the Closings;

(e)       any Adjustments Deficiency;

(f)        any Pre-Closing Taxes;

(g)       any matter set forth on Appendix 8.2(g); or

(h)       any matter set forth on Appendix 8.2(h).

8.3         Limitations of Liability.

(a)       No Seller shall have any indemnification obligation to the Purchaser Indemnitees arising under Section 8.2(a), until the aggregate amount of all Losses suffered by the Purchaser Indemnitees with respect to indemnification obligations under Section 8.2(a), exceeds US$75,000 (the “Basket”), in which case the applicable indemnified parties shall be entitled to be indemnified for the aggregate amount of all Losses suffered (and not merely the portion of such Losses exceeding the Basket). Notwithstanding the foregoing, the indemnification obligations of Seller under this Agreement (i) pursuant to Section 8.2(b) through Section 8.2(h) or (ii) for any Losses arising as a result of, related to or in connection with the inaccuracy in or breach of any of the Fundamental Representations shall not be subject to the Basket.

(b)        The aggregate amount of all payments made by Sellers in satisfaction of Claims for indemnification pursuant to Sections 8.2(a) (including any amounts paid under Section 8.4 related thereto) shall not exceed the amount then remaining in the Primary Escrow Fund; provided that payments made by a Seller with respect to Losses resulting from, arising out of or relating to breaches of any Fundamental Representation or pursuant to Section 8.2(b) through Section 8.2(g) (including any amounts paid under Section 8.4 related thereto) shall not exceed the consideration received by such Seller pursuant to this Agreement; provided, further that the aggregate amount of payments made by Sellers with respect to Losses pursuant to Section 8.2(h) (including any amounts paid under Section 8.4 related thereto) shall not exceed the amount in the Secondary Escrow Fund.

(c)        Notwithstanding anything to the contrary in this Article VIII, in calculating any Losses, there shall be deducted any insurance recovery actually received by the Purchaser Indemnitees with respect to a Claim, net of (i) any “deductibles”, “self-insurance retention” or similar risk retention expense in respect of applicable Policies, (ii) any premium increases resulting from any payment by an insurer, and (iii) any reasonable out of pocket expenses incurred in connection with such recovery by the Purchaser Indemnitees. Purchaser Indemnitee shall take commercially reasonable efforts to request or otherwise pursue any such recovery, benefit or payment from any such third party.

(d)        Notwithstanding anything contained in this Agreement to the contrary, no Purchaser Indemnitee shall have any right to indemnification under this Article VIII with respect to any Losses to the extent such Losses are duplicative of Losses that have previously been recovered hereunder. The Purchaser Indemnitees shall use commercially reasonable efforts to mitigate any Losses incurred by them.

(e)        For purposes of this Agreement and the transactions contemplated hereby, Purchaser Indemnitees acknowledge and agree that they are not entitled to rely on any representations or warranties or other statements of fact or opinion, other than the representations and warranties expressly set forth in this Agreement and the disclosures made in the Company Disclosure Schedule.

(f)        Any payments required to be made by Sellers under this Article VIII shall be paid from the Primary Escrow Fund (or the Secondary Escrow Fund, in the event of a matter described on Appendix 8.2(h)), to the extent of the available funds in the Primary Escrow Fund (or the Secondary Escrow Fund, in the event of a matter described on Appendix 8.2(h)), before recourse is sought against any Seller.

8.4	Third Party Claims.

(a)        Except as otherwise provided in this Agreement, the following procedures shall be applicable with respect to indemnification for Third Party Claims. Promptly after receipt by the Purchaser Indemnitee of notice of the commencement of any (i) Tax audit or proceeding for the assessment of Tax by any taxing Governmental Authority or any other proceeding likely to result in the imposition of a Tax liability or obligation or (ii) any action or the assertion of any Claim, liability or obligation by a third party (whether by legal process or otherwise), against which Claim, liability or obligation Sellers are, or may be, required under this Agreement to indemnify such Purchaser Indemnitee, Purchaser will promptly notify the Sellers’ Representative in writing of the commencement or assertion thereof and give the Sellers’ Representative a copy of such Claim, process and all legal pleadings; provided that any failure by Purchaser to so notify the Sellers’ Representative shall not limit any of the Purchaser Indemnitees’ rights to indemnification under this Article VIII except to the extent such failure actually prejudices the defense of such Third Party Claim. The Sellers’ Representative shall be the sole party authorized, on behalf of Sellers, to assume or participate in the defense of and negotiate and enter into settlements and compromises of claims made pursuant to this Section 8.4.

(b)        The Sellers’ Representative shall have the right, exercisable upon written notice within 10 days after receipt of such notice, to assume the defense of such Proceeding with counsel of reputable standing reasonably acceptable to Purchaser unless (i) in such action, injunctive or equitable remedies have been sought in respect of any Purchaser Indemnitee(s), the Company or any of its Subsidiaries, (ii) the outcome of any judgment or settlement in the matter could materially adversely affect the business of the Purchaser Indemnitee(s), the Company or any of its Subsidiaries, (iii) the Proceeding involves a Claim for damages in excess of the value of the sum of the Primary Escrow Fund and the value of the Escrow Shares or, in the case of Claims related to the matters set forth in Appendix 8.2(h), damages in excess of the Secondary Escrow Fund, (iv) the Proceeding involves a claim for Taxes (in which case the Proceeding shall be subject to Section 5.9(c) hereof), or (v) such action involves Intellectual Property (in which event Purchaser shall have the sole right to defend such claim).

(c)        If the Sellers’ Representative elects to assume the defense of such Proceeding as provided herein, (i) it shall diligently conduct the defense; (ii) the election will conclusively establish that the Purchaser Indemnitee(s) is entitled to relief under this Agreement for any Loss arising, directly or indirectly, from, related to or otherwise in connection with such Third Party Claim; and (iii) no compromise, settlement or consent to entry of any judgment of such Third Party Claim or Proceeding may be effected by the Sellers’ Representative without the Purchaser Indemnitee(s) prior written consent unless (A) there is no finding or admission of any violation of any Regulation or any violation of the rights of any Person, (B) the Purchaser Indemnitee(s) shall receive a full and unconditional release from all liability with respect to such Third Party Claim or Proceeding and any other claims by the Person(s) bringing such Third Party Claim or Proceeding, and (C) the sole relief provided is monetary damages that are paid in full by Sellers. The Sellers’ Representative will lose any previously acquired right to control the defense of any Proceeding if, for any reason, the Sellers’ Representative ceases to actively, competently and diligently conduct the defense.

(d)        If the Sellers’ Representative does not assume the defense of any matter for which it is entitled to assume such defense as provided above, or if the Sellers’ Representative elects to assume the defense but does not actively, competently and diligently conduct the defense, (i) the Purchaser Indemnitee(s) shall have the full right to defend against any such Claim or Proceeding at the expense of Sellers and shall be entitled to settle or agree to pay in full such Claim or Proceeding, in its sole discretion and (ii) Sellers shall be bound by any determination resulting from such Third Party Claim or Proceeding and any compromise, settlement or judgment effected by the Purchaser Indemnitee(s). With respect to any matter as to which the Sellers’ Representative is not entitled to assume the defense pursuant to Section 8.4(b), the Purchaser Indemnitee(s) shall not enter into any settlement or consent to entry of any judgment for which an indemnification claim will be made hereunder without the approval of the Sellers’ Representative, which approval shall not be unreasonably conditioned or delayed.

(e)        With respect to any Third Party Claim or Proceeding, if the Purchaser Indemnitee(s) controls such defense, Sellers agrees to pay to the Purchaser Indemnitee(s) promptly upon demand from time to time all reasonable attorneys’ fees and other costs and expenses of investigation and defense. If the Purchaser Indemnitee(s) shall be required by judgment or a settlement agreement to pay any amount in respect of any obligation or liability against which Sellers have agreed to indemnify the Purchaser Indemnitee(s) under this Agreement, Sellers shall promptly reimburse the Purchaser Indemnitee(s) in an amount equal to the amount of such payment plus all reasonable expenses (including reasonable fees and expenses of counsel and experts) incurred by such Purchaser Indemnitee(s) in connection with such obligation or liability subject to this Article VIII.

(f)        With respect to any Third Party Claim subject to this Article VIII, the Sellers’ Representative and the Purchaser Indemnitee(s) shall render such assistance to each other as they may reasonably require, shall cooperate in good faith in the defense of such Proceeding, and shall keep each other reasonably informed of the status of such Third Party Claim and any related Proceeding at all stages thereof. The Sellers’ Representative and the Purchaser Indemnitee(s) shall make available to each other all relevant records and take such other action and sign such documents as are necessary to defend such Proceeding in a timely manner.

(g)        A Purchaser Indemnitee shall have the right to employ its own counsel in any case, but the fees and expenses of such counsel shall be at the expense of the Purchaser Indemnitee unless (i) the employment of such counsel shall have been authorized in writing by the Sellers’ Representative in connection with the defense of such action or claim or (ii) such Purchaser Indemnitee shall have reasonably concluded on the advice of its counsel that Sellers and the Purchaser Indemnitees have conflicting interests or different defenses available with respect to such Proceeding, in which case the reasonable fees and expenses of not more than one additional counsel for the Purchaser Indemnitee(s) shall be included as “Losses” with respect to this Agreement.

(h)        With respect to any Third Party Claim subject to this Article VIII, the parties shall cooperate in a manner to preserve in full, to the extent possible, the confidentiality of all Company Confidential Information and the attorney-client and work-product privileges. In connection therewith, each party agrees that:

(i)        it shall use its best efforts, in respect of any Third Party Claim in which it has assumed or participated in the defense, to avoid production of Company Confidential Information, consistent with applicable Regulations and rules of procedure; and

(ii)        all communications between any party and counsel responsible for or participating in the defense of any Third Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

8.5        Other Claims.  A Claim under this Article VIII for any matter not involving a Third Party Claim may be made by written notice to the Sellers’ Representative.

8.6        Characterization of Indemnity Payments.  The parties agree to treat any indemnification payments made under this Agreement as an adjustment to the Final Purchase Price for Tax purposes, unless otherwise required by applicable Regulation.

8.7        No Contribution.  Sellers shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Company or any Subsidiary in connection with any indemnification obligation or any other liability to which Sellers may become subject under or in connection with this Agreement or the Related Agreements.

8.8        Exclusive Remedy.  The parties hereto hereby agree that, from and after the Closing Date, the indemnification provisions set forth in this Article VIII are the exclusive provisions in this Agreement with respect to the liability of Sellers for the breach, inaccuracy or nonfulfillment of any representation or warranty or any covenants, agreements or other obligations contained in this Agreement and the sole remedy of the Purchaser Indemnitees for any claims for breach of representation or warranty or covenants, agreements or other obligations arising out of this Agreement or any law or legal theory applicable thereto; provided that nothing herein shall preclude any party from (a) seeking any remedy based upon fraud, intentional misrepresentation or willful or criminal misconduct by any other party hereto or (b) enforcing its right to specific performance of post-Closing covenants, agreements or other post-Closing obligations.

ARTICLE IX

TERMINATION

9.1         Termination Events.  This Agreement may be terminated prior to the Closings:

(a)        by mutual written consent of Purchaser and Sellers;

(b)        by written notice by Sellers to Purchaser or Purchaser to Sellers, as the case may be, in the event the Closings have not occurred on or prior to July 31, 2015 (the “Termination Date”) for any reason other than delay or nonperformance of or breach by the party seeking such termination;

(c)        by Purchaser or Sellers, if any Order of any Governmental Authority of competent jurisdiction permanently restraining, enjoining or otherwise preventing the consummation of the transactions contemplated hereby has been issued and becomes final and non-appealable;

(d)        by written notice from Purchaser to Sellers, if there has been a breach of any representation, warranty, covenant or agreement by the Company or Sellers, or any such representation or warranty shall become untrue after the date hereof, such that the conditions in Sections 7.2(a) and 7.2(b) would not be satisfied, and such breach is not curable or, if curable, is not cured within the earlier of (i) 10 days after written notice thereof is given by Purchaser to Sellers and (ii) the Termination Date;

(e)        by written notice from Sellers to Purchaser, if there has been a breach of any representation, warranty, covenant or agreement by Purchaser, or any such representation or warranty shall become untrue after the date hereof, such that the conditions in Sections 7.3(a) and 7.3(b) would not be satisfied, and such breach is not curable or, if curable, is not cured within the earlier of (i) 15 days after written notice thereof is given by Sellers to Purchaser and (ii) the Termination Date; or

(f)        by Purchaser, if Purchaser does not receive the Parent Financial Statements by July 31, 2015.

9.2        Effect of Termination.  If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement shall terminate; provided, that: (a) no party to this Agreement shall be relieved of any obligation or liability arising from any prior willful breach by such party of any representation, warranty, covenant or other provision of this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Article X.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.1      Sellers’ Representative.

(a)        Sellers hereby irrevocably appoint Michael Hagen as the Sellers’ Representative to act as their agent and attorney-in-fact for purposes of this Agreement, and consent to the taking by the Sellers’ Representative of any and all actions and the making of any decisions required or permitted to be taken by him under this Agreement (including, without limitation, the exercise of the power to authorize reduction to the Primary Escrow Fund, the Secondary Escrow Fund and/or Escrow Shares, as applicable, in satisfaction of Claims by any Purchaser Indemnitee). The Sellers’ Representative hereby agrees to negotiate, enter into settlements and compromises of Claims, including Third Party Claims, to comply with Orders with respect to such Claims, resolve any Claim made pursuant to Article VIII of this Agreement, take all actions necessary in his judgment for the accomplishment of the foregoing and hereby accepts his appointment on behalf of Sellers as the Sellers’ Representative for purposes of this Agreement. Purchaser shall be entitled to deal exclusively with the Sellers’ Representative on all matters relating to this Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of Sellers by the Sellers’ Representative, and on any other action taken or purported to be taken on behalf of Seller by the Sellers’ Representative, as fully binding upon Sellers.

(b)        If the Sellers’ Representative shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of Sellers, then Sellers shall, within 10 days after such death or disability, appoint a successor representative reasonably satisfactory to Purchaser. Any such successor shall become the “Sellers’ Representative” for purposes of this Agreement.

(c)        The Sellers’ Representative shall not be liable for any act done or omitted hereunder as the Sellers’ Representative while acting in good faith and in the exercise of reasonable judgment. Sellers shall indemnify the Sellers’ Representative and hold the Sellers’ Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Sellers’ Representative and arising out of or in connection with the acceptance or administration of the Sellers’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Sellers’ Representative.

10.2        Amendment and Modification.  This Agreement may be amended, modified and supplemented only by signed written agreement of the Sellers’ Representative, the Company, and Purchaser, at any time with respect to any of the terms contained herein.

10.3        Waiver of Compliance; Consents.  Any failure of Purchaser, on the one hand, or any of the other parties hereto, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived in writing by the Sellers’ Representative, on the one hand, or Purchaser, on the other hand, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing.

10.4        Notices.  All notices and other communications required or permitted hereunder shall be in writing (which term, when used herein and in the Related Agreements, shall include facsimile or other electronic transmission) and shall be deemed to have been duly given (i) upon actual receipt, when delivered by hand, (ii) upon receipt of transmission confirmation, when sent by facsimile or other electronic transmission, (iii) three (3) Business Days after mailing by registered or certified mail within the United States, (iv) one (1) Business Day after sending by overnight courier (with postage prepaid and confirmation requested) within the United States or (v) two (2) Business Days after sending by international courier (with postage prepaid and confirmation requested):

If to the Company prior to the Closings, the Sellers’ Representative or Sellers, to:

ID Checker NL B.V.

Tingietersweg 44

2031 ES Haarlem Haarlem

The Netherlands

Fax No.: +31 (0)23 – 532 08 75

Attention:  Michael Hagen

with a copy to (which shall not constitute notice):

Carr & Ferrell LLP

120 Constitution Drive

Menlo Park, CA 94025

Tel: (650) 812-3476

Fax No.: (650) 812-3444

Attention: Jill Fishbein, Esq.

or to such other Person or address as the Sellers’ Representative shall furnish by notice to Purchaser in writing in accordance with this Section 10.4.

If to the Company after the Closings, or to Purchaser, to:

Mitek Systems, Inc.

8911 Balboa Avenue

San Diego, CA 92123

Fax No.: 858-309-1701

Attention:  Chief Financial Officer

with a copy to (which shall not constitute notice):

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, CA 92121

Fax No.:  858-458-3130

Attention:  Carl R. Sanchez, Esq.

or to such other Person or address as Purchaser shall furnish by notice to the Company or the Sellers’ Representative in writing in accordance with this Section 10.4.

10.5        Assignment.  This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (except (a) by Purchaser or, following the Closings, the Company to their respective lenders and such lender’s successors and assigns and (b) by Purchaser to a transferee purchaser of any of the Shares) without the prior written consent of the other parties.

10.6        Governing Law.

(a)        This Agreement shall be governed by the laws of the State of Delaware without reference to principles of conflicts of laws that would result in the application of the laws of any other jurisdiction.

(b)        The transfer of the Company Shares pursuant to the notarial deed shall be governed by the laws of the Kingdom of the Netherlands.

10.7	Specific Enforcement; Consent to Jurisdiction.

(a)        The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations pursuant to this Agreement in accordance with its specified terms or otherwise breach such terms. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b)        Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that: (i) any party has an adequate remedy at law; or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. In addition, each of the parties hereto: (A) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any state court located in the State of Delaware in the event that any dispute arises out of this Agreement or the transactions contemplated hereby; (B) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (C) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a federal court located in the State of Delaware or a state court located in the State of Delaware.

10.8        WAIVER OF JURY TRIAL.  EACH OF PURCHASER, SELLERS AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

10.9        Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

10.10        Headings.  The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.11    Entire Agreement.  This Agreement, including the schedules and exhibits hereto and the documents, certificates and instruments referred to herein (including, without limitation, the Related Agreements), together with the Confidentiality Agreement, embodies the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement and supersedes all prior agreements, representations, warranties, promises, covenants, arrangements, communications and understandings, oral or written, express or implied, between the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement. There are no agreements, representations, warranties, promises, covenants, arrangements or understandings between the parties with respect to such transactions, other than those expressly set forth or referred to herein. Without limitation of the foregoing and notwithstanding anything to the contrary expressed in the letter of intent among the Company, Sellers and Purchaser, dated March 18, 2015 (the “Letter of Intent”), immediately upon the execution and delivery of this Agreement, all the terms and conditions of the Letter of Intent and all obligations of the parties thereto thereunder shall henceforth cease to operate or to bind in any way such parties.

10.12    Interpretation.  This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party as having been drafted by it will not apply to any construction or interpretation of this Agreement. The parties intend that each representation, warranty, covenant and agreement contained in this Agreement will have independent significance. The fact that any conduct or state of facts may be within the scope of two or more representations, warranties, covenants, or agreements contained in this Agreement, whether relating to the same or different subject matters and regardless of the relative levels of specificity, shall not be considered in construing or interpreting this Agreement.

10.13    Binding Effect.  Except for the provisions of Article VIII, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the signatories to this Agreement and each of their respective successors and permitted assigns.

10.14    Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party hereto, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of, any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

10.15    Severability.  Unless otherwise provided herein, if any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

10.16    Expenses.  Except as otherwise set forth herein, each party hereto shall bear all of its own expenses, including, without limitation, legal fees and expenses, with respect to this Agreement and the transactions contemplated hereby, including all fees, costs and expenses incurred by such party in connection with or by virtue of the Closings; provided, that Sellers shall be responsible for and shall pay any Transaction Costs that were not paid on or prior to the Closing Date.

10.17    Further Assurances.  Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as the other party may reasonably request (on or after the Closing Date) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement, any of the Related Agreements or any of the other documents, certificates, etc. executed or delivered in connection therewith; but any cost or expense in connection with the foregoing shall be borne by the requesting party.

ARTICLE XI

DEFINITIONS

The following terms shall, for the purposes of this Agreement and the schedules and exhibits hereto, have the following meanings (terms defined in the singular or the plural include the plural or the singular, as the case may be):

“2014 Financial Statements” shall have the meaning ascribed to that term in Section 3.7(a).

“2015 Earnout Date Price” shall have the meaning ascribed to that term in Section 1.8(b)(i).

“2015 Earnout Period” shall have the meaning ascribed to that term in Section 1.8(b).

“2015 Earnout Period Net Income” shall have the meaning ascribed to that term in Section 1.8(c).

“2015 Earnout Period Revenue” shall have the meaning ascribed to that term in Section 1.8(b).

“2015 Earnout Shares” shall have the meaning ascribed to that term in Section 1.8(a).

“2015 Net Income Shares” shall have the meaning ascribed to that term in Section 1.8(a).

“2015 Net Income Target” shall have the meaning ascribed to that term in Section 1.8(c)(i).

“2015 Revenue Shares” shall have the meaning ascribed to that term in Section 1.8(a).

“2015 Revenue Target” shall have the meaning ascribed to that term in Section 1.8(d)(i).

“2016 Earnout Date Price” shall have the meaning ascribed to that term in Section 1.8(d)(i).

“2016 Earnout Shares” shall have the meaning ascribed to that term in Section 1.8(a).

“2016 Earnout Period” shall have the meaning ascribed to that term in Section 1.8(d).

“2016 Earnout Period Net Income” shall have the meaning ascribed to that term in Section 1.8(e).

“2016 Net Income Shares” shall have the meaning ascribed to that term in Section 1.8(a).

“2016 Net Income Target” shall have the meaning ascribed to that term in Section 1.8(e)(i).

“2016 Revenue Shares” shall have the meaning ascribed to that term in Section 1.8(a).

“2016 Revenue Target” shall have the meaning ascribed to that term in Section 1.8(d)(i).

“Acquisition Proposal” shall have the meaning ascribed to that term in Section 5.4(a).

“Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a)       any transaction, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction involving the Company or any of its Subsidiaries;

(b)       any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of a material portion of the business or assets of the Company or any of its Subsidiaries; or

(c)       any liquidation or dissolution of the Company or any of its Subsidiaries.

“Adjustments Deficiency” shall have the meaning ascribed to that term in Section 1.7(f).

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Agreement” shall have the meaning ascribed to that term in the Preamble to this Agreement.

“Aggregate Estimated Shortfall” shall mean the sum of the Estimated Closing Cash Shortfall and the Estimated Working Capital Shortfall.

“Aggregate Final Shortfall” shall mean the sum of the Final Closing Cash Shortfall and the Final Working Capital Shortfall.

“Authorizations” shall mean all approvals, permits, licenses, certificates, franchises, permission, clearance, registration, qualification or other authorizations issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Regulation.

“Balance Sheet Date” shall have the meaning ascribed to that term in Section 3.7(a).

“Basket” shall have the meaning ascribed to that term in Section 8.3.

“Business” shall have the meaning ascribed to that term in the Recitals to this Agreement.

“Business Assets” shall have the meaning ascribed to that term in Section 3.11.

“Business Asset Transfer” shall have the meaning ascribed to that term in the Recitals to this Agreement.

“Business Day” shall mean any day, other than a Saturday, Sunday or legal holiday in the State of New York on which banks are open for substantially all their banking business in New York City, New York.

“BV IP Transfer” shall have the meaning ascribed to that term in the Recitals to this Agreement.

“BV IP Transfer Agreement” shall mean the deed of transfer IPR, in substantially the form of Exhibit B, between ID Kwadraat B.V., Stichting ID Checker and the Company.

“Cash Purchase Price” shall have the meaning ascribed to that term in Section 1.1.

“Cause” shall mean: (a) Founder’s continued failure to substantially perform the duties required of Founder’s position with the Purchaser (or any Subsidiary or Affiliate of Purchaser) after written notice to the Founder specifically identifying the failure to perform such duties; (b) Founder’s engaging in any act of dishonesty, fraud or intentional misrepresentation against Purchaser, its Subsidiaries or its Affiliates; (c) Founder’s conviction of any felony (other than any traffic related offense) or of any other crime, in each case, involving moral turpitude; (d) Founder’s material breach of any agreement between Founder and Purchaser (or any Subsidiary or Affiliate of Purchaser); or (e) Founder’s failure to comply in all material respects with any policy of Purchaser (or any Subsidiary or Affiliate of Purchaser) after notice thereof from Purchaser describing Founder’s failure to comply with such policies.

“CEO Certificate” shall have the meaning ascribed to that term in Section 7.2(a)(iii).

“Change of Control Payments” shall mean any bonuses, accelerated payments, severance, termination or other employment-related payments, or other similar amounts that may become payable by the Company or any of its Subsidiaries as a result of or in connection with the consummation of the transactions contemplated hereby (for avoidance of doubt, not in connection with or as a result of any action of the Company after the Closings) to any directors, officers or Employees of the Company or any of its Subsidiaries or to other Persons, including, without limitation, pursuant to, in connection with or as a result of (a) any Management Incentive Plans or, if applicable, the termination thereof by the Company or any of its Subsidiaries prior to the Closings, (b) any Company or Company Affiliate pension plan, any liabilities or obligations thereunder or, if applicable, the termination thereof by the Company or any of its Subsidiaries prior to the Closings, and (c) any Taxes in connection with or resulting from the foregoing.

“Claim” shall mean any action, claim, lawsuit, demand, suit, hearing, notice of a violation, litigation, grievance, proceeding, arbitration, or other dispute, whether civil, criminal or administrative.

“Closings” shall have the meaning ascribed to that term in Section 1.2(b).

“Closing Cash” shall mean and include all cash and cash equivalents of the Company as reflected in the financial statements of the Company, including all outstanding checks and deposits in transit, as of the Closing Date.

“Closing Cash Payment” shall mean (i) the Cash Purchase Price, minus (ii) all Indebtedness, minus (iii) all unpaid Transaction Costs, minus (iv) the Primary Escrow Amount, minus (v) the amount of the Secondary Escrow Fund, minus (vi) the Aggregate Estimated Shortfall, if any.

“Closing Cash Target” shall mean positive Closing Cash of one hundred thousand Euros (€100.000,00) on a consolidated basis, the calculation of which shall reflect all outstanding checks and deposits in transit.

“Closing Certificate” shall have the meaning ascribed to that term in Section 1.3(a).

“Closing Date” shall have the meaning ascribed to that term in Section 1.2(b).

“Closing Date Balance Sheet” shall have the meaning ascribed to that term in Section 1.7(a).

“Closing Date Closing Cash Amount” shall have the meaning ascribed to that term in Section 1.7(a).

“Closing Date Price” shall mean the greater of (a) $3.00 per share or (b) the volume weighted average closing price of Purchaser Common Stock over the 10 trading-day period ending on and including the date immediately preceding the Closing Date, as reported on the NASDAQ Capital Market.

“Closing Date Working Capital Amount” shall have the meaning ascribed to that term in Section 1.7(a).

“Closing Shares” shall mean that number of shares of Purchaser Common Stock that is equal to the sum of (i) (A) US$3,000,000 minus (B) the Loan Balance, divided by (ii) the Closing Date Price.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Company” shall have the meaning ascribed to that term in the Preamble to this Agreement.

“Company Affiliate” shall mean each Subsidiary and any Person that, together with the Company or any Subsidiary, has been or is treated as a single employer.

“Company Confidential Information” shall mean the confidential information, including industrial and commercial secrets and know-how, about or related to the Company or any of its Subsidiaries and their respective businesses, products, markets, condition (financial or other), operations, assets, liabilities, results of operations, cash flows, customers, clients, prospects, suppliers, Employees and strategies; provided, that, with respect to Sellers, the term “Company Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Seller, (b) was within the possession of Sellers prior to it being furnished to Sellers by or on behalf of the Company or any of its Subsidiaries, provided that the source of such information was not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company, any of its Subsidiaries, any of their respective Representatives or any other party with respect to such information, (c) becomes available to Sellers on a non-confidential basis from a source other than the Company or any of its Subsidiaries or any of their respective Representatives, provided that such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company, any of its Subsidiaries or any of their respective Representatives or any other party with respect to such information or (d) is independently developed by Sellers without access to the Company’s Confidential Information. If any information that the Company or any of its Subsidiaries deems to be a trade secret is found by a court of competent jurisdiction not to be a trade secret (whether for purposes of this Agreement or otherwise), such information may nonetheless still be considered Company Confidential Information for purposes of this Agreement.

“Company Constituent Documents” shall have the meaning ascribed to that term in Section 3.3.

“Company Contract” shall mean any Contract, including any amendment or supplement thereto, (a) to which the Company or any of its Subsidiaries is a party, (b) by which the Company or any of its Subsidiaries or any of their respective assets is bound or under which any of the Company or any of its Subsidiaries is subject to any liability or obligation, or (c) under which the Company or any of its Subsidiaries has any right or interest.

“Company Disclosure Schedule” shall mean the schedule, dated as of the date of the Agreement and modifying the representations and warranties of Sellers and the Company in Article II and Article III, respectively, and the covenants of the Company in Article V, delivered to Purchaser on behalf of Sellers and the Company.

“Company Fundamental Representation” shall have the meaning ascribed to that term in Section 8.1.

“Company Guarantee” shall mean that certain credit agreement (kredietovereenkomst) and the deed of pledge (combi-pandakte met volmacht voor vooraaden en/of inventaris en/of vorderingen), dated as of May 31, 2011, by and among the Company, ID Kwadraat B.V., DataChecker B.V. and ABN AMRO Bank N.V. and any and all deeds, instruments and other documents relating thereto.

“Company IP” shall mean all Intellectual Property Rights and Intellectual Property owned by or licensed to or used by the Company or any of its Subsidiaries or any of the Parent Affiliates.

“Company Pension Plan” shall mean each Company Representative Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (even though ERISA is not applicable to such plan).

“Company Products” shall have the meaning ascribed to that term in Section 1.8(a).

“Company Representative” shall mean any current or former Employee, officer, consultant, independent contractor or director of the Company or any Company Affiliate.

“Company Representative Agreement” shall mean each current management, employment, severance, consulting, commission, relocation, repatriation or expatriation agreement or other Contract between the Company or any Company Affiliate and any Company Representative, other than any such management, employment, severance, consulting, commission, relocation, repatriation or expatriation agreement or other Contract with a Company Representative that is terminable “at will” without any obligation on the part of the Company or any Company Affiliate to make any payments or provide any benefits in connection with or after such termination.

“Company Representative Plan” shall mean any current or former plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (even though ERISA is not applicable to such plan), that is or has been maintained, contributed to, or required to be contributed to, by the Company or any Company Affiliate for the benefit of any current or former Employee, or with respect to which the Company or any Company Affiliate has or may have any actual or contingent liability or obligation (including any such obligations under any terminated plan or arrangement), except that such definition shall not include any Company Representative Agreement.

“Company Rights” shall have the meaning ascribed to that term in Section 3.4(c).

“Company Shares” shall have the meaning ascribed to that term in the Recitals to this Agreement.

“Company Software” shall have the meaning ascribed to that term in Section 3.20(k).

“Company Welfare Plan” shall have the meaning ascribed to that term in Section 3.15(n).

“Confidentiality Agreement” shall have the meaning ascribed to that term in Section 5.1.

“Contract” shall mean any written, oral, implied or other agreement, contract, credit facility, lease, license, sublicense, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.

“Conversion Principle” shall mean the EUR/USD exchange rate, expressed as the amount of USD per EUR, published by the European Central Bank at or around 3:00 pm CET as published on the website of the European Central Bank (https://www.ecb.europa.eu/stats/exchange/eurofxref/html/index.en.html) on a particular Business Day.

“Current Assets” shall mean and include the current assets of the Company as reflected in the financial statements of the Company, including cash (the calculation of which will take into account all outstanding checks and deposits in transit), but excluding the intercompany receivables set forth on Appendix 11(a) as of the Closing Date.

“Current Liabilities” shall mean and include the current liabilities of the Company as reflected in the financial statements of the Company, excluding the Loan Balance, all unpaid Transaction Costs, and the intercompany payables set forth on Appendix 11(b), in each case as of the Closing Date.

“Dutch GAAP” shall mean the accounting principles and practices generally accepted in The Netherlands.

“Earnout Date Price” shall mean the 2015 Earnout Date Price and/or the 2016 Earnout Date Price, as the case may be.

“Earnout Determination Date” shall have the meaning ascribed to that term in Section 1.8(f).

“Earnout Period” shall have the meaning ascribed to that term in Section 1.8(a).

“Earnout Period Net Income” shall have the meaning ascribed to that term in Section 1.8(a).

“Earnout Period Revenue” shall have the meaning ascribed to that term in Section 1.8(a).

“Earnout Shares” shall have the meaning ascribed to that term in Section 1.8(a).

“Earnout Statement” shall have the meaning ascribed to that term in Section 1.8(f).

“Employee” shall mean any person employed at the specified time or from time to time by the Company or any of its Subsidiaries.

“Employment Contract” shall have the meaning ascribed to that term in Section 3.15(a).

“Encumbrance” shall mean any security interest, lien, mortgage, pledge, warranty endorsement, hypothecation, charge or similar encumbrance.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity of any kind.

“Environmental Action” shall mean any complaint, summons, citation, notice, directive, Order, claim, litigation, third party investigation, judicial or administrative proceeding, judgment, letter or other communication from any Governmental Authority or any third party involving actual or alleged violations of or liability under Environmental Laws or Releases of Hazardous Materials in, on, or migrating to or from the real property owned or leased by the Company or any of its Subsidiaries.

“Environmental Law” shall mean any federal, state, local or foreign Regulation, or judicial or administrative order or decision, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Regulation relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials in effect at any time since the Company’s or any of its Subsidiaries’ inception.

“Environmental Liabilities and Costs” shall mean all liabilities, monetary obligations, losses, damages, punitive damages, treble damages, costs and expenses (including, without limitation, all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand required by any Governmental Authority or any third party, and which relate to any Environmental Action.

“ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Escrow Agent” shall mean Deutsche Bank National Trust Company.

“Escrow Agreement” shall have the meaning ascribed to that term in Section 1.9(a).

“Escrow Closing Shares” shall mean that number of Closing Shares that is equal to (i) $900,000 divided by (ii) the Closing Date Price (rounded up to the nearest whole share); provided, however, that if the Closing Cash Payment shall be greater than US$2,700,000, the reference to $900,000 in this definition shall be reduced by the Excess Amount.

“Escrow Earnout Shares” shall have the meaning ascribed to that term in Section 1.9(d).

“Escrow Shares” shall have the meaning ascribed to that term in Section 1.9(d).

“Estimated Closing Balance Sheet” shall have the meaning ascribed to that term in Section 1.3(a).

“Estimated Closing Cash Amount” shall have the meaning ascribed to that term in Section 1.3(a).

“Estimated Closing Cash Shortfall” shall have the meaning ascribed to that term in Section 1.3(c).

“Estimated Working Capital Amount” shall have the meaning ascribed to that term in Section 1.3(a).

“Estimated Working Capital Shortfall” shall have the meaning ascribed to that term in Section 1.3(c).

“Excess Amount” shall have the meaning ascribed to that term in Section 1.7(i).

“Facilitair Shares” shall mean 100% of the issued and outstanding share capital of Facilitair Bedrijf B.V. (which, prior to the Facilitair Transfer, was a direct wholly owned subsidiary of Parent), on a fully diluted basis.

“Facilitair Transfer” shall have the meaning ascribed to that term in the Recitals to this Agreement.

“Fee Statement Letter” shall have the meaning ascribed to that term in Section 1.4(b).

“Final Adjustment Overage” shall have the meaning ascribed to that term in Section 1.7(d).

“Final Adjustment Shortfall” shall have the meaning ascribed to that term in Section 1.7(d).

“Final Closing Cash Amount” shall have the meaning ascribed to that term in Section 1.7(b).

“Final Closing Cash Shortfall” shall have the meaning ascribed to that term in Section 1.7(c).

“Final Purchase Price” shall have the meaning ascribed to that term in Section 1.7(h).

“Final Working Capital Amount” shall have the meaning ascribed to that term in Section 1.7(b).

“Final Working Capital Shortfall” shall have the meaning ascribed to that term in Section 1.7(c).

“Financial Statements” shall have the meaning ascribed to that term in Section 3.7(a).

“Founders” shall mean Michael Hagen and Pierre L.M. de Boer.

“Funds Flow Memorandum” shall have the meaning ascribed to that term in Section 1.6.

“Fundamental Representation” shall have the meaning ascribed to that term in Section 8.1.

“Good Reason” for a Founder to terminate such Founder’s employment, directorship or consulting relationship with the Company or Purchaser (or any Subsidiary of Purchaser or the Company) shall mean the occurrence of any of the following events, other than as agreed to by the Founder and Purchaser in connection with the transactions contemplated by this Agreement: (i) any material reduction in Founder’s overall compensation package; (ii) any material reduction in Founder’s duties, provided that a change in Founder’s position or title shall not be deemed a “material reduction” unless, in connection with such change, Founder’s new duties are materially reduced from Founder’s prior duties in the aggregate; (iii) the relocation of the principal place at which Founder provides services to Purchaser to a place located more than fifty (50) miles from the then-current principal place at which such services are provided; or (iv) the death or severe physical or mental disability of Founder.

“Governmental Authority” shall mean any governmental, regulatory or administrative body, agency, instrumentality, commission, board, department, arbitrator or authority, any court or judicial authority, and any governmental regulatory authority, whether federal, state, local, municipal, foreign or national.

“Haarlem Lease Agreement” shall mean a lease of office accommodation, between the Company and ID Kwadraat B.V., with respect to the premises located at (2031 ES) Haarlem at Tingietersweg 44, the Netherlands, registered in the Dutch land registry as Haarlem II, sectie N, number 1884 and an undivided share in a lot held in common ownership Haarlem II, sectie N, number 1726, in a form mutually acceptable to Purchaser and Parent.

“Hazardous Materials” shall mean (a) substances that are defined or listed in, or otherwise classified pursuant to Environmental Law as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” “pollutants,” “contaminants,” or any other similar term intended to define, list or classify a substance by reason of such substance’s ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or “TCLP toxicity,” (b) oil, petroleum, petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any flammable substances or explosives or any radioactive materials, (d) asbestos in any form, (e) polychlorinated biphenyls, (f) mold that poses a threat to human health, and (g) infectious waste.

“Hazardous Materials Activities” shall have the meaning ascribed to that term in Section 3.16(b).

“Indebtedness” shall mean (a) all long term outstanding indebtedness of the Company and its Subsidiaries for borrowed money and any accrued interest thereon, including, without limitation, (i) any long term debt to any creditors, including shareholders and Affiliates, and any working capital loan/revolver liabilities, (ii) any unfunded pension benefit obligations, (iii) the current portion of its capital lease obligations, (iv) any obligations for borrowed money or in respect of loans or advances (whether or not evidenced by bonds, debentures, notes, or other similar instruments or debt securities), (v) all liabilities under or in connection with letters of credit or bankers’ acceptances, performance bonds, sureties or similar obligations that have been drawn down, in each case, to the extent of such draw, (vi) any obligations to pay the deferred purchase price of property, goods or services other than those trade payables incurred in the ordinary course of business, (vii) all liabilities arising from cash/book overdrafts, (viii) any liabilities of others of the sort described in the foregoing clauses (a)(i) through (a)(vii) that are guaranteed by, or secured by any Lien on the assets of, the Company and its Subsidiaries, and (b) the liabilities set forth on Appendix 11(b).

“Initial Closing” shall have the meaning ascribed to that term in Section 1.2(a).

“Intellectual Property” shall mean and include all algorithms, application programming interfaces, apparatus, data, databases and data collections, diagrams, inventions (whether or not patentable), invention disclosures, improvements, know-how, trademarks, service marks, trade names, logos, slogans, trade dress, methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, Software, subroutines, user interfaces, algorithms, APIs, techniques, domain names, URLs, web sites, assay components, circuit designs and assemblies, gate arrays, IP cores, net lists, photomasks, semiconductor devices, test vectors, formulae, customer lists, works of authorship and other forms of technology (whether or not embodied in any tangible (corporeal) form and including all tangible (corporeal) embodiments of the foregoing such as instruction manuals, laboratory notebooks, prototypes, samples, studies, and summaries).

“Intellectual Property Rights” shall mean and include all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights in or associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) rights in or associated with trademarks, service marks, trade names, logos, brand names, slogans, product names, designs, trade dress, and other indicia of origin; (c) trade secret rights; (d) patents and industrial property rights; (e) rights in or associated with URLs, domain names; (f) all moral and economic rights of authors and inventors, however denominated; (g) other proprietary rights in Intellectual Property of every kind and nature, whether arising by operation of law, by Contract or license, or otherwise; and (h) all registrations, renewals, extensions, provisionals, combinations, divisions, continuations, continuations-in-part or reissues of, and applications for, any of the rights referred to in clauses (a) through (g) above.

“Interim Balance Sheet Date” shall have the meaning ascribed to that term in Section 3.7(a).

“Interim Financial Statements” shall have the meaning ascribed to that term in Section 3.7(a).

“IRS” shall mean the U.S. Internal Revenue Service.

“Key Employees” shall mean and include Michael Hagen, Pierre L.M. de Boer and Peter Arisz.

“Knowledge” (including, with correlative meaning, the terms “knowing,” “known by” and other similar variations) shall mean, with respect to an individual, that such individual is actually aware of such fact or other matter, after due inquiry of appropriate Company personnel. The Company shall be deemed to have Knowledge of a particular fact or other matter if any Key Employee has Knowledge of such fact or other matter.

“Lender Payoff Letter” shall have the meaning ascribed to that term in Section 1.4(a).

“Letter of Intent” shall have the meaning ascribed to that term in Section 10.11.

“Lien” shall mean any security interest, lien, privilege, mortgage, pledge, warranty endorsement, hypothecation, charge, encumbrance, equity, trust, equitable interest, preference, Claim, easement, servitude, right of use, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including, without limitation, any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), or interest of another Person of any kind or nature, whether perfected, unperfected or inchoate.

“Loan Balance” shall have the meaning ascribed to such term in the Promissory Note.

“Losses” shall have the meaning ascribed to that term in Section 8.2.

“Management Incentive Plans” shall mean any bonus or management incentive plans or arrangements of the Company or the Subsidiaries.

“Material Contract” shall have the meaning ascribed to that term in Section 3.10(a).

“Material Adverse Effect” shall mean any development or change that has had or would reasonably be expected to have a material adverse effect on (a) the Business (including Company Contracts), assets, liabilities, results of operations, or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) the ability of Sellers to consummate the transactions contemplated hereby; provided, however, that Material Adverse Effect shall not include any material adverse change, effect, event, occurrence, state of facts or development relating to or arising from (i) the industry in which the Company or any of its Subsidiaries operate generally or the U.S. or European economy in general, only to the extent such adverse change, effect, occurrence, state of fact or development does not affect the Company more adversely relative to other comparable Entities, (ii) any worldwide, national or local crisis (political, economic, financial or regulatory), including, without limitation, an outbreak or escalation of war, armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency occurring within or outside the United States or Europe; (iii) any change in any law applicable to the Company, including the proposal or adoption of any new law, any change in any existing law (including any change in the interpretation or enforcement of any existing law) or the repeal of any existing law; (iv) any act of God anywhere in the world, including hurricanes, floods, tsunamis, tornadoes, tropical storms, earthquakes, or similar events; (v) any change resulting from the execution of this Agreement or the consummation of any of the transactions contemplated by this Agreement, including any change resulting from or arising out of any announcement relating to this Agreement; or (vi) the taking of any action by Purchaser or the taking of any action by or on behalf of the Company that is approved or consented to by Purchaser.

“Net Income” shall have the meaning ascribed to that term in Section 1.8(a).

“Net Income Shares” shall have the meaning ascribed to that term in Section 1.8(a).

“Objection Notice” shall have the meaning ascribed to that term in Section 1.7(b).

“Order” shall mean any order, writ, assessment, decision, injunction, decree, judgment, ruling, award, settlement or stipulation issued, promulgated or entered into by or with any Governmental Authority.

“Ordinary Course” shall mean the ordinary course of the Business consistent with the Company’s past practice and standard industry practice.

“Parent” shall have the meaning ascribed to that term in the Preamble to this Agreement.

“Parent Affiliates” means Parent, the Company, the US Company, ID Kwadraat B.V., Facilitair Bedrijf B.V., STAK and Stichting ID Checker.

“Parent Audited Financial Statements” shall have the meaning ascribed to that term in Section 7.2(p).

“Parent Balance Sheet Date” shall have the meaning ascribed to that term in Section 7.2(p).

“Parent Financial Statements” shall have the meaning ascribed to that term in Section 7.2(p).

“Parent Interim Financial Statements” shall have the meaning ascribed to that term in Section 7.2(p).

“Permitted Liens” shall mean (a) statutory Liens not yet delinquent, (b) such imperfections or irregularities of title, easements, charges or encumbrances as do not materially detract from or interfere with the present use of the properties or assets subject thereto or affected thereby, otherwise impair present business operations at such properties, or do not materially detract from the value of such properties and assets, and (c) Liens reflected in the Financial Statements or the notes thereto.

“Person” shall mean any individual, corporation, limited liability company, association, partnership, business trust, joint venture, unincorporated organization, or other Entity of any kind.

“Policies” shall have the meaning ascribed to that term in Section 3.17(a).

“Pre-Closing Period” shall have the meaning ascribed to that term in Section 5.1.

“Pre-Closing Taxes” shall mean (a) any Taxes of the Company or any of its Subsidiaries attributable to any taxable period ending on or before the Closing Date or the pre-Closing portion of any Straddle Period as determined under Section 5.8(e) hereof, (including, for the avoidance of doubt, any Taxes that arise as a result of the sale of the US Shares and the Restructuring), except to the extent such Taxes were accrued on the Closing Balance Sheet and included in the calculation of Closing Date Working Capital, and (b) any liability of the Company or any Subsidiary for Taxes of any other Person, as a transferee or successor, by contract or otherwise; provided, however, that Pre-Closing Taxes shall not include any Taxes imposed on the Company that are directly attributable to the US IP Transfer.

“Primary Escrow Amount” shall have the meaning ascribed to that term in Section 1.9(a).

“Primary Escrow Fund” shall have the meaning ascribed to that term in Section 1.9(a).

“Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including, without limitation, any civil, criminal, administrative or appellate proceeding), prosecution or hearing that is, has been or may in the future be commenced, brought, conducted or heard by or before, or that otherwise has involved or may involve, any Governmental Authority or any arbitrator or arbitration panel.

“Profit Sharing Plan” shall have the meaning ascribed to that term in Section 7.2(v).

“Promissory Note” means that certain Convertible Promissory Note issued by Parent to Purchaser on March 18, 2015.

“Pro Rata Percentages” means the relative ownership of Sellers in the Company, as set forth in a schedule delivered by Parent to Purchaser at least three (3) Business Days prior to the Initial Closing.

“Purchase Price” shall have the meaning ascribed to that term in Section 1.1.

“Purchaser” shall have the meaning ascribed to that term in the Preamble to this Agreement.

“Purchaser Common Stock” shall mean common stock of US$0.001 per share in the capital of Purchaser.

“Purchaser Indemnitees” shall have the meaning ascribed to that term in Section 8.2.

“Purchaser Material Adverse Effect” shall mean any development or change that has had or would reasonably be expected to have a material adverse effect on (a) the business), assets, liabilities, results of operations, or financial condition of Purchaser and its Subsidiaries, taken as a whole, or (b) the ability of Purchaser to consummate the transactions contemplated hereby; provided, however, that Purchaser Material Adverse Effect shall not include any material adverse change, effect, event, occurrence, state of facts or development relating to or arising from (i) the industry in which Purchaser or any of its Subsidiaries operate generally or the U.S.

or European economy in general, only to the extent such adverse change, effect, occurrence, state of fact or development does not affect the Company more adversely relative to other comparable Entities, (ii) any worldwide, national or local crisis (political, economic, financial or regulatory), including, without limitation, an outbreak or escalation of war, armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency occurring within or outside the United States or Europe; (iii) any change in any law applicable to Purchaser, including the proposal or adoption of any new law, any change in any existing law (including any change in the interpretation or enforcement of any existing law) or the repeal of any existing law; (iv) any act of God anywhere in the world, including hurricanes, floods, tsunamis, tornadoes, tropical storms, earthquakes, or similar events; or (v) any change resulting from the execution of this Agreement or the consummation of any of the transactions contemplated by this Agreement, including any change resulting from or arising out of any announcement relating to this Agreement.

“Purchaser SEC Reports” shall have the meaning ascribed to that term in Section 4.5(a).

“Referee” shall have the meaning ascribed to that term in Section 1.7(b).

“Registered IP” shall mean all Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document recorded with, filed with or issued by any applicable Governmental Authority or domain name registrar, including all (a) patents and patent applications (including provisional applications), (b) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks, (c) registered copyrights and applications for copyright registration, (d) registered mask works, and (e) domain name registrations

“Regulation” shall mean any federal, state, local, municipal, foreign or international law, statute, constitution, principle of common law, resolution, ordinance, legally binding code, edict, decree, rule, regulation, ruling or any other similar action or legally binding requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Regulation S” shall have the meaning ascribed to that term in Section 1.8(i).

“Related Agreements” shall mean this Agreement, the Escrow Agreement, the BV IP Transfer Agreement, and the US IP Transfer Agreement.

“Related Party” shall mean (a) each individual who is a corporate officer or director of the Company; (b) each member of the immediate family of each of the individuals referred to in clause (a) above; and (c) any trust or other Entity (other than the Company) in which any one of the individuals referred to in clauses (a) and (b) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a controlling interest.

“Release” means any release, spill, leak, discharge, presence of, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, allowing to escape or migrate into or otherwise enter the environment (including ambient air, surface water, groundwater, wetlands, land, surface, and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Materials.

“Representatives” shall mean, with respect to a Person, the officers, directors, employees, agents, attorneys, accountants, advisors and representatives of such Person.

“Restricted Period” shall mean (a) with respect to any Founder, the period commencing on the Closing Date and ending on the date that is three (3) years after such Founder’s termination of employment with the Company (or any parent or subsidiary thereof) and (b) with respect to any Seller, the period commencing on the Closing Date and ending on the date that is three (3) years after the last remaining Founder’s termination of employment with the Company (or any parent or subsidiary thereof).

“Restructuring” shall have the meaning ascribed to that term in the Recitals to this Agreement.

“Revenue” shall have the meaning ascribed to that term in Section 1.8(a).

“Revenue Shares” shall have the meaning ascribed to that term in Section 1.8(a).

“Rule 144” shall have the meaning ascribed to that term in Section 6.1(d).

“Schedule of Indebtedness” shall have the meaning ascribed to that term in Section 1.3(a).

“SEC” shall mean the United States Securities and Exchange Commission.

“Second Closing” shall have the meaning ascribed to that term in Section 1.2(b).

“Secondary Escrow Fund” shall have the meaning ascribed to that term in Section 1.9(b).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning ascribed to those terms in the Preamble to this Agreement.

“Seller Fundamental Representations” shall have the meaning ascribed to that term in Section 8.1.

“Sellers’ Representative” shall have the meaning ascribed to that term in the Preamble to this Agreement.

“Shares” shall have the meaning ascribed to that term in the Recitals to this Agreement.

“Software” shall mean any computer software program, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human readable form.

“Specified Covenants” shall have the meaning ascribed to that term in Section 6.5(a).

“STAK” shall have the meaning ascribed to that term in the Preamble to this Agreement.

“Straddle Period” shall have the meaning ascribed to that term in Section 5.8(e).

“Subsidiary” shall mean, with respect to any Person, any Entity with respect to which such Person directly or indirectly (a) has the power to direct the management or policies of such Entity or (b) owns, beneficially or of record (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (ii) at least fifty percent (50%) of the outstanding equity or financial interests of such Entity.

“Tax”, “Taxes”, “Tax Return” and “Tax Returns”, respectively, shall have the meanings ascribed to those terms in Section 3.13(z).

“Tax Proceeding” shall have the meaning ascribed to that term in Section 5.9(c).

“Termination Date” shall have the meaning ascribed to that term in Section 9.1(b).

“Territories” means each of the states in the United States of America, The Netherlands, UK, Spain, Australia, New Zealand, Germany, Singapore and all other markets in which the Company currently conducts business.

“Third Party Claims” shall have the meaning ascribed to that term in Section 8.2.

“Transaction Costs” shall mean all fees, costs and expenses incurred by Sellers or by the Company or any of its Subsidiaries for the account of the Company or any of its Subsidiaries or for the account of any Seller at any time in connection with pursuing, negotiating or consummating the Letter of Intent, this Agreement, the Related Agreements, the Restructuring and/or the transactions contemplated hereby or thereby, including, without limitation, legal, investment banking and other professional fees and expenses, including, without limitation, any fees payable to any financial or other advisor in connection therewith, any Change of Control Payments, including, without limitation, any Taxes or other amounts payable by the Company in connection therewith, the amount of any Taxes payable by the Company with respect to the cancellation and termination of Company Rights, fees and expenses for any appraisal or other valuation of the Company performed by the Company or Sellers, and travel and overhead expenses of representatives of Sellers or the Company incurred in connection with pursuing, negotiating or consummating this Agreement, the Related Agreements or the transactions contemplated hereby or thereby.

“TUPE” shall mean the Transfer of Undertakings (Protection of Employment) Regulations 2006 as amended by the Collective Redundancies and Transfer of Undertakings (Protection of Employment) (Amendment) Regulations 2014.

“United States” or “U.S.” shall mean the United States of America.

“US Company” shall have the meaning ascribed to that term in the Recitals to this Agreement.

“US GAAP” shall mean United States generally accepted accounting principles, consistently applied, as in effect on the date of this Agreement. Unless otherwise expressly provided in this Agreement, all accounting terms not specifically defined herein shall be interpreted, all accounting determinations shall be made and all financial statements shall be prepared in accordance with US GAAP.

“US IP Transfer” shall have the meaning ascribed to that term in the Recitals to this Agreement.

“US IP Transfer Agreement” shall mean the deed of transfer IPR, in substantially the form of Exhibit C, between the Company and IDChecker, Inc.

“US Shares” shall have the meaning ascribed to that term in the Recitals to this Agreement.

“User Documentation” means explanatory and educational materials concerning the products of the Company or any of its Subsidiaries, in printed or electronic format, which the Company or any of its Subsidiaries has released for distribution to end users with such products, which may include manuals, descriptions, user and/or installation instructions, diagrams, printouts, listings, flowcharts and training materials, contained on visual media such as paper or photographic film, or on other physical storage media in machine-readable form.

“Working Capital Amount” shall mean an amount equal to the difference of Current Assets minus Current Liabilities.

“Working Capital Target” shall mean a positive Working Capital Amount of one hundred thousand Euros (€100.000,00) on a consolidated basis, the calculation of which shall reflect all outstanding checks and deposits in transit.

* * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MITEK SYSTEMS, INC.

By:	/s/ James B. DeBello
Name: James B. DeBello
Title: President and Chief Executive Officer

ID CHECKER NL B.V.

By:	/s/ Michael D.T.Hagen
Name: Michael D.T. Hagen
Title: CEO

ID CHECKER HOLDING B.V.

By:	/s/ Michael D.T. Hagen
Name: Michael D.T. Hagen
Title: CEO

MICHAEL HAGEN, in his individual capacity solely for purposes of Sections 6.3 through 6.6 of this Agreement and in his capacity as the Sellers’ Representative

/s/ Michael Hagen
Michael Hagen

PIERRE L.M. DE BOER, in his individual capacity solely for purposes of Sections 6.3 through 6.6 of this Agreement

/s/ Pierre L.M. de Boer
Pierre L.M. de Boer

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]